UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 14, 2005

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
December 14, 2005

Item 8.01 Other Events

On December 14, 2005, First Midwest Bancorp, Inc. announced that it had entered into an Agreement and Plan of Merger with Bank Calumet, Inc., pursuant to which Bank Calumet be merged with and into a subsidiary of First Midwest. A copy of the Agreement is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

    (a) and (b) not applicable

    (c) Exhibit Index:

    99   Merger Agreement issued by First Midwest Bancorp, Inc. and Bank Calumet, Inc. dated December 12, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: December 14, 2005   /s/ STEVEN H. SHAPIRO

Steven H. Shapiro
Executive Vice President

EXECUTION COPY

Exhibit 99

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FIRST MIDWEST BANCORP, INC.,

BIRD ACQUISITION CORPORATION,

AND

BANK CALUMET, INC.

DATED AS OF DECEMBER 12, 2005

TABLE OF CONTENTS

INDEX OF EXHIBITS

INDEX OF APPENDICES

INDEX OF DEFINED TERMS

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this *"Agreement"*) is made and entered into as of December 12, 2005, by and among FIRST MIDWEST BANCORP, INC., a Delaware corporation (the *"Buyer"*), BIRD ACQUISITION CORPORATION, an Indiana corporation and wholly-owned subsidiary of the Buyer (*"NewCo"*), and BANK CALUMET, INC., an Indiana corporation (the *"Company"*).

RECITALS

WHEREAS, the Buyer desires to acquire the Company by causing NewCo to merge with and into the Company in accordance with this Agreement, which provides, among other things, that the Company shall be the surviving corporation (the *"Merger"*);

WHEREAS, the respective board of directors of the Buyer, NewCo and the Company deem it advisable that NewCo be merged with and into the Company in accordance with this Agreement;

WHEREAS, the parties hereto are desirous of entering into this Agreement for the purpose of effecting the Merger;

WHEREAS, as a condition and inducement to the Buyer's and NewCo's willingness to enter into this Agreement, contemporaneous with the execution and delivery of this Agreement certain Shareholders are entering into a Voting Agreement with the Buyer whereby each such Shareholder agrees to vote his, her or its shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby (including the Merger and the Plan of Merger) in any vote put forth to the Shareholders seeking approval of this Agreement or the transactions contemplated hereby (including the Merger and the Plan of Merger); and

WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the consummation of the Merger;

NOW, THEREFORE, in consideration of the premises and mutual covenants, representations, warranties and agreements herein contained, the parties hereto herby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.   Definitions. In addition to capitalized terms otherwise defined herein, as used in this Agreement the following capitalized terms shall have the meanings provided in this Section 1.01:

"Acquisition Proposal" shall mean any inquiry, proposal or offer relating to (a) a merger or consolidation, or any similar transaction (other than the Merger) of any Person with either the Company or any Subsidiary of the Company, (b) a purchase, lease or other acquisition of all or substantially all of the assets of either the Company or any Subsidiary of the Company, (c) a purchase or other acquisition of beneficial ownership by any Person or group of Persons of any equity securities of, or other proprietary interests in, any Subsidiary of the Company or (d) a purchase or other acquisition of beneficial ownership by any Person or group of Persons of equity securities of, or other proprietary interests in, the Company (i) representing ten percent (10%) or more of the voting power of the Company or (ii) which would cause such Person or group of Persons to become the beneficial owner of equity securities representing fifty percent (50%) or more of the voting power of the Company.

"Affiliate" shall mean, when used with reference to a specified Person, any Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with the specified Person, and as to any Person who is a natural Person, shall also include any trust or other estate in which such natural Person has a beneficial interest or as to which such natural Person serves as a trustee or in a similar fiduciary capacity and any Family of such natural Person. For purposes of this definition, the term *"controls"* or *"controlled by"* or *"under common control"* means (a) possession of ten percent (10%) or more of the voting rights of the specified Person or the right to appoint a majority of the managers or directors of the specified Person or (b) the direct or indirect beneficial ownership of ten percent (10%) or more of any equity securities of, or other proprietary interest in, the specified Person, and the term *"Family"* means the natural Person's spouse or former spouse(s), or any other natural Person who is related to the natural Person or the natural Person's spouse within the second degree, and any other natural Person who resides with such natural Person.

"Aggregate Merger Consideration" shall mean an amount in cash equal to $307,000,000 as adjusted herein.

"Anti-Money Laundering Laws" shall mean the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and all other anti-money laundering Laws.

"Best Efforts" shall mean the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; *provided however,* an obligation to use Best Efforts under this Agreement does not require the Person subject to the obligation (a) to take actions that would result in a materially adverse change in the benefits accruing to such Person from this Agreement and the transactions contemplated hereby (including without limitation the Merger) or (b) unless otherwise expressly provided, to incur any additional material financial obligation.

"Business Day" shall mean any day other than (a) a Saturday or Sunday or (b) any other day on which banks in the State of Illinois are permitted or required to be closed.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

"Company Certificate" shall mean a stock certificate evidencing ownership of share(s) of Company Common Stock.

"Consolidated Equity" shall mean the Company's stockholder equity on a consolidated basis as determined in accordance with GAAP; *provided, however,* (a) any amount required to be accrued by the Company pursuant to this Agreement and any unpaid Transaction Expense shall be considered a liability of the Company irrespective of whether such amount or such Transaction Expense is required under GAAP to be recorded as a liability of the Company and (b) any adjustments made in compliance with Statement of Financial Accounting Standards No. 115 and any Remediation Estimates shall be disregarded for purposes of determining the Company's Consolidated Equity.

"CRA" shall mean the Community Reinvestment Act of 1977, as amended, and the regulations related thereto.

"DFI" shall mean the Department of Financial Institutions of the State of Indiana.

"Dissenting Share" shall mean a share of Company Common Stock held by a Person who properly exercises (including timely delivery of a notice of intent to demand payment for shares and timely compliance with all other requirements under the applicable provisions of the IBCL) any appraisal or dissenters' rights or any right to demand the payment of fair value under the applicable provisions of the IBCL with respect to such share.

"Encumbrance" shall mean any charge, claim, community property interest, mortgage, easement, servitude, right of way, deed of trust, deed to secure debt, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or other restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

"Environmental Condition" shall mean (a) an above ground storage tank, underground storage tank, subsurface structure or container, and its associated piping, which is present at any Company Real Property and which violates an Environmental Law; (b) a Hazardous Substance present in soil and/or groundwater at any Company Real Property which violates an Environmental Law; (c) a discharge, emission or release of a Hazardous Substance related to a Company Real Property which violates an Environmental Law; (d) an event or condition that likely has occurred or exists with respect to any Company Real Property which constitutes a violation of an Environmental Law; or (e) an event or condition related to any Company Real Property which may require cleanup, remediation, abatement or restoration under any Environmental Law.

"Environmental Laws" shall mean all Laws and Orders that: (a) regulate air, water, soil, and solid waste management, including the generation, release, containment, storage, handling, transportation, disposition, or management of any Hazardous Substance; (b) regulate or prescribe requirements for air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance.

"FDIC" shall mean the Federal Deposit Insurance Corporation.

"Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

"Financial Statements" shall mean the consolidated balance sheet of a Person and its Subsidiaries, and the related consolidated statements of income, changes in shareholders' equity and cash flow.

"GAAP" shall mean the generally accepted accounting principles in the United States of America consistently applied.

"Governmental Approvals" shall mean all consents, approvals and authorizations associated with, related to or requested by the Regulatory Applications and any applicable antitrust consents, waivers or approvals.

"Governmental Authorization" shall mean any approval, consent, concession, grant, franchise, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law.

"Governmental Entity" shall mean any federal, state, local, municipal or foreign government, court, administrative agency, arbitrator, instrumentality, commission or other governmental or quasi-governmental authority, including without limitation any banking, insurance, securities or other regulatory authorities.

"Hazardous Substance" shall have the meaning set forth in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C.A., Section 9601 *et seq.,* and also includes any substance now or hereafter regulated by or subject to any Environmental Law and any other pollutant, contaminant, or waste, including petroleum, asbestos, fiberglass, radon, and polychlorinated biphenyls.

"HOEPA" shall mean the Home Ownership Equity Protection Act of 1994, as amended.

"IBCL" shall mean the Indiana Business Corporation Law, as amended.

"Intercompany Agreement" shall mean all agreements between the Company and any Subsidiary or Affiliate of the Company or among any Subsidiaries of the Company or between any Subsidiary of the Company and any Affiliate of the Company.

"IRS" shall mean the Internal Revenue Service.

"Knowledge" or *"to the Knowledge of"* shall mean, unless otherwise expressly provided herein, with respect to the Buyer, the actual knowledge of the officer executing this Agreement on behalf of the Buyer, with respect to NewCo, the actual knowledge of the officer executing this Agreement on behalf of NewCo, and with respect to the Company, the actual knowledge of the officer or officers of the Company and/or any of its Subsidiaries having responsibility for the

matter in question, or any of the members of the board of directors of the Company or the Bank, after due and diligent inquiry as to the matter asserted.

"Law" shall mean any federal, state, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, guideline, principle of common law, public policy, rule, regulation, statute, or treaty.

"Liability" shall mean all of the obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due) arising out of transactions or events heretofore entered into, or any action or inaction, including Taxes with respect to or based upon transactions or events heretofore occurring.

"Loan" shall mean any loan or other extension of credit (including letters of credit and letter of credit reimbursement obligations) held by the Company or any Subsidiary of the Company, whether originated by, purchased or otherwise acquired by the Company or any Subsidiary of the Company.

"Material Adverse Effect" shall mean, with respect to the Company, any change, event or effect, that is, or would be, materially adverse to (a) the business, assets (including intangible assets), financial condition or results of operations of the Company and the Subsidiaries of the Company, taken as a whole (except for those changes, events and effects (i) relating to conditions affecting the banking or financial industry as a whole*, provided* such changes, events or effects are not disproportionately adverse to the Company and its Subsidiaries compared to the banking or financial industry as a whole, or (ii) resulting from the execution of this Agreement or the announcement or consummation of the transactions contemplated herein, including the effects, if any, resulting from Transaction Expenses) or (b) the ability of the Company to consummate the transactions contemplated hereby on a timely basis, and, shall mean with respect to the Buyer and/or NewCo, any change, event or effect that is, or would be, materially adverse to the ability of the Buyer and/or NewCo to consummate the transactions contemplated hereby on a timely basis.

"Mortgaged Premises" shall mean each (a) real property interest (including any fee or leasehold interest) which is encumbered or affected by any mortgage, deed of trust, deed to secure debt or other similar document or instrument granting to either the Company or any Subsidiary of the Company (as applicable) a lien on or security interest in such real property interest and (b) any other real property interest upon which is situated assets or other property affected or encumbered by any document or instrument granting to either the Company or any Subsidiary of the Company (as applicable) a lien thereon or security interest therein.

"Order" shall mean any award, decision, injunction, judgment, order, decree, ruling, subpoena or verdict entered, issued, made or rendered by any Governmental Entity.

"Ordinary Course of Business" shall mean the action or inaction of a Person that is consistent with the past practices of such Person and that is taken or not taken in the ordinary course of the normal day-to-day operations of such Person.

"Organizational Documents" shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate or articles of limited partnership of a limited partnership; (d) the limited liability partnership agreement and the certificate or articles of limited liability partnership of a limited liability partnership; (e) the operating agreement or limited liability company agreement and the articles of organization or certificate of formation of a limited liability company; (f) the charter and the articles of association or articles of incorporation and the bylaws of a bank; (g) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (h) any amendment to any of the foregoing.

"OCC" shall mean the Office of the Comptroller of the Currency.

"Participating Facility" shall mean any property in which either the Company or any Subsidiary of the Company (as applicable) participates in the management of such property and, where the context requires, includes the owner or operator of such property.

"Participating Shareholder" shall mean a record holder of share(s) of Participating Company Common Stock.

"Paying Agent" shall mean Mellon Investor Services LLC, or such other Person appointed by the Buyer to act as Paying Agent under this Agreement.

"Payment Amount" shall mean an amount in cash equal to the Per Share Merger Consideration, multiplied by the total number of shares of Participating Company Common Stock immediately prior to the Effective Time.

"Per Share Merger Consideration" shall mean an amount in cash equal to the Aggregate Merger Consideration, divided by the total number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time.

"Person" shall mean any individual, corporation, limited liability company, business or other trust, association, general, limited or limited liability partnership, joint venture or other entity, or any Governmental Entity.

"Prime Rate" shall mean, the "prime rate" as published in the "Money Rates" section of *The Wall Street Journal* and, in the event *The Wall Street Journal* publishes a range of "prime rates," the average of the highest and lowest "prime rates." In the event *The Wall Street Journal* discontinues publication of the aforesaid "prime rate," the Prime Rate shall mean the "prime rate" as published in a comparable financial publication determined by the Buyer in its sole discretion.

"Proceeding" shall mean any action, claim, dispute, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, asserted, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

"Records" shall mean all documents, microfiche, microfilm and computer records (including magnetic tape, disc storage, card forms and printed copy).

"Representatives" shall mean a Person's, and such Person's Subsidiaries', directors, officers, employees, agents, advisors (including any investment banker or other financial advisor, attorney or accountant retained by the Person), consultants or other representatives.

"Shareholders" shall mean the shareholders of record of the Company.

"Subsidiary" shall mean with respect to any Person (the *"Parent"*), any Person of which the Parent owns or controls fifty and one-tenth percent (50.1%) or more of the outstanding equity securities of, or other proprietary interest in, or a quantity of equity securities or other proprietary interests having the power to elect a majority of such Person's board of directors or similar governing body or otherwise having the power to direct the business and policies of such Person, either directly or through an unbroken chain of Subsidiaries of the Parent, *provided, however,* there shall not be included any such Person acquired in good faith through foreclosure, or any such Person to the extent that the equity securities or other proprietary interests of such Person are owned or controlled by the Parent in a bona fide fiduciary capacity.

"Tax" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, prohibited transaction, stamp, occupation, premium, property or windfall profits, environmental, customs duty, capital stock, franchise, withholding, social security, unemployment, disability, workers' compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum tax, fee, assessment or other payment imposed by a Governmental Entity or pursuant to any Law, including any interest, penalties or additional amounts in respect of the foregoing.

"Threatened" shall mean any demand or statement made (orally or in writing), any notice given (orally or in writing) or the occurrence of any other event or the existence of any other circumstance that would lead a prudent Person to conclude that a claim, Proceeding, dispute, action or other matter is reasonably likely to be asserted, commenced, taken or otherwise pursued in the future.

"Transaction Expense" shall mean any cost, fee or expense paid or incurred at any time either directly or indirectly by the Company or any of its Subsidiaries (or by their Shareholders, directors, officers, employees or agents, to the extent such expenses are payable by the Company or any of its Subsidiaries) in connection with, relating to, arising out of or resulting from the Merger or any transaction or action taken with respect to the Merger or otherwise contemplated by this Agreement or any document contemplated hereby or the negotiation and preparation thereof, including (a) the costs, fees and expenses of lawyers, agents, investment bankers, accountants, consultants and advisors, (b) the items identified as expenses or costs of the Company or its Subsidiaries in Sections 6.02 and 6.03 hereof and (c) any other cost, fee or expense identified or otherwise described as a Transaction Expense herein.

"Trust or Agency Agreements" shall mean any instrument, indenture, declaration, agreement, will, contract, resolution or other document under which a Person acts as an executor,

trustee, fiduciary, Representative, agent (including a custodian, paying agent or escrow agent) conservator, guardian or in a similar capacity.

Section 1.02.   *Principles of Construction.* In this Agreement, unless otherwise stated or the context otherwise requires, the following usages apply: (a) actions permitted but not required under this Agreement may be taken at any time, and from time to time, in the actor's sole discretion; (b) in computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, and including"; (c) headings are inserted for convenience of reference only and are not a part of, nor shall they affect any construction or interpretation of this Agreement; (d) unless otherwise specified, indications of time of day mean Chicago, Illinois time; (e) all references to Articles, Sections, Schedules, Appendices and Exhibits are to Articles, Sections, Schedules, Appendices and Exhibits in or to this Agreement; (f) references to a statute shall refer to the statute, any successor statute, and to all regulations and rules promulgated under or implementing the statute or successor and any amendments thereto, as in effect at the relevant time; (g) references to a Governmental Entity shall also refer to a Governmental Entity that succeeds to the functions of the referenced Governmental Entity; (h) "including" shall mean "including, but not limited to"; (i) all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular and all words in any gender shall extend to and include all genders; (j) any reference to a document or set of documents in this Agreement, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof; (k) all references to dollars ($) shall mean United States currency; (l) words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole unless the context requires otherwise; (m) all accounting terms used but not specifically defined herein shall be construed in accordance with GAAP; and (n) any references to specific acts, Laws, facts or circumstances contained in any provision hereof which could reasonably be construed to be addressed in a more general provision hereof shall be intended as an amplification of (and not a limitation of) such general provision. This Agreement and the other instruments and documents to be delivered pursuant hereto shall not be construed more favorably against one party than the other based on who drafted the same, it being acknowledged that all parties hereto contributed meaningfully to the drafting of this Agreement.

ARTICLE II

THE MERGER

Section 2.01.   *The Merger.* In accordance with the terms and subject to the conditions of this Agreement, the Buyer, NewCo and the Company shall cause the Merger to be consummated, pursuant to which NewCo will be merged with and into the Company and the separate corporate existence of NewCo shall thereupon cease, and the Company shall be the surviving corporation of the Merger (the *"Surviving Corporation"*).

Section 2.02.   Closing; Effective Time. Subject to the provisions of this Agreement, the closing of the Merger (the *"Closing"*) shall occur on a date that is mutually agreed upon by the parties, which date, subject to Article VIII hereof, shall be no later than thirty (30) Business Days following the date: (a) on which the Buyer has notified the Company in writing that it has obtained funds for the consummation of the transactions contemplated hereby and (b) on which all the conditions set forth in Article VII hereof (except those which by their terms can only be satisfied at the Closing) have been satisfied or waived (the *"Closing Date"*). The Closing shall take place at the offices of Chapman and Cutler LLP, located at 111 West Monroe Street, Chicago, Illinois 60603-4080, at a time to be mutually agreed upon by the parties. Prior to the Closing Date, the Buyer, NewCo and the Company shall cause articles of merger with respect to the Merger (the *"Articles of Merger"*) to be drafted and executed in accordance with the applicable provisions of the IBCL. The Merger shall become effective (the *"Effective Time"*) upon the filing of the Articles of Merger on the Closing Date with the Secretary of State of the State of Indiana in accordance with the applicable provisions of the IBCL, or at such time thereafter as the Buyer and the Company may agree upon in writing and provide for in the Articles of Merger.

Section 2.03.   Effects of Merger. (a) At and after the Effective Time, the Surviving Corporation shall be governed by the laws of the State of Indiana with all of its rights, privileges, powers and franchises unaffected by the Merger, and shall possess all assets and property of every description, whether real, personal or mixed, and every interest in the assets and property, contingent or otherwise, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of NewCo and the Company, including all debts due on whatever account, all choses in action, and each and every interest of or belonging or due to each of NewCo and the Company, all of which shall vest in the Surviving Corporation without further act or deed; and the title to all real estate, or any interest therein, vested in any of such corporations shall not revert or in any way be impaired by the Merger. At and after the Effective Time, the Merger shall have the further effects as set forth in the applicable provisions of the IBCL (including Chapter 40, Section 6 thereof).

(b)   At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit 2.03(b) attached hereto and shall be the articles of incorporation of the Surviving Corporation until amended in accordance with the applicable provisions thereof and the IBCL.

(c)   At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated as set forth in Exhibit 2.03(c) attached hereto and shall be the bylaws of the Surviving Corporation until altered, amended or repealed as provided therein, or in accordance with the articles of incorporation of the Surviving Corporation or the applicable provisions of the IBCL.

(d)   At the Effective Time, (i) the directors of the Surviving Corporation shall be the Persons who were directors of NewCo immediately prior to the Effective Time, and (ii) the officers of the Surviving Corporation shall be the Persons who were officers of NewCo immediately prior to the Effective Time.

Section 2.04.   Conversion of Capital Stock. Subject to the provisions of this Agreement, at and after the Effective Time:

(a)   Each issued and outstanding share of Company Common Stock that does not qualify as a Dissenting Share (*"Participating Company Common Stock"*) shall, ipso facto and without any action on the part of any holder thereof, become and be converted into the right to receive the Per Share Merger Consideration. No interest shall accrue or be payable with respect to the Per Share Merger Consideration.

(b)   Each Company Certificate representing share(s) of Participating Company Common Stock (*"Participating Company Certificate"*), until surrendered as provided in Section 2.05(d) hereof, shall represent only the right to receive the consideration set forth in Section 2.04(a) hereof with respect to each share of Participating Company Common Stock represented thereby.

(c)   Each issued and outstanding share of Company Common Stock owned of record by the Buyer, NewCo, the Company or any of their respective Subsidiaries, including, but not limited to, treasury stock, shall be canceled and retired, and no consideration shall be payable with respect thereto; *provided, however,* that shares of Company Common Stock owned of record by the Buyer, NewCo, the Company or any of their respective Subsidiaries in a bona fide fiduciary or similar capacity shall not be cancelled and retired as provided above.

(d)   (i) Each issued and outstanding share of the common stock of NewCo shall, ipso facto and without any action on the part of the holder thereof, become and be converted into one (1) issued and outstanding share of the common stock of the Surviving Corporation (*"Surviving Corporation Common Stock"*), and all of such shares of Surviving Corporation Common Stock shall be owned by the Buyer, and (ii) any certificate(s) representing issued and outstanding share(s) of common stock of NewCo immediately prior to the Effective Time shall be deemed to represent an identical number of shares of Surviving Corporation Common Stock.

Section 2.05.   Payment of Per Share Merger Consideration. (a) Promptly after the receipt of Shareholder Approval, the Company shall deliver to the Buyer, in a format satisfactory to the Buyer and the Paying Agent, a list of each then Participating Shareholder setting forth (i) the legal name of each such Participating Shareholder, (ii) the number of shares of Participating Common Stock held by each such Participating Shareholder, (iii) the social security number or other Tax identification number of each such Participating Shareholder, (iv) a list of each Participating Company Certificate held by each such Participating Shareholder, setting forth (A) the certificate number of each such Participating Company Certificate, (B) the number of shares of Participating Company Common Stock represented by each such Participating Company Certificate and (C) the date of issuance of each such Participating Company Certificate, (v) the most recent address of each such Participating Shareholder according to the books and Records of the Company and (vi) any other information with respect to such Participating Shareholders reasonably requested by the Buyer or its Representatives (the *"Participating Shareholder List"*). From time to time on or prior to the Closing Date, the

Company shall supplement or amend the Participating Shareholder List promptly after it becomes aware of any event occurring after the delivery of the Participating Shareholder List (including any transfer of shares of Participating Company Common Stock or a Shareholder becoming a Participating Shareholder by losing or withdrawing dissenter's or appraisal rights under the applicable provisions of the IBCL) which would render the Participating Shareholder List inaccurate or incomplete by delivering an amended or supplemented Participating Shareholder List (the *"Amended or Supplemented Participating Shareholder List"*) to the Buyer.

(b)   Reasonably promptly after receipt of the Participating Shareholder List, the Buyer shall use its Best Efforts to cause the Paying Agent to send via regular U.S. mail to each Participating Shareholder appearing on the Participating Shareholder List (other than the Buyer, NewCo, the Company or any of their respective Subsidiaries with respect to shares of Company Common Stock not held in a bona fide fiduciary or similar capacity), (i) a letter of transmittal, which shall be prepared by the Buyer, shall specify that delivery shall be effected and risk of loss and title to any Participating Company Certificates shall pass only upon actual delivery of the same to the Paying Agent, and shall be in such form and contain such other provisions as the Buyer deems necessary or desirable, for use in effecting the surrender of each such Participating Shareholder's Participating Company Certificate(s) (*"Letter of Transmittal"*); and (ii) instructions for completing the Letter of Transmittal and effecting the surrender of the Participating Company Certificates pursuant to the provisions of this Agreement. Reasonably promptly after receipt of any Amended or Supplemented Participating Shareholder List, the Buyer shall use its Best Efforts to cause the Paying Agent to send via regular U.S. mail such amended or additional Letters of Transmittal and instructions thereto as would be necessary in the Buyer's sole discretion to facilitate the surrender of each Participating Shareholder's Participating Company Certificate(s) according to the provisions hereof.

(c)   At the Effective Time, the Buyer shall deliver the Payment Amount by wire transfer of immediately available funds to the Paying Agent to be deposited in an account, segregated from all other accounts, for the benefit of the Participating Shareholders and to be disbursed by the Paying Agent to the Participating Shareholders as provided in Section 2.05(d) hereof (the *"Payment Account"*). Any interest earned on the Payment Account shall accrue and be paid to the Buyer. If a former Shareholder of the Company becomes a Participating Shareholder after the Effective Time, the Buyer shall, within three (3) Business Days of the date the Surviving Corporation or its successor receives written notice of such former Shareholder's status as a Participating Shareholder, deliver an amount equal to the Per Share Merger Consideration multiplied by the number of shares of Participating Company Common Stock represented by such former Shareholder's Participating Company Certificate(s) by wire transfer of immediately available funds to the Paying Agent to be deposited in the Payment Account.

(d)   (i) The Buyer shall use its Best Efforts to cause the Paying Agent to take all steps reasonable or advisable to permit each Participating Shareholder to surrender his, her or its Participating Company Certificate(s) prior to the Closing Date so as to receive timely payment as provided hereunder of the consideration such Participating Shareholder is entitled to under this Agreement. Upon a Participating Shareholder surrendering his, her or its Participating Company Certificate(s), together with his, her or its Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, to the Paying Agent, such Participating Shareholder shall be entitled to receive from the Paying Agent, and the Buyer shall use its Best Efforts to cause the Paying Agent to promptly pay such Participating Shareholder, after the Effective Time, by means of a check mailed via regular U.S. mail or wire transfer (if requested by a Participating Shareholder in his, her or its Letter of Transmittal), an amount equal to the Per Share Merger Consideration multiplied by the number of share(s) of Participating Company Common Stock represented by such Participating Shareholder's Participating Company Certificate(s) so surrendered.

(ii)   If a Participating Company Certificate evidencing a Participating Shareholder's shares of Participating Company Common Stock is lost, stolen, destroyed or mutilated, such Participating Shareholder shall submit to the Paying Agent, in lieu of such Participating Company Certificate, an affidavit of lost, stolen, destroyed or mutilated certificate in such form as is reasonably requested by the Paying Agent and an indemnity bond in an amount equal to the amount that such Participating Shareholder would be entitled to hereunder upon surrender of his, her or its Participating Company Certificate as provided hereunder. Upon the delivery to the Paying Agent of the affidavit and indemnity bond required by the preceding sentence and a Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the Participating Shareholder delivering the same shall be entitled to the payment of the consideration such Participating Shareholder would be entitled to hereunder if such Participating Shareholder surrendered his, her or its Participating Company Certificate to the Paying Agent. If the Company has any non-certificated shares of Company Common Stock outstanding at any time prior to the Closing Date, the Company shall cause Company Certificate(s) with respect to such shares of Company Common Stock to be issued to the appropriate Person(s) prior to the Closing Date.

(iii)   If any Participating Shareholder requests payment by means of a wire transfer in his, her or its duly executed and completed Letter of Transmittal, the cost of any such wire transfer sent pursuant to such request shall be charged to the account of and deducted from the proceeds paid to such Participating Shareholder hereunder.

(iv)   The Buyer and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Buyer or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Buyer or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of the shares of Company Common Stock in respect to whom such deduction and withholding was made by the Buyer or the Paying Agent.

(e)   In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer Records of the Company, prior to the Closing Date the Company may issue certificate(s) representing such shares of Company Common Stock so transferred to the transferee thereof in such transferee's name, *provided,* prior to such issuance, Company Certificate(s) representing such shares of Company Common Stock are delivered to the Company, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Tax has been paid. At the Effective Time, the stock transfer books of the Company shall be closed as to the holders of capital stock of the Company immediately prior to the Effective Time and no transfer of capital stock of the Company by any such holder shall thereafter be made or recognized.

(f)   The Buyer shall be responsible for paying all fees and expenses of the Paying Agent.

Section 2.06.   Escheat.   Notwithstanding anything in this Article II or elsewhere in this Agreement to the contrary, nether the Paying Agent nor any party hereto shall be liable to a former holder of share(s) of Company Common Stock for any funds delivered to a public official pursuant to any applicable escheat or abandoned property laws.

Section 2.07.   Dissenting Shares.   The holder of any Dissenting Shares shall have the rights, subject to the limitations, provided by the applicable provisions of the IBCL. If at any time a holder of Dissenting Shares shall lose or withdraw such holder's dissenters' rights with respect to such holder's shares of Company Common Stock, then each such share shall be converted into the right to receive the consideration set forth in Section 2.04(a) hereof, and such Shareholder shall be entitled to payment of such consideration pursuant to the applicable provisions hereof. The Company shall give the Buyer (a) prompt notice of any notice of intent to demand payment for shares, any demand for payment, any withdrawal of demand for payment and any other instrument or document received by the Company in connection with the exercise by Shareholders of their dissenters' rights pursuant to the applicable provisions of the IBCL and (b) the opportunity to direct all negotiations and Proceedings with respect to any such notice of intent to demand payment for shares and demand for payment under the applicable provisions of the IBCL. The Company shall not, except with the prior written consent of the Buyer, (y) make any payment with respect to any such notice of intent to demand payment for shares or demand for payment or (z) offer to settle or settle any such notice of intent to demand payment for shares or demand for payment.

Section 2.08.   Plan of Merger.   The parties hereto hereby agree that the provisions of Article II hereof, and the appropriate definitions of the terms used therein, shall be the provisions of the plan of merger (the *"Plan of Merger"*) required to be set forth in the Articles of Merger pursuant to the applicable provisions of the IBCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND NEWCO

The Buyer and NewCo hereby represent and warrant to the Company that:

Section 3.01.   Organization.   The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. NewCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Each of the Buyer and NewCo has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted. Each of the Buyer and NewCo is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified.

Section 3.02.   *Authorization.* Each of the Buyer and NewCo has the corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of the Buyer and NewCo have been duly authorized and approved by all necessary corporate action on the part of the Buyer and NewCo and this Agreement constitutes the legal, valid and binding obligation of the Buyer and NewCo enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines).

Section 3.03.   *Conflicts.* Subject to the second sentence of this Section 3.03, the execution and delivery of this Agreement by the Buyer and NewCo do not, and the consummation of the transactions contemplated hereby will not, violate or conflict with any provision of the Organizational Documents of the Buyer or NewCo (as the case may be), or any mortgage, indenture, lease, obligation, agreement, Governmental Authorization, Order, Law or other instrument or document applicable to the Buyer or NewCo (as the case may be) or their respective properties, other than any of the foregoing which will be cured or waived prior to Closing or that do not constitute a Material Adverse Effect. No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Buyer or NewCo (as the case may be) in connection with the execution and delivery of this Agreement by the Buyer or NewCo, or the consummation of the transactions contemplated hereby, except for: (a) the filing of the Regulatory Applications with the appropriate Governmental Entities; (b) the receipt of the Governmental Approvals from the appropriate Governmental Entities; and (c) the filing of the Articles of Merger with the Secretary of State of the State of Indiana.

Section 3.04.   *Litigation.* There is no Proceeding pending or, to the Knowledge of the Buyer or NewCo (as the case may be), Threatened against or affecting the Buyer or NewCo (as the case may be), or any of their respective officers, directors, employees or agents, in their capacities as such, which, if adversely determined, would materially affect the ability of the Buyer or NewCo (as the case maybe) to consummate the transactions contemplated herein or which is seeking to enjoin the consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby.

Section 3.05.   *Fees.* Other than the financial advisory services performed for the Buyer and NewCo by Keefe, Bruyette & Woods, Inc. and Sandler O'Neill & Partners, L.P., neither the Buyer nor NewCo nor any of their respective officers, directors, employees or agents, has employed a broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for the Buyer or NewCo in connection with this Agreement or the transactions contemplated hereby.

Section 3.06.   Non-Reportable Transaction of the Buyer or NewCo. To the Knowledge of the Buyer and NewCo, the transactions contemplated by this Agreement (including the Merger) do not constitute one or more reportable transactions under Treas. Reg. § 1.6011-4 as promulgated under the Code.

Section 3.07.   Community Support. The Buyer has communicated its intent to provide financial support to the communities served by the Company and its Subsidiaries as set forth in its letter to Austin Associates, LLC dated September 29, 2005.

Section 3.08.   Regulatory Matters. As of the date hereof, the Buyer has not received a writing from any Governmental Entity indicating that such Governmental Entity would object to or withhold Governmental Approval. As of the date hereof, there are no pending or, to the Buyer's Knowledge, Threatened Proceedings against the Buyer or any Affiliate of the Buyer that would materially affect the Buyer's ability to obtain Governmental Approval, nor is there any circumstance, to the Knowledge of Buyer, involving the Buyer or any Affiliate of the Buyer that the Buyer reasonably expects to materially adversely affect the Buyer's ability to obtain Governmental Approval in a timely manner.

Section 3.09.   Source of Funds. Contemporaneously with the execution and delivery of this Agreement, the Buyer has caused a copy of a letter, dated December 7, 2005, that the Buyer received from Keefe, Bruyette & Woods, Inc. to be delivered to the Company.

Section 3.10.   No Other Representation or Warranty. Except for the representations and warranties expressly contained in this Article III, neither the Company nor NewCo has made any other representations or warranties (express or implied, oral or written) to the Company in connection with the transactions contemplated by this Agreement (including the Merger).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company delivered on the date hereof as an appendix to this Agreement a disclosure statement (the *"Disclosure Statement"*) containing schedules (a) setting forth items the disclosure of which are necessary or appropriate either (i) in response to an express disclosure requirement contained in a provision of this Article IV or (ii) as an exception to one or more representations or warranties contained in this Article IV in order to cause such representations and warranties to be true and correct and (b) referencing, in each case by schedule number, the specific section of Article IV to which such item of disclosure is responsive. The Disclosure Statement attached hereto as Appendix I is incorporated herein and made a part of this Agreement. Subject to the Disclosure Statement, the Company hereby represents and warrants to the Buyer that:

Section 4.01.   Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified. The Company is duly registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956 and it is implementing Regulation Y (12 C.F.R. 225.1, *et seq.*).

Section 4.02.   *Authorization.*   The Company has the corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action on the part of the Company and, as of the Closing Date, its Shareholders, and this Agreement constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines).

Section 4.03.   *Conflicts.*   Subject to the second sentence of this Section 4.03, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, result in the creation of any Encumbrance on any property or assets of the Company or any Subsidiary of the Company or conflict with or result in any violation, breach or termination of, or default or loss of a benefit under, or permit the acceleration of, any provision of the Organizational Documents of the Company or any Subsidiary of the Company, or any mortgage, indenture, lease, obligation, agreement, Governmental Authorization, Order, Law or other instrument or document applicable to, the Company or any Subsidiary of the Company, or their respective properties, other than any of the foregoing which (a) will be cured or waived prior to the Closing Date or (b) are disclosed in Schedule 4.03 of the Disclosure Statement. No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby except for: (a) the filing of the Regulatory Applications with the appropriate Governmental Entities; (b) the receipt of the Governmental Approvals from the appropriate Governmental Entities; and (c) the filing of the Articles of Merger with the Secretary of State of the State of Indiana.

Section 4.04.   *Capitalization.*   The authorized capital stock of the Company consists of 2,000,000 shares of common stock, $1.00 par value per share (*"Company Common Stock"*), of which 1,998,811.4817 shares are issued and outstanding and 1,188.5183 shares of Company Common Stock are held as treasury shares. All of the issued and outstanding shares of Company Common Stock (a) have been duly and validly authorized and issued and are fully paid and non-assessable; (b) have not been issued in violation of any preemptive rights of any current or past Shareholder; and (c) have been issued in material compliance with all federal and state securities laws. Except as set forth in this Section 4.04 and Schedule 4.04 of the Disclosure Statement, there are (x) no shares of capital stock or other securities of the Company authorized or issued and outstanding, (y) no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of the Company, or contracts, commitments, understandings, or arrangements by which the Company is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock and (z) except for the Voting Agreement, to the Knowledge of the Company, no contracts, agreements or other commitments in force or effect restricting the transfer of shares of Company Common Stock, relating to the manner in which shares of Company Common Stock can be voted or otherwise effecting any attribute of ownership of shares of Company Common Stock.

Section 4.05.   *Company Financial Statements.*   Attached to Schedule 4.05 of the Disclosure Statement are: (a) the audited Financial Statements of the Company and its Subsidiaries for the fiscal years ended December 31, 2002, December 31, 2003 and December 31, 2004 (including any related notes thereto), and its unaudited Financial Statements for the nine (9) months ended September 30, 2005 (each, a *"Company Financial Statement"* and, collectively, the *"Company Financial Statements"*) and (b) the Reports of Income and Reports of Condition for the Bank for the years ended December 31, 2002, December 31, 2003 and December 31, 2004, and for the nine (9) months ended September 30, 2005 (the *"Bank Reports"*).   Except as set forth in Schedule 4.05 of the Disclosure Statement, the Company Financial Statements (x) are true and complete in all material respects; (y) have been prepared in accordance with GAAP and comply in all material respects with applicable accounting requirements; and (z) fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flow of the Company and its Subsidiaries as of the respective dates of and for the periods referred to in such Company Financial Statements, except as may be indicated in the notes thereto and subject to normal year-end non-material audit adjustments in amounts consistent with past experience in the case of the unaudited Company Financial Statement.   The Bank Reports (aa) are true and complete in all material respects; (bb) except as set forth on Schedule 4.05 of the Disclosure Statement, have been prepared in accordance with GAAP as modified by applicable banking regulations; and (cc) fairly represent in all material respects the financial position and the results of operations of the Bank as of the respective dates of and for the periods referred to in such Bank Reports, subject to normal non-material year-end audit adjustments in amounts consistent with past experience in the case of the Bank Report dated September 30, 2005.   Since the date of the previous audited consolidated balance sheet of the Company, neither the Company nor any of its Subsidiaries has suffered or experienced a Material Adverse Effect.   As of the date hereof, no facts or circumstances have been discovered from which it reasonably appears that there is a significant risk and reasonable probability that the Company or any of its Subsidiaries will suffer or experience a Material Adverse Effect.   No Financial Statements of any Person other than the Subsidiaries of the Company are required by GAAP to be included in the Company Financial Statements.

Section 4.06.   *Subsidiaries of the Company.*   (a) The Company owns all of the issued and outstanding capital stock of Bank Calumet, N.A. (the *"Bank"*) and each of its Subsidiaries and will own all of such capital stock as of the Closing Date.   Set forth on Schedule 4.06(a) of the Disclosure Statement is (i) a list of each Subsidiary of the Company (including the Bank) and the capitalization thereof and (ii) a list of all other equity securities of, or other proprietary interests in, any Person other than a Subsidiary of the Company owned by the Company or any Subsidiary of the Company; *provided, however,* there shall not be included in the forgoing any such security or proprietary interest acquired in good faith through foreclosure, or any such security or proprietary interest to the extent that it is owned or controlled by the Company or a Subsidiary of the Company in a bona fide fiduciary capacity.

(b)   Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own, operate and lease it assets and properties and to carry on its business substantially as it has been and is now being conducted. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified. All of the issued and outstanding shares of the capital stock or other equity or proprietary interests of each Subsidiary of the Company: (i) have been duly and validly authorized and issued, and are fully paid and non-assessable except as provided by the National Bank Act and (ii) are not subject to any preemptive rights of any current or past shareholders or holders of any other equity or proprietary interest in such Subsidiary. No capital stock or other equity or proprietary interest in any Subsidiary of the Company is or may become required to be issued by reason of any option, warrant, scrip, right of subscription, conversion or exchange, call, or commitment of any character. There are no contracts, agreements or other commitments in force or effect restricting the transfer of any capital stock or other equity or proprietary interest in any Subsidiary of the Company, relating to the manner in which any capital stock or other equity or proprietary interest in any Subsidiary of the Company can be voted or otherwise effecting any attribute of ownership of any capital stock or other equity or proprietary interest in any Subsidiary of the Company. All of the shares of capital stock or any other equity or proprietary interest in any Subsidiary of the Company are owned free and clear of any Encumbrance.

(c)   The Bank is a national banking association and is duly organized, validly existing and in good standing under the laws of the United States of America and the applicable rules and regulations of the OCC and is duly qualified to do business and is in good standing with the OCC and any other Governmental Entity having jurisdiction over it and in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified. The Bank has the power and authority necessary for it to own, operate or lease its assets and properties and to carry on its businesses substantially as they have been and are now being conducted. The Bank has trust powers as granted by the OCC which are in full force and effect. The Bank is a member in good standing of the Federal Reserve System and the Federal Home Loan Bank System. All deposit accounts with the Bank are insured by the FDIC with respect to all eligible amounts.

(d)   Except as previously disclosed herein or in another schedule of the Disclosure Statement, Schedule 4.06(d) of the Disclosure Statement sets forth a true and complete list of all Affiliates of the Company, including all special purpose entities, limited purpose entities and qualified special purpose entities, in which the Company or Subsidiary of the Company or any officer or director of the Company or any Subsidiary of the Company has an economic or management interest.   Except for transactions in the Ordinary Course of Business, Schedule 4.06(d) of the Disclosure Statement sets forth a true and complete list of all transactions, arrangements and other relationships between the Company and any Subsidiary,

Affiliate, officer or director of the Company or any Subsidiary of the Company, or between any Subsidiary of the Company and any Affiliate, officer or director of the Company or any Subsidiary of the Company, that are not reflected in the Company Financial Statements or Bank Reports (each, a *"Company Off Balance Sheet Transaction"*), along with the following information with respect to each such Company Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential material risk to the Company or any Subsidiary of the Company; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment or any other type of arrangement that could require the Company or any Subsidiary of the Company to fund any obligations under any such transaction; and (v) any other information that has a Material Adverse Effect on the Company.

(e)   Schedule 4.06(e) of the Disclosure Statement lists all Intercompany Agreements. All Intercompany Agreements listed or required to be listed on Schedule 4.06(e) of the Disclosure Statement are in compliance with Federal Reserve Act Sections 23A and 23B, Federal Reserve Board Regulation W and all other applicable Laws.

(f)   The Company and the Bank are in full compliance with all applicable minimum capital requirements prescribed by the Federal Reserve Board, the FDIC, the OCC and any other bank regulatory authority having jurisdiction over the Company or the Bank, as the case may be. The Bank is "well capitalized" within the meaning of such term as used in Section 38(b) of the Federal Deposit Insurance Act, as amended, and the applicable regulations promulgated thereunder.

Section 4.07.   Company Reports. Except as set forth in Schedule 4.07 of the Disclosure Statement, since December 31, 2004, the Company and each Subsidiary of the Company has filed, and will continue to file through the Closing Date, all reports and statements, together with any amendment required to be made with respect thereto, that it was, or will be, required to file with (a) the Federal Reserve Board, (b) the FDIC, (c) the OCC, (d) the DFI, (e) and (d) any other applicable Governmental Entity.   Except as set forth in Schedule 4.07 of the Disclosure Statement, as of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws and Orders and did not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statement made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of the Company or any Subsidiary of the Company, no Governmental Entity has initiated any Proceeding with respect to the business or operations of the Company or any Subsidiary of the Company within the past five (5) years. There is no unresolved issue, violation, criticism or exception by the Federal Reserve Board, the FDIC, the OCC, the DFI, any local taxing authority or other Governmental Entity with respect to any report, examination or statement referred to herein.

Section 4.08.   Compliance with Laws. (a) Except as disclosed in Schedule 4.08(a) of the Disclosure Statement, the businesses of the Company and any Subsidiary of the Company are not being conducted in material violation of, and since December 31, 2002 neither the Company nor any Subsidiary of the Company has materially violated, any applicable Law or Order.

(b) The policies, programs and practices of the Company and the Subsidiaries of the Company relating to wages, hours of work, and other terms and conditions of employment are in compliance in all material respects with all applicable Laws governing employment and terms and conditions of employment. There are no disputes, claims, or charges, pending or, to the Knowledge of the Company, Threatened, against the Company or any Subsidiary of the Company alleging breach of any express or implied employment contract or commitment, or material breach of any applicable Law relating to employment or terms and conditions of employment, and, to the Knowledge of the Company, there is no basis for any valid claim or charge with regard to such matters.

(c) Except as disclosed in Schedule 4.08(c) of the Disclosure Statement, no investigation or review by the Federal Reserve Board, the FDIC, the OCC or any other Governmental Entity is pending or, to the Knowledge of the Company, Threatened, nor has any Governmental Entity indicated to the Company or any Subsidiary of the Company an intention to conduct the same, other than normal bank regulatory examinations.

(d) Each of the Company and its Subsidiaries is, where applicable, in compliance with the applicable provisions of CRA. Except as disclosed in Schedule 4.08(d) of the Disclosure Statement, neither the Company nor any Subsidiary of the Company has any written or oral agreements with nongovernmental Persons regarding CRA activities (each, a *"CRA Agreement,"* and collectively, the *"CRA Agreements"*). The Company and each Subsidiary of the Company is in compliance with the terms of each CRA Agreement, if any. As of the date hereof, except as disclosed in Schedule 4.08(d) of the Disclosure Statement, neither the Company nor any Subsidiary of the Company has been advised or given notice of (i) the existence of any fact or circumstance or set of facts or circumstances which, if true, would cause the Company or any Subsidiary of the Company to fail to be in compliance with the provisions of CRA or (ii) any protest filed against the Company or any Subsidiary of the Company under CRA or the existence of any fact that would cause the Company or any Subsidiary of the Company to believe any transaction involving the Company or any Subsidiary of the Company will be the subject of a CRA protest. The Bank has never received a CRA rating from any Governmental Entity which is less than "satisfactory." The Bank's current CRA rating is "outstanding."

(e) The Bank has developed and implemented a privacy policy in accordance with applicable Laws (including the Gramm-Leach-Bliley Act) with respect to personal customer information and has provided a copy of such privacy policy to all Persons entitled to receive such policy in accordance with all applicable Laws. The Bank has obtained any and all necessary consents from its customers with regard to the collection and dissemination by it of personal customer information in connection with its business in accordance with its privacy policy and any applicable Laws. The Bank's practices regarding the collection and use of personal customer information in connection with its business are and have been in accordance with such privacy policy and with such applicable Laws. The Bank has obtained all necessary agreements and assurances from its third party service providers used in connection with its business that such service providers are in compliance with any applicable privacy Laws.

(f)   Except as set forth in Schedule 4.08(f) of the Disclosure Statement, neither the Company nor any Subsidiary of the Company is a party to any agreement or consent decree with, or directive, letter or Order issued by the Federal Reserve Board, the FDIC, the OCC, the DFI or any other Governmental Entity which imposes any restrictions or requirements with respect to the conduct of the Company's or a Subsidiary of the Company's business. Set forth on Schedule 4.08(f) of the Disclosure Statement is a list of all pending requests of the Company or any Subsidiary of the Company to the Federal Reserve Board, the FDIC, the OCC, the DFI or any other Governmental Entity seeking authority to perform any action or approval of any filing.

(g)   Except as set forth in Schedule 4.08(g) of the Disclosure Statement, the Company and each Subsidiary of the Company has obtained each Governmental Authorization required to be held by the Company or any Subsidiary of the Company to operate the business of, or hold any of the assets owned or used by, the Company or any Subsidiary of the Company, and each such Governmental Authorization is valid and in full force and effect and has never been suspended or revoked for any reason.

(h)   The Bank has developed and implemented comprehensive written policies, procedures and processes for complying with (i) the Anti-Money Laundering Laws (the *"AML Compliance Program"*); and (ii) the regulations promulgated by the Office of Foreign Assets Control of the United States Department of the Treasury (*"OFAC"*) (the *"OFAC Compliance Program"*). The AML Compliance Program and the OFAC Compliance Program are sufficient to ensure compliance with the Anti-Money Laundering Laws and the Laws promulgated by OFAC, respectively, in light of the business conducted by the Bank. A true and correct copy of the most recent AML Compliance Program and OFAC Compliance Program approved by the board of directors of the Bank have been delivered to the Buyer prior to the date hereof.

(i)   Except as set forth in Schedule 4.08(i) of the Disclosure Statement, since December 31, 2002, neither the Company nor any of its Subsidiaries: (i) has held, or has been required to hold pursuant to applicable Law, any funds or other property in a blocked account; (ii) has rejected or not otherwise processed a transaction due to such transaction being prohibited by any Law enforced by OFAC; and (iii) has engaged or otherwise participated in an otherwise prohibited transaction for which OFAC issued a specific license permitting the performance of such transaction.

(j)   Except as set forth in Schedule 4.08(j) of the Disclosure Statement, each information request or list received by the Bank pursuant to Section 314(a) of the USA PATRIOT Act, and the rules and regulations related thereto (*"Section 314(a)"*), has been compared against the Bank's customer and transaction records in compliance with Section 314(a) and there have not been any positive or inconclusive matches with respect thereto.

(k)   Schedule 4.08(k) of the Disclosure Statement sets forth a list of all Currency Transaction Reports filed by the Bank since May 1, 2005. All documentation relating to the Bank's Bank Secrecy Act compliance program that was offered to the Buyer for its review was complete and accurate in all material respects.

(l)   Schedule 4.08(l) of the Disclosure Statement sets forth a list of each account maintained at the Bank for a "money services business" as defined in 31 CFR 103.11(uu).

(m)   Schedule 4.08(m) of the Disclosure Statement sets forth: (i) a list of all accounts maintained at the Bank for which there is no corresponding tax identification number, and with respect to each such account, lists the name of the account holder and the date on which the account was opened; (ii) a list of accounts maintained at the Bank in which verification of the account holder's tax identification number has not been completed; (iii) a list of accounts maintained at the Bank with exceptions to the Bank's customer identification program; and (iv) a list of customers/potential customers of the Bank for whom the Bank took adverse action on the basis of its customer identification program.

(n)   Schedule 4.08(n) of the Disclosure Statement sets forth the dates of the most recent internal and external independent audits or tests of the AML Compliance Program and the OFAC Compliance Program.

Section 4.09.   Litigation.   Except as disclosed in Schedule 4.09 of the Disclosure Statement, there is no Proceeding pending or, to the Knowledge of the Company, Threatened against the Company or any Subsidiary of the Company, or any of their respective officers, directors, employees or agents, in their capacities as such, which is seeking damages in excess of $100,000 or removal of any such officer, director, employee or agent, or which would adversely affect the ability of the Company to consummate the transactions contemplated herein or which is seeking to enjoin the consummation of the transactions provided for herein or to obtain other relief in connection with this Agreement or the transactions contemplated hereby, nor is there any Order of any Governmental Entity outstanding against the Company or any Subsidiary of the Company or any of the Company's or any of its Subsidiaries' respective officers, directors, employees or agents, in their capacities as such, having, or which, insofar as reasonably can be foreseen in the future, would have any such effect. Set forth in Schedule 4.09 of the Disclosure Statement is a list of all Proceedings filed against the Company or any Subsidiary of the Company within the past two (2) years involving employee fraud.

Section 4.10.   Intellectual Property.   The Company and its Subsidiaries have the unrestricted right and authority, and the Surviving Corporation and its Subsidiaries will have the unrestricted right and authority from and after the Effective Time, to use all patents, trademarks, servicemarks, software, licenses, know-how, and other proprietary rights as is necessary to enable them to conduct and to continue to conduct all phases of the businesses of the Company and its Subsidiaries in the manner presently conducted by them, and, to the Knowledge of the Company, such use does not, and will not, conflict with, infringe on or violate any patent, copyright, trademark, service mark, trade name or any other right of any Person.

Section 4.11.   Taxes. Except as disclosed in Schedule 4.11 of the Disclosure Statement (a) the Company and each Subsidiary of the Company have each timely filed all Tax and information returns required to be filed (all such returns being true and complete in all material respects) and have paid (or the Company has paid on behalf of a Subsidiary of the Company), or have accrued on their respective books and set up an adequate reserve for the payment of, all Taxes reflected on such returns in respect of the periods covered by such returns and have accrued on their respective books and set up an adequate accrual for the payment of all Taxes anticipated to be payable in respect of periods through the end of the calendar month next preceding the date hereof and at Closing, as of the Closing Date. Neither the Company nor any Subsidiary of the Company is delinquent in the payment of any Tax, assessment or governmental charge. No deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any Subsidiary of the Company that have not been resolved or settled and no requests for waivers of the time to assess any such Tax are pending or have been agreed to. The Tax returns of the Company and each Subsidiary of the Company have not been audited by the IRS or any similar state or local agency. Neither the Company nor any Subsidiary of the Company is a party to any action or Proceeding by any Governmental Entity for the assessment or the collection of Taxes. All deferred Taxes of the Company and each Subsidiary of the Company have been accounted for in accordance with GAAP consistently applied. The Company and each Subsidiary of the Company have properly accrued for all real estate taxes.

(b)   The Company has not filed any consolidated federal income tax return with an "affiliated group" (within the meaning of Section 1504 of the Code) where the Company was not the common parent of the group. Neither the Company nor any Subsidiary of the Company is, or has been, a party to any Tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability to anyone other than the Company or any Subsidiary of the Company.

(c)   The Company and each Subsidiary of the Company have each withheld amounts from its employees, the Shareholders, borrowers and holders of public deposit accounts in material compliance with the Tax withholding provisions of applicable Laws; filed all federal, state and local returns and reports for all years for which any such return or report would be due with respect to employee income tax withholding, social security and unemployment taxes, income and other taxes and all payments or deposits with respect to such taxes have been timely made; and notified all employees, Shareholders and holders of public deposit accounts of their obligations to file all forms, statements or reports with it in accordance with applicable federal, state and local Tax Laws.

(d)   The Company has disclosed on its federal income Tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code. The Company has not filed a consent under Section 341(f) of the Code concerning collapsible corporations. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(A)(ii) of the Code. Neither the Company nor any Subsidiary of the Company has any Liability for Taxes owed by any Person (other than the Company or a Subsidiary of the Company), including, without limitation, (i) as a transferee, assignee or other successor or (ii) pursuant to a Tax sharing agreement or other contract. The Company has neither agreed to nor is required to make any adjustment under Section 481 of the Code (or any comparable provision of state, local or foreign Law) by reason of a change in accounting methods or otherwise.

(e)   Neither the Company nor any Subsidiary of the Company has participated in any transaction required to be disclosed pursuant to Treasury Regulations Section 1.6011-4. Neither the Company nor any Subsidiary of the Company has acted as a tax shelter organizer for the purposes of Code Section 6111 and Section 6112. Neither the Company nor any Subsidiary of the Company has invested in any transactions requiring registration under Code Section 6111 or requiring list maintenance under Section 6112.

(f)   The Company has never elected under Section 1362 of the Code (or under any analogous or similar provision of state or local law in any jurisdiction where the Company files its Tax returns) to be treated as an "S" Corporation for state or federal Tax purposes.

Section 4.12.   Insurance. The Company and each Subsidiary of the Company maintains insurance with an insurer which in the reasonable judgment of management of the Company is sound and reputable, on their respective assets, and upon their respective businesses and operations, against loss or damage, risks, hazards and liabilities of the kinds customarily insured against by prudent corporations and banks engaged in the same or similar businesses. The Company and each Subsidiary of the Company maintains in effect all insurance required to be carried by Law or by any agreement by which any of them are bound. All claims under all policies of insurance maintained by the Company and each Subsidiary of the Company have been filed in due and timely fashion. Neither the Company nor any Subsidiary of the Company has had an insurance policy canceled by the issuer of the policy within the past five (5) years. Schedule 4.12 of the Disclosure Statement contains a list and description of all individual claims, other than claims filed under any health insurance policy, in excess of $250,000, and aggregate annual claims of more than $375,000, filed by the Company or any Subsidiary of the Company in the past five (5) years from the date hereof.

Section 4.13.   Loans; Investments. (a) Except as otherwise disclosed in Schedule 4.13 of the Disclosure Statement, (i) each Loan originated by the Company or one of its Subsidiaries is evidenced by written documentation issued in the Ordinary Course of Business of the Company or a Subsidiary of the Company, (ii) each Loan constitutes the legal, valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the Knowledge of the Company, each obligor named therein, and is enforceable in accordance with its terms except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws or equitable principles or doctrines and (iii) to the Knowledge of the Company, no obligor named in any Loan is seeking to avoid the enforceability of the terms thereof under any bankruptcy, insolvency, reorganization, moratorium or similar Laws or equitable principles or doctrines and no Loan is subject to any valid and enforceable defense, offset or counterclaim. Except as otherwise disclosed in Schedule 4.13 of the Disclosure Statement, all Loans originated by the Company or any Subsidiary of the Company, and to the Knowledge of the Company, all Loans originated by any Person other than the Company or any Subsidiary of the Company, were originated in material compliance with all applicable Laws in accordance with the customary lending standards of the originator thereof, and the industry in which the originator operated and in the Ordinary Course of Business of the originator thereof. In underwriting, purchasing, servicing, collecting and discharging Loans, either for its account or the account of others, the Company and each Subsidiary has complied in all material respects with all applicable Laws and has performed such function in the Ordinary Course of Business. Except as set forth in Schedule 4.13 of the Disclosure Statement, all Loans are, and at the Closing Date will be, free and clear of any Encumbrance other than an

Encumbrance in favor of the Company or a Subsidiary of the Company, and the Company and each Subsidiary of the Company, as applicable, has complied, and at the Closing Date will have complied, in all material respects, with all Laws relating to the Loans. The Company has not and does not engage in predatory lending or make predatory loans. All Loans that are secured are evidenced by appropriate and sufficient ancillary security documents and are so secured by valid, perfected and enforceable Encumbrances. Except as set forth on Schedule 4.13 of the Disclosure Statement, there are no Loans or other assets of the Company or any Subsidiary of the Company that have been classified by examiners or otherwise as "Other Assets Specially Mentioned," "Substandard," "Doubtful" or "Loss" as of the date hereof. Except as set forth on Schedule 4.13 of the Disclosure Statement, the Company has no "Other Real Estate Owned" (*"OREO"*) as of the date hereof.

(b) All guarantees of indebtedness owed to the Company or any Subsidiary of the Company, including those of the Federal Housing Administration, the Small Business Administration, and other Governmental Entities, are legal, valid and enforceable with respect to the Company or a Subsidiary of the Company and, to the Knowledge of the Company, the other party thereto, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws or equitable principles or doctrines.

(c) Except as set forth on Schedule 4.13 of the Disclosure Statement, neither the Company nor any Subsidiary of the Company is a party to any interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements.

(d) Except as set forth in Schedule 4.13 of the Disclosure Statement and except for pledges to secure public and trust deposits and repurchase agreements entered into in the Ordinary Course of Business, none of the investments reflected in the Company's balance sheet dated as of September 30, 2005, and none of the investments made by the Company or any Subsidiary of the Company since September 30, 2005, is subject to any restriction, whether contractual or statutory, which impairs the ability of the Company or any Subsidiary of the Company freely to dispose of such investment at any time. With respect to all repurchase agreements to which the Company or any Subsidiary of the Company is a party, the Company or a Subsidiary of the Company (as applicable) has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the obligations secured by such collateral under such agreement. Except as set forth in Schedule 4.13 of the Disclosure Statement, neither the Company nor any Subsidiary of the Company has sold or otherwise disposed of any assets in a transaction in which the acquirer of such assets or other Person has the right, either conditionally or absolutely, to require the Company or any Subsidiary of the Company to repurchase or otherwise reacquire any such assets. Set forth on Schedule 4.13 of the Disclosure Statement is a complete and accurate list of each investment in debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by the Company or any Subsidiary of the Company, showing as of September 30, 2005, the carrying values and the gross carrying values of the mortgage-backed and related securities and the estimated cost of the marketable equity securities.

Section 4.14.   Allowance for Loan Losses. The allowance for loan losses shown on the balance sheet of the Company, dated as of September 30, 2005, as of such date was in the reasonable judgment of the Company's management adequate based upon the requirements of GAAP and all applicable Governmental Entities to provide for possible or specific losses, net of recoveries relating to loans previously charged off, on Loans outstanding, and contained an additional amount of unallocated reserves for future losses at a level considered adequate under the standards applied by applicable Governmental Entities.

Section 4.15.   Investment Advisory Agreements. Except as set forth in Schedule 4.15 of the Disclosure Statement, neither the Company nor any Subsidiary or former Subsidiary of the Company has been or is a party to any agreement, contract or other arrangement through which the Company or its Subsidiaries or former Subsidiaries formerly or currently provide investment advisory services to any Person.

Section 4.16.   Trust or Agency Agreements. (a) Except as provided in Schedule 4.16 of the Disclosure Statement:

> (i)   Neither the Company nor any Subsidiary of the Company has taken any action, nor omitted to take any action, which would, or with the giving of notice or the passage of time or both could, constitute a default or a violation of any fiduciary duty under any Trust or Agency Agreement or cause the Company or any Subsidiary of the Company to be subject to claims for damages, surcharge, disqualification or removal from any capacity which anyone of them now occupies with respect to any Trust or Agency Agreement, nor has the Company nor any Subsidiary of the Company been so subject to claims for damages, surcharged, disqualified or removed from any such capacity;

> (ii)   Each Trust or Agency Agreement, and any amendment or modification thereto, was duly executed and delivered (or accepted) by, and constitutes a legal, valid and binding obligation of, the Company or one of its Subsidiaries and, to the Knowledge of the Company, each other party thereto, and is enforceable against the Company or one of its Subsidiaries as the case may be and, to the Knowledge of the Company, each other party thereto in accordance with its terms;

> (iii)   No claim has been made against the Company or any Subsidiary of the Company and no written notice has been received by the Company or any Subsidiary of the Company questioning the validity or enforceability of any Trust or Agency Agreement or asserting any default or violation of any duty thereunder; and

> (iv)   To the Knowledge of the Company, (A) there has been no event of default or violation of any duty by any other party to any Trust or Agency Agreement, and (B) no event has occurred (including the execution and delivery of this Agreement and the consummation of the transactions contemplated herein) which would, or with the giving of notice or the passage of time or both could, constitute a default or violation of any duty by any other party to any Trust or Agency Agreement.

(b)   The Company and each Subsidiary of the Company is eligible and qualified to act under each Trust or Agency Agreement to which it is a party and is not prohibited by applicable Law from performing its respective duties and obligations under any Trust or Agency Agreement.

Section 4.17.   *Trust or Agency Records.* All Records maintained by the Company and its Subsidiaries relating to or in connection with Trust or Agency Agreements (*"Trust or Agency Records"*) have been kept in compliance with the Company's customary practice, applicable Law and the applicable Trust or Agency Agreement. The Company and each of its Subsidiaries has maintained all Trust or Agency Records that it is required to maintain pursuant to applicable Law or the applicable Trust or Agency Agreement.

Section 4.18.   *Trust or Agency Standards.* (a) The Trust or Agency Records are retained, protected and duplicated in accordance with prudent fiduciary practices, reasonable and customary industry practices, and applicable legal and regulatory requirements. The Trust or Agency Records reflect all dispositions and acquisitions of assets and receipt and disbursement of funds, and the Company or any Subsidiary of the Company, as the case may be, maintains a system of internal accounting controls, policies and procedures sufficient to make it reasonable to expect that (i) such transactions are executed in accordance with management's general or specific authorizations, and (ii) such transactions are recorded in conformity with any applicable accounting principles and in such a manner as to permit preparation of financial statements in accordance with any applicable accounting principles and fiduciary standards and any other criteria applicable to such statements and to maintain accountability for assets.

(b)   To the Company's Knowledge, all assets held by the Company or any of its Subsidiaries pursuant to a Trust or Agency Agreement are in the possession of the Company, one of the Subsidiaries of the Company or an agent of the Company or one of its Subsidiaries.

(c)   The data and transaction processing services of the Company or any Subsidiary of the Company, as the case may be, are of the quality generally maintained by businesses similarly situated and are adequate for the performance of the business of the Company or any Subsidiary of the Company, as the case may be.

Section 4.19.   *Compliance with Law; Trust or Agency Agreements.* The Company and its Subsidiaries are in material compliance with all requirements and obligations applicable to them under the Trust or Agency Agreements and under all Laws, judgments, injunctions, agreements, orders and decrees applicable to the Trust or Agency Agreements or the conduct of the business of the Company and its Subsidiaries.

Section 4.20.   *Company Benefit Plans.* (a) Schedule 4.20 of the Disclosure Statement contains a list or a true and complete copy (or, a description with respect to any informal employee benefit plan, practice, policy or arrangement), including all amendments thereto, of each compensation, consulting, restricted stock, employment, termination or collective bargaining agreement, and each stock option, stock purchase, stock ownership, stock appreciation right, phantom stock right, recognition and retention, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation agreement and any agreement providing any payment or benefit resulting from a change in control, profit sharing, retirement, or other employee benefit plan, practice, program, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of the Company or any Subsidiary of the Company or their respective beneficiaries, including any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act, as amended (*"ERISA"*), which the Company or any Subsidiary of the Company maintains, to which the Company or any Subsidiary of the Company contributes, or under which any employee, former employee, director or former director of the Company or any Subsidiary of the Company is covered or has benefit rights and pursuant to which any Liability of the Company or any Subsidiary of the Company exists or is reasonably likely to occur (the *"Company Benefit Plans"*), and current summary plan description, trust agreement and insurance contracts, and the most recent actuarial reports and valuations, Financial Statements and IRS Form 5500 or 5500-C with respect thereto. Except as set forth in Schedule 4.20 of the Disclosure Statement, neither the Company nor any Subsidiary of the Company maintains nor has entered into any Company Benefit Plan or other document, plan or agreement which contains any change in control provisions which would cause an increase or acceleration of benefits or benefit entitlements to any employee or former employee or director or former director of the Company or any Subsidiary of the Company or their respective beneficiaries, or other provisions, which would cause an increase in the liability of the Company, any Subsidiary of the Company, the Surviving Corporation or the Buyer, as a result of the transactions contemplated by this Agreement or any related action thereafter (a *"Change in Control Benefit"*). The term "Company Benefit Plans" as used herein refers to all plans contemplated under the preceding sentences of this Section 4.20, *provided* that the term "Plan" or "Plans" is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3(3) of ERISA. Except as disclosed in Schedule 4.20 of the Disclosure Statement, no Company Benefit Plan is a multi-employer plan within the meaning of Section 3(37) of ERISA. All payments and other compensation paid or payable by the Company or any Subsidiary of the Company under this Agreement, the Company Benefit Plans or otherwise, to or for the benefit of any employee or director or former employee or director of the Company or any Subsidiary of the Company, are in material compliance with all applicable Laws and bulletins promulgated by all applicable Governmental Entities.

(b)   Except as set forth on Schedule 4.20 of the Disclosure Statement, each of the Company Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under Section 401(a) of the Code (*"Company Qualified Plans"*) has been determined by the IRS to qualify under Section 401(a) of the Code, or an application for determination of such qualification has been timely made to the IRS prior to the end of the applicable remedial amendment period under Section 401(b) of the Code (a copy of each such determination letter or pending application is included in Schedule 4.20 of the Disclosure Statement), and there exist no circumstances likely to adversely affect the qualified status of any such Company Qualified Plan. All such Company Qualified Plans established or maintained by the Company or any Subsidiary of the Company or to which the Company or any Subsidiary of the Company contribute are in material compliance with all applicable requirements of ERISA, and are in material compliance with all applicable requirements (including qualification and non-discrimination requirements in effect as of the Closing Date) of the Code for obtaining the Tax benefits the Code thereupon permits with respect to such Company Qualified Plans. Neither the Company nor any Subsidiary of the Company maintains a defined benefit pension plan which is subject to Title IV of ERISA. All accrued contributions and other payments required to be made by the Company or any Subsidiary of the Company to the Company Benefit Plans have been made or reserves adequate for such purposes have been set aside through October 31, 2005. Neither the Company nor any Subsidiary of the Company is in default in performing any of its respective contractual obligations under any of the Company Benefit Plans or any related trust agreement or insurance contract, and there are no outstanding Liabilities of any such Company Benefit Plan other than Liabilities for benefits to be paid to participants in such Company Benefit Plan and their beneficiaries in accordance with the terms of such Company Benefit Plan.

(c)   There is no pending or, to the Knowledge of the Company, Threatened Proceeding (other than benefit claims made in the Ordinary Course of Business) by or on behalf of or against any of the Company Benefit Plans (or with respect to the administration of any of such Company Benefit Plans) now or heretofore maintained by the Company or any Subsidiary of the Company which allege violations of applicable Law which are reasonably likely to result in a liability on the part of the Company or any Subsidiary of the Company or any such Company Benefit Plan.

(d)   The Company and each Subsidiary of the Company and, to the Knowledge of the Company, all other Persons having fiduciary or other responsibilities or duties with respect to the Company Benefit Plans are and have since the inception of each such Plan been in material compliance with, and each such Plan is and has been operated in material compliance with, its provisions and in material compliance with the applicable Laws governing such Company Benefit Plan, including the rules and regulations promulgated by the Department of Labor, the Pension Benefit Guaranty Corporation and the IRS under ERISA, the Code or any other applicable Law. No Company Benefit Plan has engaged in or been a party to a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975(c) of the Code) that is not subject to a statutory or other exemption under Section 408 of ERISA or Section 4975 of the Code. All Company Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and Section 601 of ERISA.

(e)   Neither the Company nor any Subsidiary of the Company has incurred, nor to the Knowledge of the Company is reasonably likely to incur, any liability under Title IV of ERISA in connection with any Company Benefit Plan subject to the provisions of Title IV of ERISA now or heretofore maintained or contributed to by the Company or any Subsidiary of the Company.

(f)   Except as set forth on Schedule 4.20 of the Disclosure Statement, neither the Company nor any Subsidiary of the Company has made any payments, or is or has been a party to any agreement (including the Company Benefit Plans) that under any circumstances could obligate the Company or any Subsidiary of the Company to make payments that are or will not be deductible because of Section 280G of the Code.

(g)   Subject to any requirements or prohibitions under the Health Insurance Portability and Accountability Act, Schedule 4.20 of the Disclosure Statement describes any obligation that the Company or any Subsidiary of the Company has to provide health or welfare benefits to retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA), including information as to the number of retirees, other former employees or directors and dependents entitled to such coverages and their ages. There are no amounts payable by the Company or any Subsidiary of the Company for post-retirement health care benefits. Except as set forth in Schedule 4.20 of the Disclosure Statement, no individuals are eligible for post-retirement health care benefits from the Company or any Subsidiary of the Company.

(h) Schedule 4.20 of the Disclosure Statement lists each officer of the Company and each Subsidiary of the Company and each director of the Company who is eligible to receive a Change in Control Benefit, showing the good faith estimate of the Company of the amount of each such Change in Control Benefit, subject to the terms of the individual agreements between such officers and directors and the Company or a Subsidiary thereof giving rise to such Change in Control Benefits.

(i) The Company and each Subsidiary of the Company have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner, all filings pertaining to each Company Benefit Plan with the IRS and the Department of Labor, as prescribed by the Code or ERISA, or regulations promulgated thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no material misstatements or omissions in any such filing.

(j) Except as set forth in Schedule 4.20 of the Disclosure Statement, each Company Benefit Plan may be amended, terminated, modified or otherwise revised by the Company or the Surviving Corporation, as applicable, on or after the Closing, without further liability to the Company.

(k) All employees of the Company or any Subsidiary of the Company that are eligible to participate in the Company's employee stock ownership plan (the *"ESOP"*) are participating in the ESOP. There are no unallocated assets in the ESOP, other than in the Ordinary Course of Business, and there is no ESOP loan outstanding.

(l) Except as set forth on Schedule 4.20, of the Disclosure Statement, the Company has not, since October 3, 2004, (i) granted to any Person an interest in a nonqualified deferred compensation plan (as defined in Code Section 409A(d)(1)) which interest has been or, upon the lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the Tax imposed by Code Sections 409A(a)(1)(B) or (b)(4)(A), or (ii) modified the terms of any nonqualified deferred compensation plan in a manner that could cause an interest previously granted under such plan to become subject to the Tax imposed by Code Sections 409A(a)(1)(B) or (b)(4).

Section 4.21. Compliance with Environmental Laws. (a) Except as set forth in Schedule 4.21 of the Disclosure Statement: (i) the operations of the Company and each Subsidiary of the Company comply in all material respects with all applicable Environmental Laws; (ii) none of the operations of the Company or any Subsidiary of the Company, no assets currently or, to the Knowledge of the Company, formerly owned or leased by the Company or any Subsidiary of the Company and no Participating Facility or, to the Knowledge of the Company, Mortgaged Premises are subject to any Proceedings alleging the violation of any past or present Environmental Law; nor are they the subject of any claims alleging damages to health or property, pursuant to which the Company, any Subsidiary of the Company or any owner of a Participating Facility or, to the Knowledge of the Company, any Mortgaged Premises would be liable in law or equity; (iii) none of the operations of the Company or any Subsidiary of the Company, no assets currently owned or, to the Knowledge of the Company, formerly owned by the Company or any Subsidiary of the Company and no Participating Facility or, to the Knowledge of the Company, Mortgaged Premise are the subject of any Proceeding evaluating whether any remedial action is needed to respond to a release or potential release of any Hazardous Substance, or any other substance into the environment, nor has the Company or any Subsidiary of the Company, or any owner of a Participating Facility or, to the Knowledge of the Company, a Mortgaged Premises been directed to conduct such Proceeding, formally or informally, by any Governmental Entity, nor have any of them (to the Knowledge of the Company with respect to Mortgaged Premises) agreed with any Governmental Entity or private person to conduct any such Proceeding; and (iv) neither the Company nor any Subsidiary of the Company nor, any owner of a Participating Facility or, to the Knowledge of the Company, a Mortgaged Premises has filed, or become required to file, any notice under any Environmental Law indicating past or present treatment, storage or disposal of a Hazardous Substance or reporting a spill or release of a Hazardous Substance, or any other substance into the environment.

(b)   To the Knowledge of the Company and except as disclosed in Schedule 4.21 of the Disclosure Statement, with respect to (i) the real estate currently or formerly owned (other than OREO) or leased by the Company or any Subsidiary of the Company; and (ii) OREO currently or formerly held by the Company or any Subsidiary of the Company (collectively, the *"Company Premises"*): (x) no part of the Company Premises has been used for the generation, manufacture, handling, storage, or disposal of Hazardous Substances; (y) the Company Premises do not contain, and have never contained, an underground storage tank; and (z) the Company Premises do not contain and are not contaminated by any quantity of a Hazardous Substance from any source.

(c)   Except as disclosed in Schedule 4.21 of the Disclosure Statement, the Company has delivered to the Buyer copies of all Phase I and Phase II environmental assessments in its or any of its Subsidiaries' possession pertaining to any real property currently or formerly owned or leased by the Company or any of its Subsidiaries or securing any outstanding Loans.

Section 4.22.   Agreements, Contracts, Commitments and Obligations. Schedule 4.22 of the Disclosure Statement sets forth:

(a)   A list of each outstanding Insider Loan, as well as a listing of all deposits or deposit surrogates, including the amount, type and interest being paid thereon, to which the Company or any Subsidiary of the Company is a party under which it may (contingently or otherwise) have any liability involving any Regulation O officer (as designated by the board of directors of the Company and its Subsidiaries, respectively) or director of the Company or any Subsidiary of the Company.

(b)   A list of each (i) outstanding Loan or other extension of credit or commitment for a Loan or other extension of credit and (ii) outstanding letter of credit and each commitment to issue a letter of credit to which the Company or any Subsidiary of the Company is a party and/or under which it may (contingently or otherwise) have any liability, including, but not limited to, those issued in connection with real estate construction.

(c)   A list of each contract or commitment (other than Permitted Liens) affecting ownership of, title to, use of, or any interest in any Company Real Property or Company Lease.

(d)   A list of all fees, salaries, bonuses and other forms of compensation including country club memberships, automobiles available for personal use, and credit cards available for personal use, provided by the Company or any Subsidiary of the Company to any employee or officer or former employee or officer of the Company or any Subsidiary of the Company who earned in excess of $75,000 in 2004 (or who is expected to earn in excess of $75,000 in 2005) or to any director or former director of the Company or any Subsidiary of the Company.

(e)   A list of each commitment made by the Company or any Subsidiary of the Company to or with any director, officer or employee of the Company or any Subsidiary of the Company extending for a period of more than three (3) months from the date hereof or providing for earlier termination only upon the payment of a penalty or equivalent thereto.

(f)   A list of each contract or commitment providing for payment based in any manner upon outstanding Loans, results, or profits of the Company or any Subsidiary of the Company.

(g)   A list of all powers of attorney granted by the Company or any Subsidiary of the Company which are currently in force.

(h)   A list of all current policies of insurance currently maintained by the Company or any Subsidiary of the Company.

(i)   A list of all collective bargaining agreements to which the Company or any Subsidiary of the Company is a party, all written grievances with respect to any such collective bargaining agreement and all affirmative action plans or programs covering employees of the Company or any Subsidiary of the Company, as well as all employee handbooks, policy manuals, rules and standards of employment promulgated by the Company or any Subsidiary of the Company.

(j)   A list of all leases or licenses with respect to real or personal property, whether as lessor, lessee, licensor or licensee to which the Company or any Subsidiary of the Company is a party and to which during its remaining term could commit the Company or any Subsidiary of the Company to an expenditure (either individually or through a series of installments) in excess of $75,000.

(k)   A list of all (i) consulting and professional services contracts and (ii) employment agreements to which the Company or any Subsidiary of the Company is a party and to which during its remaining term could commit the Company or any Subsidiary of the Company to an expenditure (either individually or through a series of installments) in excess of $75,000.

(l)   A list of all Orders or settlement agreements arising out of or relating to the labor and employment practices or decisions of the Company or any Subsidiary of the Company which, by their terms, continue to bind or affect the Company or any Subsidiary of the Company.

(m)   A list of all Orders, memorandums, agreements or understandings with regulatory agencies or any other Governmental Entity binding upon or affecting the current operations of the Company or any Subsidiary of the Company or any of their directors or officers in their capacities as such.

(n)   A list of all trademarks, trade names, service marks, patents, or copyrights, whether registered, the subject of an application for registration or otherwise, which are owned by the Company or any Subsidiary of the Company or are licensed from a third party (including computer software programs, codes and related materials, but not including any retail software programs subject to "shrinkwrap" licenses), identifying whether each such item is owned or licensed by the Company or any of its Subsidiaries.

(o)   A list of any security or proprietary interest acquired by the Company or a Subsidiary of the Company since December 31, 2004 in good faith through foreclosure, or any security or proprietary interest to the extent it is owned or controlled by the Company or a Subsidiary of the Company in a bona fide fiduciary capacity.

(p)   A list of all agreements of guaranty or indemnification running to any Person.

(q)   A list of all agreements containing any covenant limiting the right of the Company or any Subsidiary of the Company to engage in any line of business or to compete with any Person.

(r)   A list of all licenses, permits and similar matters that are necessary to the operations of the Company or any Subsidiary of the Company (including agreements with respect to outsourced credit programs, computer software programs, source codes and related materials, but not including any retail software programs subject to "shrinkwrap" licenses).

(s)   A list of all agreements which require the consent or approval of or notice to any Person in order to consummate the transactions contemplated hereby.

(t)   A list of all agreements relating to the servicing of loans and all mortgage forward commitments and similar agreements pursuant to which the Company or any Subsidiary of the Company sells mortgages which it originates to any other Person.

(u)   A list of all contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities and all interest rate swap agreements or other agreements relating to the hedging of interest rate risks and all agreements or arrangements described in Section 4.13(c) hereof.

(v)   A list of all contracts or agreements, including contracts or agreements pursuant to which the Company or any Subsidiary of the Company has sold, transferred, assigned or agreed to service any loan, which provide for any recourse, indemnification or similar obligation on the part of the Company or any Subsidiary of the Company, indicating the name and address of each Person which might or could be entitled to recourse against or indemnification from the Company or any Subsidiary of the Company and, if ascertainable, the monetary amount of each actual or potential recourse or indemnification obligation under each such contract or agreement.

(w)   A list of all agreements providing data processing services or operational support to the Company or any Subsidiary of the Company.

(x)   A list of all agreements relating to the servicing of deposit products and checking accounts, but not including any agreements with deposit customers entered into in the Ordinary Course of Business.

(y)   A list of all credit card association membership agreements and all ATM and debit card network agreements, agent bank or similar relationship agreements dealing with debit or credit cards.

(z)   A list of all other contracts, agreements or commitments to which the Company or any Subsidiary of the Company is a party which individually during its remaining term could commit the Company or any Subsidiary of the Company to an expenditure (either individually or through a series of installments) in excess of $100,000 or which create a right, or benefit, to receive payments, goods or services not referred to elsewhere in this Section 4.22.

Section 4.23.   Reserved.

Section 4.24.   Defaults. Except as set forth in Schedule 4.24 of the Disclosure Statement: (a) neither the Company nor any of its Subsidiaries has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any term or condition of any contract, license, agreement or commitment to which it is a party or by which it is obligated and which is the subject of Section 4.22 hereto (each, a *"Company Contract"*); (b) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor any other event has occurred that, with the giving of notice or the passage of time or both constitutes, or could reasonably constitute, a breach, violation or default on the part of the Company or any Subsidiary of the Company or, to the Knowledge of the Company, on the part of any other party thereto, of any Company Contract, in each case in such a manner as would constitute or permit any party to (i) cancel or terminate such Company Contract, (ii) seek damages or change the amount or terms of any payment in connection with such Company Contract, or (iii) exercise any right of amendment, renegotiation, cancellation or acceleration; and (c) each Company Contract is valid, binding and enforceable against the Company and its Subsidiaries (as the case may be) and, to the Knowledge of the Company, each other party thereto, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws or equitable principles or doctrines.

Section 4.25. *Operations Since December 31, 2004.* Between December 31, 2004, and the date hereof, there has not been, except as set forth on Schedule 4.25 of the Disclosure Statement:

      (a)   any increase in the compensation payable or to become payable by the Company or any Subsidiary of the Company to any officer or director thereof that is outside the Ordinary Course of Business of the Company or its applicable Subsidiary;

      (b)   (i) any payment of dividends by the Company or any Subsidiary of the Company or (ii) any distribution by the Company or any Subsidiary of the Company, whether directly or indirectly, of any assets of any kind whatsoever, except for any such payment or distribution from any Subsidiary of the Company to the Company, on or in redemption or as the purchase price of, any of their respective capital stock or (iii) any prepayment of any indebtedness to any Shareholder;

      (c)   any Encumbrance on any asset, tangible or intangible, of the Company or any Subsidiary of the Company, except the following (each of which, whether arising before or after the date hereof, is herein referred to as a *"Permitted Lien"*): (i) Encumbrances arising out of judgments or awards in respect of which the Company or any Subsidiary of the Company is in good faith prosecuting an appeal or Proceedings for review and in respect of which it has secured a subsisting stay of execution pending such appeal or Proceedings; (ii) Encumbrances for Taxes, assessments, and other governmental charges or levies, the payment of which is not past due, or as to which the Company or any Subsidiary of the Company is diligently contesting in good faith and by appropriate Proceedings either the amount thereof or the liability therefore or both; (iii) Encumbrances to secure payments of worker's compensation, unemployment insurance, pensions, or other social security obligations, or the performance of bids, tenders, leases, contracts (other than contracts for the payment of money), public or statutory obligations, surety, stay or appeal bonds, or similar obligations arising in the Ordinary Course of Business; (iv) zoning restrictions, easements, licenses and other restrictions on the use of real property or any interest therein, or minor irregularities in title thereto, which do not impair the use of such property in the operation of the business of the Company or any Subsidiary of the Company or the merchantability or the value of such property or interest therein for the purpose of such business; and (v) pledges and Encumbrances given to secure deposits and other liabilities of the Company or any Subsidiary of the Company arising in the Ordinary Course of Business;

(d)   any creation or assumption of indebtedness (including the extension or renewal of any existing indebtedness, or the increase thereof), by the Company or any Subsidiary of the Company for borrowed money, or otherwise, other than by the Company or any Subsidiary of the Company in the Ordinary Course of Business;

(e)   the establishment of any new, or increase in the formula for contributions to or benefits under, any existing, retirement, pension, profit sharing, stock bonus, savings or thrift plan, or any similar plan of deferred compensation, whether funded or unfunded and whether qualified or unqualified (within the meaning of the Code) by the Company or any Subsidiary of the Company;

(f)   any action by the Company or any Subsidiary of the Company seeking any cancellation of, or decrease in the insured limit under, or increase in the deductible amount or the insured's retention (whether pursuant to coinsurance or otherwise) of or under, any policy of insurance maintained directly or indirectly by the Company or any Subsidiary of the Company on any of their respective assets or businesses, including without limitation fire and other hazard insurance on its assets, automobile liability insurance, general public liability insurance, and directors and officers liability insurance;

(g)   any change in the Company's independent auditors, historic methods of accounting (other than as required by past practices or regulatory accounting principles), or in its system for maintaining its equipment and real estate;

(h)   any purchase, whether for cash or secured or unsecured obligations (including finance leases), by the Company or any Subsidiary of the Company of any fixed asset which either (i) has a purchase price individually or in the aggregate in excess of $125,000 or (ii) is outside of the Ordinary Course of Business;

(i)   any sale or transfer of any asset in excess of $125,000 of the Company or any Subsidiary of the Company or outside of the Ordinary Course of Business with the exception of loans and marketable securities sold in the Ordinary Course of Business at market prices;

(j)   any cancellation or compromise of any debt to, claim by or right of, the Company or any Subsidiary of the Company except in the Ordinary Course of Business;

(k)   any amendment, modification or termination of any contract or commitment to which the Company or any Subsidiary of the Company is a party, other than in the Ordinary Course of Business;

(l)   any Material Adverse Effect with respect to the Company; and

(m)   any material change in the overall mix of the types of products or services offered by the Company or any Subsidiary of the Company.

Section 4.26.   *Corporate Records.*   The corporate record books, transfer books and stock ledgers of the Company and each Subsidiary of the Company are complete and accurate in all respects and reflect all substantive meetings, consents and other actions of the organizers, incorporators, shareholders, boards of directors and committees of the boards of directors of the Company and each Subsidiary of the Company, and all transactions in their respective capital stocks, since their respective inceptions.

Section 4.27.   *Undisclosed Liabilities.*   All Liabilities of the Company and each Subsidiary of the Company have been reflected, disclosed or reserved against in the Company Financial Statement (or the footnotes thereto), dated as of December 31, 2004, in accordance with GAAP, and neither the Company nor any of the Subsidiaries of the Company have any other Liabilities except (a) Liabilities incurred since December 31, 2004 in the Ordinary Course of Business in customary amounts, none of which, individually or in the aggregate, creates a Material Adverse Effect with respect to the Company or (b) as disclosed in the Schedule 4.27 of the Disclosure Statement.

Section 4.28.   *Assets.*   (a) Schedule 4.28(a) of the Disclosure Statement identifies all real properties, including any leaseholds and ground leases, owned by the Company or any Subsidiary of the Company (*"Company Real Property"*). The Company or a Subsidiary of the Company has good and marketable title to each Company Real Property (excluding the Company Leases) and all other assets and properties reflected as owned by the Company or any Subsidiary of the Company on the audited consolidated balance sheet of the Company, dated as of December 31, 2004, free and clear and discharged of any and all Encumbrances except for (i) assets and properties disposed of since such date in the Ordinary Course of Business, (ii) Permitted Liens, (iii) the matters set forth in Schedule 4.22 of the Disclosure Statement relating to any contract or commitment affecting ownership of, title to, use of or any interest in any Company Real Property and (iv) the matters set forth in Schedule 4.25 of the Disclosure Statement relating to any Encumbrance on any asset, tangible or intangible, of the Company or any Subsidiary of the Company. All of the buildings, structures, fixtures and appurtenances comprising part of any Company Real Property (whether owned or leased by the Company or any Subsidiary of the Company) are in good operating condition and have been adequately maintained, reasonable wear and tear excepted. Except for the Company Leases for real property, title to all Company Real Property is held by the Company or a Subsidiary of the Company in fee simple. Neither the Company nor any Subsidiary of the Company has any ownership interest in any real property other than the Company Real Property. All Company Real Property and the use thereof complies in all material respects with all applicable zoning, building, use, operation and other restrictions. The Company and its Subsidiaries collectively hold all permits, Governmental Authorizations, licenses and approvals necessary for the use and occupancy of all Company Real Property. The Company and each Subsidiary of the Company have title or other rights to all their other assets sufficient in all material respects for the conduct of their respective businesses as currently conducted, and, except for the matters referred to under items (ii), (iii) and (iv) above, free, clear and discharged of and from any and all Encumbrances.

(b)   All leases pursuant to which the Company or any Subsidiary of the Company, as lessee, leases real or personal property (*"Company Leases"*) are to the Knowledge of the Company valid, effective, and enforceable against the lessor in accordance with their respective terms and are identified on Schedule 4.28(b) of the Disclosure Statement. There is not under any Company Lease any existing default, or any event which with notice or lapse of time or both would constitute a default, with respect to either the Company or any Subsidiary of the Company, or to the Knowledge of the Company, the other party or parties thereto.

(c)   Except as disclosed in Schedule 4.28(c) of the Disclosure Statement: (i) none of the Company Leases contains any provision which would preclude the Company or any Subsidiary of the Company, or any successor by merger thereto, from possessing and using the leased real or personal property for the same purposes and upon the same rental and other terms upon or subsequent to the consummation of the transactions contemplated hereby as are applicable to the possession and use by the Company or any Subsidiary of the Company as of the date of this Agreement; and (ii) neither the Company nor any Subsidiary of the Company has made a prior assignment for collateral purposes of any Company Lease.

(d)   Prior to the date hereof, the Company has delivered to the Buyer all agreements, plans and other documentation respecting the construction of the new branch of the Bank located in Crete, Illinois (the *"Crete Branch"*). Except as set forth on Schedule 4.28(d) of the Disclosure Statement, to the Company's Knowledge, all construction heretofore performed on the Crete Branch has been performed in a fit and workmanlike manner and in accordance with the construction plans and specifications therefore, all such construction is free from structural defects and no violation of any applicable Law exists with respect thereto. Except as set forth on Schedule 4.28(d) of the Disclosure Statement, to the Company's Knowledge, the construction of the Crete Branch in accordance with the plans and specifications therefore will not violate any applicable Law, including any zoning or use provisions thereof. All permits, consents, approvals or authorizations by, or registrations, declarations, withholdings of objection or filings with any Governmental Entity necessary for the construction of the Crete Branch have been obtained. The Company or the Bank has received appropriate mechanics lien waivers for all work in place with respect to the construction of the Crete Branch.

Section 4.29.   Indemnification. Except as set forth in Schedule 4.29 of the Disclosure Statement, no action or failure to take action by any director, officer, employee or agent of the Company or any Subsidiary of the Company has occurred which would give rise to a claim or a potential claim by any such Person for indemnification from the Company or any Subsidiary of the Company under any corporate indemnification provisions applicable to the Company or any Subsidiary of the Company or an insurance policy covering the same in effect on the date of this Agreement.

Section 4.30.   Contemporaneous Agreements. (a) Contemporaneous with the execution and delivery of this Agreement by the Company, each of the Persons identified on Schedule 4.30(a) of the Disclosure Statement has entered into a non-competition and non-solicitation agreement with the Company in substantially the form of Exhibit 4.30(a) attached hereto.

(b)   Contemporaneous with the execution and delivery of this Agreement by the Company, each of the Shareholders listed on Schedule 4.30(b) of the Disclosure Statement has entered into a Voting Agreement with the Buyer in substantially the form of Exhibit 4.30(b) attached hereto (each a *"Voting Agreement"*), whereby each such Shareholder agrees to vote his or her shares in favor of the Merger in any vote put forth to the Shareholders.

(c)   To the Knowledge of the Company, each of the Agreements described in Sections 4.30(a) and 4.30(b) are in full force and effect.

Section 4.31.   Shareholder Rights Plan and Anti-takeover Mechanisms. Except as set forth in Schedule 4.31 of the Disclosure Statement, the Company and each of its Subsidiaries have taken all actions required to exempt the Buyer, NewCo, the Surviving Corporation, the Agreement and the Merger from any provisions of an anti-takeover nature contained in the Company's or any of its Subsidiaries' Organizational Documents or any agreement or other document adopted by the Company or any of its Subsidiaries and the provisions of any "anti-takeover," "fair price," "moratorium," "control share acquisition" or similar provisions contained in the provisions of any applicable Laws.

Section 4.32.   Company Board Recommendation and Fairness Opinion. (a) As of the date hereof, the board of directors of the Company deems the Merger advisable and unanimously adopts, approves, and recommends that the Shareholders approve, this Agreement and the transactions contemplated hereby, including without limitation the Merger and the Plan of Merger.

(b)   The Company has received the written opinion of Austin Associates, LLC dated within thirty (30) days of the date hereof to the effect that, as of the date thereof or hereof, the consideration to be received in the Merger by the Shareholders is fair to the Shareholders from a financial point of view (the *"Fairness Opinion"*). A true and correct copy of the Fairness Opinion is set forth on Schedule 4.32(b) of the Disclosure Statement.

Section 4.33.   Insider Interests. All outstanding Loans and other contractual (including deposit relationships, mortgages, pledge agreements, or other similar commitments to extend credit) or compensation arrangements (including all items identified in Section 4.22(e) hereof) between the Company or any Subsidiary of the Company and any officer, director or insider of the Company or any Subsidiary of the Company (each, an *"Insider Loan"*) conform in all material respects to applicable Laws of all applicable regulatory agencies (including Federal Reserve Board Regulation O) and to all policies of the Company and its Subsidiaries which were in effect when such Loans and other contractual arrangements were entered into. Except as set forth in Schedule 4.33 of the Disclosure Statement, no officer, director or employee of the Company or any Subsidiary of the Company has any interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or any Subsidiary of the Company.

Section 4.34.   Fees. Except as set forth in Schedule 4.34 of the Disclosure Statement, neither the Company nor any Subsidiary of the Company, nor any of their respective officers, directors, employees or agents, has employed a broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for the Company or any Subsidiary of the Company in connection with this Agreement or the transactions contemplated hereby.

Section 4.35.   *Transaction Expense Estimate.*   The Company has advised the Buyer in writing of the Company's estimate of all Transaction Expenses (the *"Transaction Expense Estimate"*). The Transaction Expense Estimate: (a) was made by the Company in good faith; (b) to the Knowledge of the Company, is accurate in all material respects; and (c) was prepared based upon written estimates (each, a *"Transaction Expense Generator Estimate"*) that the Company received from every Person (other than the Company or any Subsidiary of the Company) generating or otherwise giving rise to any portion of the Transaction Expenses (each, a *"Transaction Expense Generator"*). The Company has an agreement with each Transaction Expense Generator that such Transaction Expense Generator will promptly advise the Company in writing if the Transaction Expense Generator Estimate of such Person is or becomes inaccurate and the reasons for such inaccuracy. The Company maintains as part of its Records all Transaction Expense Generator Estimates and all modifications or communications related thereto in such manner that the same may be readily accessed by the Buyer after the Closing Date.

Section 4.36.   *Non-Reportable Transaction of the Company.*   To the Knowledge of the Company, the transactions contemplated by this Agreement (including without limitation the Merger) do not constitute one or more reportable transactions under Treas. Reg. § 1.6011-4 as promulgated under the Code.

Section 4.37.   *Disclosure.* (a) No representation or warranty made by the Company in this Agreement and no statement contained in any document or certificate required to be delivered by the Company or any of its Representatives to the Buyer pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make such representation, warranty or statement, in light of the circumstances under which it is made, not misleading.

(b)   The Company has delivered to the Buyer true, correct and complete copies of: (i) the Organizational Documents of the Company and each Subsidiary of the Company and (ii) all written contracts, agreements, instruments, leases, licenses, plans, arrangements and other documents to which the Company or any Subsidiary of the Company is a party or subject and which are or are required to be disclosed, described, listed on or referenced on the Disclosure Statement.

Section 4.38.   *No Other Representation or Warranty.*   Except for the representations and warranties expressly contained in this Article IV, the Company has not made any other representations or warranties (express or implied, oral or written) to the Buyer or NewCo in connection with the transactions contemplated by this Agreement (including the Merger).

CONDUCT OF THE COMPANY PRIOR TO CLOSING

Section 5.01.   Conduct of Business. During the period from the date of this Agreement to the earlier of the Closing or the termination of this Agreement pursuant to the terms hereof, the Company, NewCo and the Buyer agree (except as expressly contemplated by this Agreement or to the extent that the Buyer and NewCo shall otherwise consent in writing) that:

(a)   The Company will, and will cause each Subsidiary of the Company, to carry on their respective businesses in material compliance with all applicable Laws (including but not limited to, the Anti-Money Laundering Laws, HOEPA, any applicable truth-in lending Laws, the Sarbanes-Oxley Act of 2002 and the Fair and Accurate Credit Transactions Act of 2003) and in, and only in, the Ordinary Course of Business, maintain their respective books in accordance with past practices, conduct their respective businesses and operations only in accordance with safe and sound banking and business practices, and, to the extent consistent with such businesses, use its Best Efforts to preserve intact their present business organizations, to generally keep available the services of their present officers and employees and to preserve their relationships with customers, suppliers and others having business dealings with them to the end that their respective goodwill and going business shall be unimpaired at the Closing Date. The Company shall be permitted to continue to take all actions necessary to prepare for and obtain its or its Subsidiaries' Financial Statements as of any date, or for any period ending, after the date hereof, and to continue to take all actions necessary to prepare for filing all required Tax returns and other reports to any Governmental Entity for such period; provided, however, that the Company will coordinate its efforts with the Buyer and the Buyer's accountants and other professional advisors to the extent such coordination will not materially delay, hinder or interfere with the preparation of such Financial Statements, Tax returns or reports.

(b)   The Company will, and will cause each Subsidiary of the Company to, use its Best Efforts to comply promptly with all requirements which any Law may impose on any of them with respect to the Merger and will promptly cooperate with and furnish information to the Buyer in connection with any such requirements imposed upon any of them in connection with the Merger, including information utilized in the preparation of the Regulatory Applications in connection with the Merger.

(c)   The Company will, and will cause each Subsidiary of the Company to, use its Best Efforts to obtain (and to cooperate with the Buyer in obtaining) any consent, authorization or approval of, or any exemption by, or provide any notice to, any Governmental Entity or other third party, required to be obtained or made in connection with the consummation of the transactions contemplated hereby. The Company will not, nor will it permit any Subsidiary of the Company to, Knowingly or willfully take any action that would adversely affect the ability of any party to perform its obligations under this Agreement.

(d)   The Company will not declare or pay any dividend on or make any other distribution in respect of its capital stock; *provided, however,* the Company shall be permitted to declare and pay a dividend in each fiscal quarter of 2006 (at times consistent with the Company's past practices) of a per share amount not exceeding $0.05 per share over the per share amount of the dividend paid in the fourth fiscal quarter of 2005. Notwithstanding anything herein to the contrary, the Company shall not declare a dividend with a record date later than the Business Day immediately preceding the Closing Date or declare or pay a dividend if at the time of, or as a result of, the declaration or payment of such dividend the Company's Consolidated Equity will, after taking into account the unpaid or un-accrued portion of all Transaction Expense Estimates, be less than $132,300,000.

(e)   The Company will not, and will not permit any Subsidiary of the Company to, sell, lease or otherwise dispose of any assets, except in the Ordinary Course of Business.

(f)   The Company will not, and will not permit any Subsidiary of the Company to, (i) merge or consolidate with any Person or (ii) purchase the assets of, or assume the liabilities of, any Person that is outside the Ordinary Course of Business.

(g)   The Company will not, and will not permit any Subsidiary of the Company to, issue, sell, authorize or propose the issuance of, or purchase or propose the purchase of, or permit the conversion of or otherwise acquire or transfer for any consideration any shares of the capital stock of any class of, or equity or other proprietary interests in, the Company or any Subsidiary of the Company or securities convertible into, or rights, warrants or options to acquire, any such shares, interests or other convertible securities, or to increase or decrease the number of shares of capital stock or equity or other proprietary interests by split-up, reclassification, reverse split, stock dividend or change in par or stated value, except as contemplated herein.

(h)   The Company will not, and will not permit any Subsidiary of the Company to, incur any indebtedness for money borrowed or issue or sell any debt securities other than by the Bank in the Ordinary Course of Business or consistent with past practices as to inter-company borrowings or permit or suffer the imposition of any Encumbrance on any securities held by the Company or by any Subsidiary of the Company.

(i)   The Company will not, and will not permit any Subsidiary of the Company to, grant to any director, officer or employee any increase in compensation (except in accordance with existing policies, plans or agreements), employee benefits or any additional rights of indemnity, or pay or agree to pay any bonus (except in accordance with existing policies, plans or agreements) or change of control payment or increase in any severance or termination pay, or enter into or amend any employment or severance agreement with any employee exempt under any minimum wage, overtime or similar Law. Notwithstanding the preceding sentence, the Company or the Bank may accrue bonus payments for certain employees of the Bank for the period from January 1,

2006 through the Closing Date in amounts consistent with the Bank's 2005 employee bonus plan; *provided, however,* the timing of making any such bonus payments shall be determined by the Buyer.

(j)   Except as provided otherwise in this Agreement, neither the Company nor any Subsidiary of the Company will enter into any lease or license with respect to any property, whether real, personal or mixed, or any other contract, agreement or commitment for goods or services which has a term which extends beyond six (6) months after the date hereof or involves the payment by the Company or any Subsidiary of the Company of more than $125,000 in the aggregate.

(k)   The Company will not, and will not permit any Subsidiary of the Company to, adopt or amend any collective bargaining, employee pension, profit-sharing, retirement, insurance, incentive compensation, severance, vacation, stock option, or other plan, agreement, trust, fund or arrangement for the benefit of employees, whether written or oral, except as otherwise contemplated herein except as required by applicable Law.

(l)   The Company will, and will cause each Subsidiary of the Company to, use its Best Efforts to maintain the respective properties and assets of the Company and each Subsidiary of the Company in their present state of repair, order and condition, reasonable wear and tear excepted, and to maintain and keep in full force and effect all policies of insurance currently in effect, including the insurance of accounts with the FDIC. The Company will, and will cause each Subsidiary of the Company to, take all requisite action (including the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters which, to the Knowledge of the Company, could reasonably give rise to a claim prior to the Closing Date.

(m)   The Company will not, and will not permit any Subsidiary of the Company to, amend its respective Organizational Documents, except as otherwise contemplated herein.

(n)   The Company will not, and will not permit any Subsidiary of the Company to: (i) with respect to existing customers of the Company or any Subsidiary of the Company with $750,000 or less, in the aggregate, of Loans or credit commitments outstanding, enter into, renew or increase any Loan or credit commitment (including letters of credit) to, or invest or agree to invest in any Person or modify any of the material provisions of or renew or otherwise extend the maturity date of any existing Loan or credit commitment (collectively, *"Lend to"*) in an amount that would increase the aggregate amount outstanding under Loans and credit commitments to such Person to be in excess of $1,000,000; (ii) with respect to existing customers of the Company or any Subsidiary of the Company with more than $750,000, in the aggregate, of Loans or credit commitments outstanding, Lend to such Person in an amount greater than $250,000, in the aggregate, over the term of this Agreement; (iii) Lend to any Person (other than an existing customer of the Company or any Subsidiary of the Company) an amount in excess of $1,000,000; (iv) Lend to any Person other than in accordance with lending policies as in effect on the date hereof; and (iv) Lend to any Person if such loan or extension or investment is reasonably likely to be classified by any regulatory authority or otherwise as "Non-Performing," "Other Loans of Concern," "Substandard," "Doubtful," "Loss" or similar designation, or reasonably likely to be placed on a "watch list," "problem loan list," "renegotiated restructuring list," "90 day non-accrual list" or similar internal report of the Company or the Bank; *provided, however,* that in the case of clauses (i), (ii) and (iii) above the Bank may Lend to any Person, notwithstanding the amount of the Loan, in the event (A) the Company has delivered to the chief credit officer of the Buyer a notice of the Bank's intention to do so and such information as the Buyer may reasonably require in respect thereof and (B) the Buyer shall not have reasonably objected to the same by giving written or facsimile notice of such objection to the Company within two (2) Business Days following the delivery to the Buyer of the notice of intention and information as aforesaid; *provided, further,* that nothing in this subsection shall prohibit the Company or the Bank from honoring any contractual obligation in existence on the date of this Agreement.

(o)   The Company will not, and will not permit any Subsidiary of the Company to, materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions of greater than $1,000,000 for U.S. Treasury Securities, and $1,000,000 for all other investment instruments.

(p)   The Company will not, and will not permit any Subsidiary of the Company to, enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risks.

(q)   The Company will not, and will not permit any Subsidiary of the Company to, materially change the overall mix of the products or services offered by the Company or any Subsidiary of the Company, offer new deposit or lending products that are materially different than those offered by the Company and its Subsidiaries on the date hereof, or make any material changes to its Website or internet banking activities. The Company will cause each Subsidiary of the Company to follow existing deposit procedures, including those relating to the setting of interest rates.

(r)   Notwithstanding anything herein to the contrary, the Company will not, and will not permit any Subsidiary of the Company to, enter into, increase or renew any Loan or credit commitment (including letters of credit) to any officer or director of the Company or any Subsidiary of the Company, any holder of at least five percent (5%) of the equity securities of the Company or any Subsidiary of the Company, or any Person controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing prohibited by 12 U.S.C. 371c and 12 U.S.C. 371c-1; *provided, however,* the Company and its Subsidiaries shall be permitted to renew any Loan or credit commitment (including letters of credit) to any Person listed above that is consistent with past practice and on terms as in existence on the date hereof. For purposes of this Section, "control" shall have the meaning associated with that term under 12 U.S.C. 371c.

(s)   The Company will not, and will not permit any Subsidiary of the Company to take any action in anticipation of the Merger which may have a Material Adverse Effect on the Company or any of its Subsidiaries, the Buyer, NewCo or the Surviving Corporation.

(t)   The Company shall promptly advise the Buyer orally and in writing of any event or series of events which creates a Material Adverse Effect on the Company or any Subsidiary of the Company or which may adversely affect the satisfaction of any conditions to the consummation of the Merger.

(u)   The Company will, and will cause each Subsidiary of the Company to, use its Best Efforts to cooperate with the Buyer with respect to the planning and implementation of the conversion of the systems of the Company and its Subsidiaries into the systems of the Buyer or one of its Affiliates which shall be effectuated after the Closing Date.

(v)   The Company will not, and will not permit any Subsidiary of the Company to, make any grant of exclusive rights to any third party.

(w)   The Company will not, and will not permit any Subsidiary of the Company to, change any of its accounting principles or procedures, except as required by GAAP or any applicable Law. The Buyer shall be given reasonable advance written notice of any change of the Company's or any of its Subsidiary's accounting principles or procedures required by GAAP or any applicable Law.

(x)   The Company will not, and will not permit any Subsidiary of the Company to, commit any act or omission which constitutes a breach or default under any contract or agreement, including without limitation any license or lease agreement, to which it is a party or by which it or any of its properties is bound or amend or modify the terms of any such contract or agreement without the prior written consent of the Buyer.

(y)   The Company will not, and will not permit any Subsidiary of the Company to, make, pledge or otherwise commit to make any contributions or donations to any political, charitable, social or other committee, group, association or organization, other than charitable donations of not more than $10,000, individually, and $75,000, in the aggregate.

(z)   The Company will not, and will not permit any Subsidiary of the Company to, make any Tax election or take any other action which could negatively affect the Tax liability of the Company or any Subsidiary of the Company.

(aa)   The Company will not, and will not permit any Subsidiary of the Company to, enter into any agreement, whether written or oral, relating to any real property, other than taking of security interests therein in the Ordinary Course of Business, without the prior written consent of the Buyer.

Section 5.02. *Current Information.* During the period from the date of this Agreement to the earlier of the Closing or the termination of this Agreement pursuant to the terms hereof, the Company shall cause one or more of its officers or other appropriate Representatives to respond on a regular and frequent basis, but not less frequently than weekly, to reasonable inquiries from Representatives of the Buyer regarding the general status of the Company's and its Subsidiaries' ongoing operations.

Section 5.03. *Access to Properties and Records.* (a) During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement pursuant to the terms hereof, the Company shall permit (and the Company shall cause its Subsidiaries to permit) the Buyer and its authorized Representatives full and complete access to the Company's and its Subsidiaries' respective properties between the hours of 9:00 a.m. and 5:00 p.m. on any Business Day and shall disclose and make available to the Buyer all books, papers and Records relating to their assets (including without limitation the Loans), capital stock, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), Financial Statements, Tax Records, minute books of directors' and Shareholders' meetings and any other corporate Records, Organizational Documents, contracts and agreements, filings, reports and correspondence with and notices or other documents from or to any regulatory authority or other Governmental Entity, accountants' reports to management, litigation files, plans affecting employees, and any other business activities or prospects in which the Buyer may have an interest. This right of access is, however, subject to the Buyer giving reasonable notice to the Company of its desire to conduct such due diligence and is further subject to such other reasonable and customary restrictions upon the conduct of such due diligence. No Person shall be required to provide access to or to disclose information with respect to the negotiation strategies with respect to this Agreement, the interpretation of any provision hereof, the transactions contemplated hereunder, or any advice of legal counsel or where such access or disclosure would violate or prejudice the rights of any customer or would contravene any Law or Order, or where such access or disclosure would result in the loss of attorney-client privilege or attorney work-product immunity or where such access would unreasonably interfere with or be disruptive to the conduct of business and operations of the Company and its Subsidiaries. The parties will use their Best Efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. All information furnished by each party to the other party in connection with transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing such information.

(b)   The timing of any notices to, or other communications with, the customers of the Company and/or its Subsidiaries with respect to the transactions contemplated by this Agreement (*"Customer Communications"*) shall be mutually agreed upon by the parties hereto. Each party hereto shall be given a reasonable time to review any Customer Communication prior to its delivery. All Customer Communications made by either party shall be made in compliance with applicable Law. The costs and expenses associated with a Customer Communication shall be borne by, and the sole responsibility of, the party making and delivering such Customer Communication.

(c)   After receipt of all Governmental Approvals, the Company and its Subsidiaries shall permit the Buyer, at the Buyer's expense, to (i) install a computer terminal and file server at any of the Company's or its Subsidiaries' offices (together with related telephone and data transmission lines) to facilitate the Buyer's succession to the Seller's and its Subsidiaries' business; and (ii) place an employee or agent of the Buyer at any of the Company's or its Subsidiaries' offices (with reasonable accommodation being made therefore by the Company or its Subsidiaries, as applicable) in order to respond to customer inquiries with respect to the transactions contemplated by this Agreement.

Section 5.04.   Certain Actions. Neither the Company nor any Subsidiary of the Company nor any of the Company's Representatives (a) shall solicit, initiate, participate in discussions of, or knowingly encourage or take any other action to facilitate (including by way of the disclosing or furnishing of any information that it is not legally obligated to disclose or furnish) any Acquisition Proposal or a potential Acquisition Proposal or (b) shall (i) solicit, initiate, participate in discussions of, or knowingly encourage or take any other action to facilitate, any inquiry or proposal or (ii) enter into any agreement, arrangement, or understanding (whether written or oral), regarding any transaction providing for or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, or compensating the Company or any Subsidiary of the Company under any of the instances described in this clause. The Company shall immediately instruct and otherwise cause its Representatives to comply with such prohibitions. Any action described in clauses (a) and (b) of this Section 5.04 and in the following sentence taken by a Representative of the Company shall be deemed to be an action taken by the Company. The Company shall immediately cease and cause to be terminated, and shall cause its Representatives to cease and terminate, any existing activities, discussions, or negotiations with any parties conducted heretofore with respect to such activities. The Company shall promptly notify the Buyer orally and in writing in the event the Company, any of its Subsidiaries or any of its Representatives receives any Acquisition Proposal or other proposal, inquiry or other matter described in clauses (a) or (b) of this Section 5.04 and shall provide reasonable detail of all relevant facts relating to such inquiries, proposals or other matters. This Section 5.04 shall not prohibit accurate disclosure by the Company in any document or other disclosure in each case to the extent required by applicable Law if, pursuant to advice given by its legal counsel, disclosure is required under applicable Law as to the transactions contemplated hereby. Notwithstanding the foregoing or any other provision herein, the Company may provide information at the request of or enter into negotiations with a third party with respect to an unsolicited Acquisition Proposal if the board of directors of the Company determines, in good faith, that the exercise of its fiduciary duties to the Shareholders under applicable Law, after consultation with and considering the advice of its outside legal counsel, requires it to take such action; *provided, however,* the Company may not, in any event, provide to such third party any information which it has not provided to the Buyer.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.01. Confidentiality. (a) The Company, NewCo and the Buyer agree that certain information (*"Confidential Information"*) has been disclosed, will be disclosed, or will be discovered concerning the Company, NewCo and the Buyer and their respective Subsidiaries, employees, Representatives, owners, agents, customers, assets and other non-specified items/issues, which is either non-public, confidential or proprietary in nature, including without limitation customer lists and accounts, in the form not only of written information but also information which may be transmitted orally, visually, electronically, on computer disk, or by other means by any Person or any Representative or advisor of the Company, NewCo or the Buyer or one or more of their respective Subsidiaries, Representatives, agents, individuals, entities or interested/non-interested parties containing or based on, the information prepared for the purpose of the discussions and transactions contemplated between the Company, NewCo and the Buyer herein. The Company, NewCo and the Buyer agree that all the Confidential Information prepared in the course of or for the purpose of the discussions between the Company, NewCo and the Buyer and the consummation of the transactions contemplated herein shall not be used by the Buyer, NewCo or the Company or their respective Representatives or Affiliates in any manner whatsoever or for any purpose unless specified herein or agreed to in writing by the parties. The Buyer, NewCo and the Company hereby agree that each will keep confidential all such information (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) in accordance with and subject to the terms of that certain letter agreement, entered into as of August 29, 2005, by and between the Buyer and the Company's Representative, Austin Associates, LLC, and that certain letter agreement, entered into as of October 24, 2005, by and between the Buyer and the Company, as amended (collectively, the *"Confidentiality Agreement"*) and hereby made a part hereof. In the event of a conflict or an inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall govern. No investigation by the Buyer, NewCo or the Company shall affect the representations and warranties of the other and each such representation and warranty shall survive any such investigation.

(b) Notwithstanding anything else herein to the contrary, any party to this Agreement (and any Representative or Affiliate) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the Merger and all materials of any kind (including opinions or other Tax analyses) that are provided to such other party relating to such Tax treatment and Tax structure; *provided, however,* that such disclosure may not be made until the earlier of (i) the date of the public announcement of discussions relating to the Merger, (ii) the date of the public announcement of the Merger, or (iii) the date of the execution of an agreement to enter into the Merger.

(c) The Company shall allow a Representative of the Buyer to attend as an observer all meetings of the board of directors and committees thereof of the Company and any Subsidiary of the Company and any meeting of the investment, loan, asset liability management or similar committees of the Company or any Subsidiary of the Company, other than such meetings or portions of such meetings that are designated for the discussion of the terms of or compliance

with this Agreement. The Company shall give reasonable notice to the Buyer of any such meeting and, if known, the agenda for or business to be discussed at such meeting. The Company shall provide to the Buyer all information provided to the directors on all such boards or committees in connection with all such meetings or otherwise provided to the directors, and shall provide any other financial reports or other analysis prepared for senior management of the Company or any Subsidiary of the Company, in each case excluding information which is privileged or is subject to any restriction on disclosure. It is understood by the parties that the Buyer's Representative will not have any voting rights with respect to matters discussed at these meetings and that the Buyer is not managing the business or affairs of the Company or any Subsidiary of the Company. All information obtained by the Buyer at these meetings shall be treated in confidence as provided in Section 6.01(a) hereof. Notwithstanding the foregoing, the Buyer shall not be permitted to attend any portion of a meeting and the Company shall not be required to provide the Buyer with any materials, in violation of applicable Law or that relates to an Acquisition Proposal, or that involve matters protected by the attorney-client privilege.

Section 6.02.   Title Matters. (a) As soon as practical after the date hereof but in any event within sixty (60) days of the date hereof), the Company shall, at its own cost and expense, obtain and deliver (or cause to be delivered) to the Buyer, with respect to each Company Real Property (other than the Company Leases):

(i)   a commitment for an ALTA 1992 Owner's Form B title insurance policy issued on a date subsequent to the date hereof with an extended coverage endorsement guaranteeing over all general or standard exceptions to title customarily contained in such commitment and an ALTA Endorsement 3.1 (Zoning Complete Structure), as amended to include parking, issued by a title company acceptable to the Buyer (the *"Title Insurer"*), insuring the fee simple title of the Company or a Subsidiary of the Company, as applicable, in the Company Real Property in an amount equal to the greater of the value of such Company Real Property as shown on the Company's or its Subsidiaries', as applicable, books and Records or the fair market value of such Company Real Property (each, a *"Title Commitment"*).

(ii)   legible copies of all documents cited, raised as exceptions or noted in the Title Commitment with respect to the Company Real Property to the extent reasonably available (*"Title Documents"*).

(iii)   a survey or an update of an existing survey prepared in accordance with current ALTA/ACSM land survey standards by a registered land surveyor reasonably acceptable to the Buyer and licensed in the state in which the Company Real Property is located, certified as of a date subsequent to the date hereof and showing with respect to such Company Real Property: (A) the legal description; (B) all buildings, structures and improvements thereon and all "setback" lines, restrictions of record and other restrictions that have been established by any applicable zoning or building code or ordinance and all easements or rights of way; (C) all encroachments, if any, upon such parcel by buildings, structures, improvements or easements; (D) access to such parcel from a public street; (E) all easements of record affecting the use of such parcel or the improvements located thereon; and (F) the flood plain in which such real estate is located, if any (each, a *"Survey"*).

(b)   With respect to each Company Real Property, the Buyer shall a have a period of ten (10) Business Days from its receipt of the later of the Title Commitment, Survey and Title Documents required to be delivered to the Buyer as provided hereunder in which to review such Title Commitment, Survey and Title Documents and to deliver to the Company, at the Buyer's election, any written objections thereto with respect to matters that would adversely affect the Buyer's use and ownership or the marketability of the Company Real Property (each a *"Buyer's Objection Notice"*). The Company shall use it Best Efforts to promptly cure all objections listed on a Buyer's Objection Notice, and shall expend up to $500,000 in the aggregate in utilizing its Best Efforts to cure all objections listed on all Buyer's Objection Notices. If the Company is unable to cure all objections listed on all Buyer's Objection Notices for $500,000 or less in the aggregate, the Company may, at its option, (i) cure all such objections at its sole cost and expense or (ii) promptly notify the Buyer in writing that it is unable or unwilling to cure all such objections (a *"Failure to Cure Notice"*). Upon the Buyer's receipt of a Failure to Cure Notice, the Buyer shall have the right to (A) terminate this Agreement or (B) in a writing to the Company, waive any objection that would result in the Company being unable to cure all objections listed on all Buyer's Objection Notices for $500,000 or less, in the aggregate, in which event any such waived objection shall be conclusively deemed to be a Permitted Lien and the Company shall cure all other objections listed on all Buyer's Objection Notices.

(c)   It shall be a condition to the Buyer's obligation to close the Merger that the Title Insurer be irrevocably committed to issue to the Buyer, at the cost and expense of the Company, an ALTA 1992 Owner's Form B title insurance policy, based on each Title Commitment, dated as of the Closing Date with an extended coverage endorsement guaranteeing over all general or standard exceptions to title customarily contained in such policy and an ALTA Endorsement 3.1 (Zoning Completed Structure), as amended to include parking, with respect to each Company Real Property (other than a Company Lease), insuring the fee simple estate of the Company or a Subsidiary of the Company (or such other Person reasonably acceptable to the Buyer) in each such Company Real Property in the amount not less than the same amount as the Title Commitment therefore, subject only to (i) Permitted Liens, (ii) such other matters that were disclosed in the preliminary title report and that were approved in writing by the Buyer and other matters approved in writing by the Buyer, (iii) matters over which the Title Insurer has committed in writing to insure, (iv) matters arising out of an act of the Buyer or its Representatives, (v) the matters set forth in Schedule 4.22 of the Disclosure Statement relating to any contract or commitment affecting ownership of, title to, use of or any interest in such Company Real Property, and (vi) the matters set forth in Schedule 4.25 of the Disclosure Statement relating to any Encumbrance on such Company Real Property (each a *"Title Policy"*).

Section 6.03.   Environmental Investigation.   (a) As soon as reasonably practicable after the date hereof, the Buyer may engage, or cause to be engaged, at its own cost and expense, an environmental consultant to conduct a preliminary environmental assessment (*"Phase I"*) of any Company Real Property the Buyer deems appropriate or desirable (such determination to be made by the Buyer in its sole discretion) to, among other things, investigate the possible presence of an Environmental Condition, including the presence of any Hazardous Substance.

The fees and expenses of the consultant with respect to any Phase I shall be paid by the Buyer. With respect to each Company Real Property on which a Phase I is performed, the Buyer shall a have a period of ten (10) Business Days from its receipt of the Phase I report (each, a *"Phase I Review Period"*) in which to review and examine such Phase I report and, if, in the reasonable opinion of the Buyer, any Environmental Condition is found, suspected or tends to be indicated by such Phase I report, to deliver to the Company, at the Buyer's election, notice of such Environmental Condition in writing (each, a *"Phase I Notice"*). Upon the Company's receipt of a Phase I Notice, the Company shall promptly engage, or cause to be engaged, at its own cost and expense, one or more environmental consultants or contractors (mutually acceptable to the parties), as appropriate, to perform a physical examination and investigation of the Environmental Condition listed on the Phase I Notice (each, a *"Phase II"*). The fees and expenses of the consultant or contractor with respect to any Phase II shall be paid by the Company. The subject, scope, manner and method of any Phase II will be subject to the Buyer's prior review and reasonable approval. At all times the Buyer shall have access to all field data, analytical data and analytical results obtained or generated in connection with a Phase II. Upon the Company's receipt of a final written report with respect to a Phase II, the Company shall promptly deliver to the Buyer a copy of such Phase II report and all written reports, analytical data, correspondence, notices or other materials relating thereto (collectively, each a *"Phase II Report"*).

(b)   In the event any Phase II Report confirms the presence of an Environmental Condition with respect to the relevant Company Real Property, the Company shall promptly obtain (but in any case within a reasonable time prior to the Closing Date), at its own cost and expense, from one or more environmental consultants or contractors (mutually acceptable to the parties), as appropriate, a good faith estimate (reasonably acceptable to the parties) of the cost and expense necessary in order to remediate, cleanup, abate and restore such Environmental Condition (a *"Remediation Estimate"*). The Company shall cause all Remediation Estimates to be updated, as needed, through the Closing Date. If the sum of all Remediation Estimates, in the aggregate, is greater than $500,000 but less than or equal to $3,750,000, then, immediately prior to the Closing, an amount equal to one-half of the amount of all Remediation Estimates, in the aggregate, in excess of $500,000 up to $3,750,000 shall be deducted from the Aggregate Merger Consideration. If the sum of all Remediation Estimates, in the aggregate, is greater than $3,750,000 but less than or equal to $7,000,000, then immediately prior to the Closing, in addition to the amount required to be deducted from the Aggregate Merger Consideration pursuant to the immediately preceding sentence, an amount equal to the entire amount of the Remediation Estimates, in the aggregate, in excess of $3,750,000 up to $7,000,000 shall be deducted from the Aggregate Merger Consideration.

(c)   Notwithstanding anything else herein to the contrary, if the amount of all Remediation Estimates, in the aggregate, is greater than $7,000,000, then either the Buyer or the Company may terminate this Agreement; *provided, however,* the Company shall not be entitled to terminate this Agreement under this Section 6.03(c) if the Buyer agrees in writing to limit the adjustment of the Aggregate Merger Consideration pursuant to Section 6.03(b) hereof to $4,875,000.

Section 6.04.   Shareholder Approval. As soon as practicable after the date hereof (but in any event within seventy-five (75) days of the date hereof), the Company shall cause a meeting of the Shareholders to be called and held in accordance with all applicable Laws and the Organizational Documents of the Company (the *"Meeting"*) for the purpose of adopting and approving this Agreement and the transactions contemplated hereby (including the Merger and the Plan of Merger) as required by applicable Law (including, for the avoidance of doubt, the IBCL). This Agreement shall be adopted and approved by the requisite vote of the Shareholders under applicable Law (including, for avoidance of doubt, the IBCL) and the Company's Organizational Documents if at least a majority of the shares of Company Common Stock are voted in favor of approving this Agreement and the transactions contemplated hereby (including the Merger and the Plan of Merger) (*"Shareholder Approval"*).   Subject to the fiduciary obligations of the board of directors of the Company, (a) the board of directors of the Company will not condition its submission of this Agreement and the transactions contemplated hereby (including the Merger and the Plan of Merger) to the Shareholders on any basis not specifically provided for herein and (b) the Company shall use its Best Efforts to obtain Shareholder Approval, including the solicitation of proxies voting in favor of the approval of this Agreement from the Shareholders in accordance with applicable Law. The proxy materials utilized by the Company (which shall include a notice of the Meeting, a proxy statement, a form proxy and any other document required under applicable Law), and any amendment, supplement or revision thereof, shall comply in all material respects with applicable Law and shall not contain any statement which, at the time and in the circumstances under which it was made, is false and misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading. The Company will consult with and advise the Buyer with respect to the foregoing matters, including providing a copy of all proxy materials to the Buyer within a reasonable time prior to the use or mailing thereof. Neither the board of directors of the Company nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Buyer, the approval, adoption or recommendation by such board of directors or such committee of the Merger or this Agreement (or any transaction contemplated hereby); *provided, however,* the board of directors of the Company will not be required to make the recommendation required by this Section 6.04 and may withdraw or modify such recommendation if the board of directors of the Company determines in good faith by majority vote, after consultation with its outside legal counsel, that it would be a breach of its fiduciary duties not to so withdraw or modify such recommendation. Subject to the requirements of applicable Laws, nothing contained in this Section 6.04 shall limit the Company's obligation to hold and convene the Meeting and to take a vote of the Shareholders for the purpose of obtaining Shareholder Approval (regardless of whether the unanimous recommendation of the Board of Directors of the Company shall have been withdrawn or modified).

Section 6.05.   Public Disclosure. The Buyer, NewCo and the Company will consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby and will not issue any such press release or make any such public statement prior to obtaining the consent of the other except as may be required by Law.

Section 6.06.   Legal Requirements. Except as provided otherwise in Section 6.11 hereof, the parties hereto will take all reasonable action necessary or desirable to comply promptly with all legal and other requirements which may be imposed on it with respect to the consummation of the transactions contemplated by this Agreement (including without limitation furnishing all information required in connection with approvals by or filings with any Governmental Entity, and using its Best Efforts to promptly resolve any Proceeding prompted hereby) and will promptly and reasonably cooperate with and furnish information to any party hereto necessary in connection with any such filings with or Proceeding by any Governmental Entity.

Section 6.07.   FIRPTA. At or prior to the Closing, the Company shall provide to the Buyer the certification described in Treasury Regulation Section 1.897-2(g)(1)(ii) and, if requested by the Buyer, shall deliver to the IRS a notice that no share of Company Common Stock is a "U.S. Real Property Interest" as defined and in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

Section 6.08.   Best Efforts and Further Assurances. Subject to the respective rights and obligations of the Buyer, NewCo and the Company under this Agreement, each of the parties to this Agreement will use its Best Efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to the Closing under this Agreement. Subject to the foregoing, each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things (though not including any additional material financial obligation) as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

Section 6.09.   Director, Officer and Employee Indemnification. The Buyer agrees to provide each of the directors and officers of the Company and its Subsidiaries after the Closing Date substantially the same coverage against personal liability for actions taken after the Closing Date as is provided to directors and officers of the Buyer. The Buyer further agrees to cause the Company, or its successor in interest, for a period of six (6) years after the Closing Date to indemnify the current and past directors and officers of the Company and its Subsidiaries for all actions taken by them prior to the Closing Date in their respective capacities as directors and officers of the Company and its Subsidiaries (including acting in a fiduciary capacity at the request of the Company or any of its Subsidiaries) to the same extent as the indemnification provided by the Company and its Subsidiaries to such directors and officers as disclosed on Schedule 4.22(p) of the Disclosure Statement. After the Closing Date, the Buyer may, in its sole discretion, obtain insurance from a third party with respect to its indemnification obligations under this Section 6.09.

Section 6.10.   Notification of Certain Other Matters. (a) Each party shall give prompt notice to the other party of (i) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would cause or would be likely to cause any representation or warranty on its part contained in this Agreement to be untrue, inaccurate or incomplete in any material respect after the date hereof or, in case of any representation or warranty given as of a specific date, would cause or would be likely to cause any such representation or warranty on its part contained in this Agreement to be untrue, inaccurate or incomplete in any material respect as of such specific date; (ii) any failure of such party to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder; and (iii) any event or series of events which creates a Material Adverse Effect.

(b)   From time to time on or prior to the Closing Date, the Company shall promptly, after it becomes aware, supplement or amend any of its representations and warranties contained in Article IV hereto relating to the period after the date hereof by delivering a supplemental Disclosure Statement (*"Supplemental Disclosure Statement"*) to the Buyer with respect to any matter hereafter arising which would render any such representation or warranty after the date of this Agreement inaccurate or incomplete in any material respect. The information contained in any such Supplemental Disclosure Statement shall not be deemed to have modified any of the representations and warranties of the Company contained in Article IV hereof unless it is accepted in writing or deemed accepted by the Buyer. For purposes of this Section 6.10(b), a Supplemental Disclosure Statement shall be deemed accepted by the Buyer if the Buyer fails to give written notice of the rejection of such Supplemental Disclosure Statement to the Company within ten (10) Business Days of receipt by the Buyer of such Supplemental Disclosure Statement. The Company's obligation to furnish the Buyer with a Supplemental Disclosure Statement with respect to the items included in Schedule 4.22 of the Disclosure Statement in respect of Section 4.22(b) hereof shall be deemed satisfied to the extent each such item is disclosed in the minutes of the loan or similar committee meetings of the Company or any of its Subsidiaries to which a Representative of the Buyer is entitled to attend pursuant to Section 6.01(c) hereof and copies of such minutes are delivered to the Buyer on a timely basis.

Section 6.11.   Regulatory Applications. The Buyer shall use its Best Efforts to file within forty-five (45) days from the date hereof all applications, notices, requests for authorization or other documents with the appropriate federal, state or foreign bank regulatory authorities or other Governmental Entities, including, the Federal Reserve Board and the DFI, necessary to consummate the transactions contemplated by this Agreement, including the Merger (the *"Regulatory Applications"*). The Company shall cooperate and assist (and shall cause each Subsidiary of the Company to cooperate and assist) with the Buyer in all respects with respect to the preparation and filing of all Regulatory Applications. The Buyer shall use its Best Efforts to respond as promptly as practicable to all inquiries received concerning the Regulatory Applications and to satisfy all conditions that may be required for the approval or authorization of the Regulatory Applications; *provided, however,* that the Buyer shall have no obligation to accept non-standard conditions or restrictions with respect to the approval or authorization of the Regulatory Applications if it shall reasonably be determined by the Buyer in its sole discretion that such conditions or restrictions would create a Material Adverse Effect with respect to the Company or the Buyer or lessen the benefits of the transactions contemplated by this Agreement. Notwithstanding anything herein to the contrary, in the event of an adverse or unfavorable determination by any Governmental Entity, or in the event the Merger is challenged or opposed by any Proceeding, whether by the United States Department of Justice or otherwise, the determination of whether or to what extent to seek appeal or review, administrative or otherwise, or other appropriate remedies shall be made solely by the Buyer in its sole discretion. The Buyer shall deliver a final copy of the public portions of all Regulatory Applications containing information applicable to the Company or a Subsidiary of the Company to the Company promptly after such applications are filed with the appropriate Governmental Entity. In advance of filing the Regulatory Applications, the Company and its counsel shall be provided with a reasonable opportunity to review all non-confidential potions thereof, and the Buyer shall consider all comments made by the Company or its counsel provided such comments relate to the Company. The Buyer shall advise the Company periodically of the status of the Regulatory Applications upon request.

Section 6.12.   *Third Party Consents and Notices*. As soon as practicable following the date hereof, the Company shall use its Best Efforts to provide any notice to, and to obtain all consents, waivers and approvals from, any third party required to be made or obtained under any contract, agreement or other instrument that the Company or any of its Subsidiaries or Affiliates is a party as a result of the consummation of the transactions contemplated hereby (*"Third Party Consents and Notices"*), and the Buyer shall cooperate with the Company in connection therewith as reasonably requested.

Section 6.13.   *Control of the Company's Business*. Nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' operations.

Section 6.14.   *Employee Benefits*. (a) Prior to the Closing Date, the Company shall take all action necessary to terminate the ESOP, the Bank's 401(k) Profit-Sharing Plan, any retirement plan and any other similar Company Benefit Plan (collectively, the *"Termination Plans"*) as of a date prior to the Closing Date. Prior to the Closing Date, the Company shall be permitted to make such changes to any Termination Plan as it deems appropriate to carry out the provisions of this Section 6.14. As soon as reasonably practicable after receipt of a favorable determination letter from the IRS with respect to the termination of any Termination Plan, the assets of such Termination Plan shall be distributed to the participants or beneficiaries thereof or transferred pursuant to an eligible rollover distribution as a participant or beneficiary may direct (including a rollover into a qualified plan of the Buyer, if approved by the Buyer, in which the individual is then participating).

(b)   Notwithstanding anything herein to the contrary, the Company or the Bank may commit to pay retention bonus payments, payable after the Effective Time (*"Retention Bonus Payments"*), to any employee of the Bank who is not a party to an employment agreement listed on Schedule 4.20(a) of the Disclosure Statement in an amount not to exceed 15% of the employee's 2005 base wage, individually, and $200,000 in the aggregate with respect to all such employees; *provided, however,* the Company and the Bank shall not be permitted to pay a Retention Bonus payment to any employee of the Bank who is not employed by the Bank on the Closing Date; *provided, further,* the Company and the Bank will consult with the Buyer prior to committing to pay any Retention Bonus Payment.

(c)   After the Closing Date, neither the Company nor any of its Affiliates shall impose and they shall cause to be waived, except with respect to short term disability coverage for Transferred Employees who have been employed by the Company or a Subsidiary of the Company for less than one (1) year prior to the Closing Date, any eligibility waiting period or pre-existing condition limitation or exclusion for any health benefit or other insurance or insurance-type plan in which any Transferred Employee (or the spouse or eligible dependent of any Transferred Employee) is entitled to participate. After the Closing Date, Transferred Employees shall be eligible to participate in the employee benefit plans of the Company and its Affiliates subject to and on a basis consistent with the terms, conditions, and overall administration of such plans applicable to similarly situated employees.

(d)   If a Transferred Employee is involuntarily terminated within one (1) year from the Effective Time for any reason other than misconduct, the Buyer will provide severance benefits to such Transferred Employee in accordance with the Buyer's severance policy, a copy of which has been previously delivered to the Company.

Section 6.15.   Financial Statements and Reports. From the date of this Agreement and prior to the Effective Time and to the extent permitted by applicable Law, the Company will deliver to the Buyer any and all reports and Financial Statements filed with the FDIC, the Federal Reserve Board, the OCC or any other Governmental Entity within three (3) Business Days of the filing of any such report.

Section 6.16.   Conforming Entries. (a) The Company acknowledges that the Buyer and its Subsidiaries may employ different loan, accrual, reserve and accounting policies and practices (including loan classifications and levels of reserves for possible loan losses) than the Company and its Subsidiaries. Subject to applicable Law and the provisions of Section 6.16(c) hereof, at the request of the Buyer the Company shall consult and cooperate with the Buyer with respect to conforming the loan, accrual, reserve and accounting policies and practices of the Company and its Subsidiaries to those policies of the Buyer and its Subsidiaries for financial accounting and/or Tax reporting purposes.

(b)   Subject to applicable Law and the provisions of Section 6.16(c) hereof, at the request of the Buyer the Company shall consult and cooperate with the Buyer with respect to determining the amount and the timing of the recognition of Transaction Expenses for financial accounting and/or Tax reporting purposes.

(c)   Subject to applicable Law, the Company and its Subsidiaries shall (i) establish and take such reserves and accruals and make such conforming entries to conform the loan, accrual, reserve and accounting policies of the Company its Subsidiaries to the policies of the Buyer and its Subsidiaries and (ii) recognize the Transaction Expenses for financial accounting and/or income Tax reporting purposes at such times as are reasonably requested by the Buyer, but in no event prior to three (3) Business Days prior to the Closing Date; *provided, however,* that on the date such reserves and accruals are to be taken, such entries are to be made and such charges and expenses are to be recognized, the Buyer shall certify to Company that all conditions to the Buyer's and NewCo's obligations to effect the transactions contemplated by this Agreement as set forth in Sections 7.01 and 7.03 hereof (subject to the receipt of the Company's officer certificate pursuant to Section 7.03(p) and the lapse of any waiting or similar period of time) have been satisfied or waived*; provided, further,* that, notwithstanding any other provision of this Section 6.16, the Company and its Subsidiaries shall not be required to take any action pursuant to this Section 6.16 for financial reporting purposes that is not permitted under regulatory reporting requirements or guidance.

(d)   Except for the accrual of Transaction Expenses and the making of such other adjustments or entries required by this Agreement (other than those contained in this Section 6.16), no reserves, accruals, conforming entries or charges or expenses taken or recognized at the written request of the Buyer in accordance with this Section 6.16 may be a basis to assert a violation or a breach of a representation, warranty or covenant of the Company herein or the failure of any condition to any of Buyer's obligations under this Agreement.

ARTICLE VII

CONDITIONS

Section 7.01.   Conditions to Obligations of Each Party to Effect the Merger.   The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date that:

(a)   No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement, including without limitation the Merger.

(b)   All Governmental Approvals shall have been received and shall be satisfactory to the Buyer in accordance with Section 6.11 hereof and all required waiting periods shall have expired.

(c)   Shareholder Approval shall have been received.

Section 7.02.   Additional Conditions to Obligations of the Company.   The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)   The representations and warranties of the Buyer and NewCo contained in Article III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and, except as otherwise expressly contemplated by this Agreement, shall be true and correct as of the time immediately prior to the Closing as though made on and as of such time; *provided, however*, such representations and warranties shall be deemed to be so true and correct as of the time immediately prior to the Closing unless the failure or failures of all such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, create a Material Adverse Effect with respect to the Buyer.

(b)   Each of the Buyer and NewCo shall have performed in all material respects all of their respective obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or before the Closing Date.

(c)   The Company shall have received a certificate signed by duly authorized officers of the Buyer and NewCo, dated as of the Closing Date, certifying that the conditions set forth in Sections 7.02(a) and (b) have been satisfied.

(d)   Company shall have received an opinion of the Buyer's counsel, dated as of the Closing Date, substantially in the form of Exhibit 7.02(d) attached hereto.

Section 7.03.   Additional Conditions to the Obligations of Buyer and NewCo.   The obligations of the Buyer and NewCo to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Buyer and NewCo:

(a)   The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and, except as otherwise expressly contemplated by this Agreement, true and correct in all respects as of the time immediately prior to the Closing as though made on and as of such time without regard to any additions, deletions or other modifications to any Schedule of the Disclosure Statement included in any Supplemental Disclosure Statement unless such additions, deletions or other modifications were accepted by the Buyer pursuant to Section 6.10(b) hereof; *provided, however,* such representations and warranties shall be deemed to be so true and correct as of the time immediately prior to the Closing unless the failure or failures of all such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, creates a Material Adverse Effect with respect to the Company.

(b)   The Company shall have performed in all material respects all obligations and shall have complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)   Since the date hereof through the Closing Date, a Material Adverse Effect with respect to the Company shall not have occurred.

(d)   If as of the Closing Date, the Company or any Subsidiary of the Company is a party to or is subject to any agreement with, or directive or Order issued by, the Federal Reserve Board, the FDIC, the OCC, the DFI or any other Governmental Entity, which in the Buyer's reasonable determination imposes any material restrictions or requirements with respect to the conduct of the Company's or a Subsidiary of the Company's business, the Buyer shall have received written confirmation from each

Governmental Entity which has entered into such an agreement with the Company or a Subsidiary of the Company or which has issued such a directive or Order, in form and substance reasonably satisfactory to the Buyer, to the effect that such agreement, directive or Order will not be binding, in any way, on the Company, a Subsidiary of the Company, the Surviving Corporation, the Buyer or any Subsidiary of the Buyer or an Affiliate thereof following the Closing Date.

(e)   The Buyer shall have received the resignations, effective as of the Closing Date, of each director of the Company and each director of each Subsidiary of the Company.

(f)   The Buyer shall have received an opinion of the Company's counsel, dated as of the Closing Date, substantially in the form of Exhibit 7.03(f) attached hereto.

(g)   The Consolidated Equity of the Company as of the close of business on the Business Day immediately preceding the Closing Date shall not be less than $132,300,000.

(h)   The aggregate dollar amount of all consumer and commercial checking, savings and time deposit accounts (the *"Accounts"*) maintained at the Bank at the Closing shall not be less than ninety percent (90%) of the aggregate dollar amount of the Accounts maintained at the Bank as of October 31, 2005.

(i)   All Third Party Consents and Notices shall have been given or obtained, as applicable.

(j)   At the Closing, the Company and the Bank shall be considered "well capitalized" under Regulation Y, 12 C.F.R. §225.2(r), and the Federal Deposit Insurance Act, as amended, 12 U.S.C. §1831(o), and the applicable regulations promulgated thereunder, respectively.

(k)   At the Closing, the Bank's CRA rating shall not be less than "satisfactory."

(l)   Each Phase I Review Period shall have expired, each Phase II required to be performed pursuant to Section 6.03(a) shall have been performed and each Remediation Estimate required to be obtained pursuant to Section 6.03(b) hereof shall have been obtained.

(m)   The Title Insurer shall be irrevocably committed to issue the Buyer a Title Policy with respect to each Company Real Property (other than a Company Lease).

(n)   The Buyer shall have received proof reasonably satisfactory to it that all Transaction Expenses have been paid or accrued prior to the close of business on the Business Day immediately preceding the Closing Date.

(o)   At the Closing, the aggregate number of Dissenting Shares shall not exceed ten percent (10%) of the issued and outstanding shares of Company Common Stock immediately prior to the Effective Time.

(p)   The Buyer shall have received a certificate signed by the Chairman and Chief Executive Officer, the President and Chief Lending Officer and the Chief Financial Officer of the Company, dated as of the Closing Date, solely in their capacity as officers, certifying that the conditions set forth in Sections 7.03(a), (b), (c), (d), (g), (h), (i), (j), (k), (l) and (o) hereof have been satisfied.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.01.   Termination. This Agreement may be terminated as follows:

(a)   by mutual written consent duly authorized by the Buyer and the Company; or

(b)   by the Buyer:

(i)   if any condition set forth in Sections 7.01 or 7.03 of this Agreement has not been satisfied or waived in writing (if capable of waiver) and the satisfaction of such condition has become impossible, unless the failure to satisfy such condition is due to a breach of this Agreement by the Buyer;

(ii)   if any representation or warranty made by the Company is discovered to be or to have become untrue, incomplete or misleading and such breach (A) would result in the failure to satisfy the condition set forth in Section 7.03(a) hereof and (B) such breach (if capable of cure) remains uncured for a period of thirty (30) days after notice of such breach;

(iii)   if the Company shall have materially breached one or more agreements or covenants contained in this Agreement in any respect and such breach (if capable of cure) remains uncured for a period of thirty (30) days after notice of such breach;

(iv)   if the board of directors of the Company (A) fails to recommend approval of this Agreement to the Shareholders, (B) withdraws, modifies, changes, alters or qualifies (or proposes to withdraw, modify, change, alter or qualify) its favorable recommendation of this Agreement to the Shareholders in any manner adverse to the Buyer or (C) takes any other action or makes any other statement in connection with the Meeting inconsistent with its favorable recommendation of this Agreement to the Shareholders;

(v)   if the Company or any Subsidiary of the Company approves, enters into or executes a definitive agreement, letter of intent (whether binding or non-binding), term sheet or other understanding relating to an Acquisition Proposal; or

(vi)   pursuant to the terms of Section 6.02(b) hereof; or

(c)   by the Company:

(i)   if any condition set forth in Sections 7.01 or 7.02 of this Agreement has not been satisfied or waived in writing (if capable of waiver) and the satisfaction of such condition has become impossible, unless the failure to satisfy such condition is due to a breach of this Agreement by the Company;

(ii)   if any representation or warranty made by the Buyer and NewCo is discovered to be or to have become untrue, incomplete or misleading and such breach (A) would result in the failure to satisfy the condition set forth in Section 7.02(a) hereof, and (B) such breach (if capable of cure) remains uncured for a period of thirty (30) days after notice of such breach;

(iii)   if the Buyer shall have materially breached one or more agreements or covenants contained in this Agreement in any respect and such breach (if capable of cure) remains uncured for a period of thirty (30) days after notice of such breach; or

(iv)   if, in compliance with the provisions of Section 5.04 hereof, the Company or any Subsidiary of the Company approves, enters into or executes a definitive agreement, letter of intent (whether binding or non-binding), term sheet or other understanding relating to an Acquisition Proposal; or

(d)   by either the Buyer or the Company:

(i)   if the Shareholders do not approve this Agreement or the transactions contemplated hereby, including without limitation the Merger and the Plan of Merger, after a vote taken thereon at the Meeting (or at any adjournment thereof);

(ii)   pursuant to the terms of Section 6.03(c); or

(iii)   if the Closing has not occurred on or before the eight (8) month anniversary of the date hereof, unless the failure of the Closing to occur on or before such date is due to a breach of this Agreement by the party seeking termination; *provided, however,* if at any time on or prior to such eight (8) month anniversary, the Russell 2000 Financial Services Index (R2FINL) (the *"Russell 2000 Financial Index"*) declines by seven and one-half percent (7.5%) or more from the value of the Russell 2000 Financial Index as of the close of the market on the date hereof, if a Business Day, or if the date hereof is not a Business Day, as of the close of the market on the Business Day immediately preceding the date hereof, then neither the Company nor the Buyer shall be entitled to terminate this Agreement pursuant to this Section 8.01(d)(iii) until after the twelve (12) month anniversary of the date hereof.

Section 8.02.   *Notice of Termination; Effect of Termination.*   Any termination of this Agreement pursuant to the terms hereof shall be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided herein, this Agreement shall be of no further force or effect, except (a) as set forth in Section 6.01, this Section 8.02, Section 8.03, Section 8.04 and Article IX, each of which shall survive the termination of this Agreement, and (b) except as otherwise provided in Section 8.04 hereof, nothing herein shall relieve any party from liability for any breach of this Agreement. In no event shall the Company have any liability for breach of this Agreement with respect to any representation or warranty contained in Article IV hereof that is supplemented or amended by a Supplemental Disclosure Statement, *provided* such Supplemental Disclosure Statement is accepted or deemed accepted by the Buyer pursuant to Section 6.10(b) hereof.

Section 8.03.   *Expenses*.   Except as provided elsewhere herein, the Buyer and the Company shall each bear and pay all costs and expenses incurred by it and its respective Affiliates or on its or its respective Affiliates behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own Representatives and the Representatives of its respective Affiliates.

Section 8.04.   *Termination Fee*. (a) The Buyer shall be entitled to a one time payment of $7,500,000 (the *"Termination Fee"*) in cash from the Company, not as a penalty but as an agreed upon termination fee and as the sole and exclusive remedy of the Buyer against the Company and each party to the Voting Agreement, payable on demand in immediately available funds, upon the occurrence of any of the following:

(i)   the Buyer terminates this Agreement pursuant to Section 8.01(b)(iv) hereof;

(ii)   the Buyer terminates this Agreement pursuant to Section 8.01(b)(iii) because of a breach of Section 5.04 or Section 6.04 hereof;

(iii)   the Company terminates this Agreement pursuant to 8.01(c)(iv); or

(iv)   either the Buyer or the Company terminates this Agreement pursuant to Section 8.01(d)(i) hereof, or 8.01(b)(i) or 8.01(c)(i), respectively, because of the impossibility of satisfaction of the condition to the Closing specified in Section 7.01(c) hereof, and (A) prior to such termination a breach of Section 5.04 hereof or of the Voting Agreement has occurred or (B) within twelve (12) months after such termination, (1) the Company or any Subsidiary of the Company shall have entered into an agreement letter of intent (whether binding or nonbinding), term sheet or other understanding relating to an Acquisition Proposal; (2) an Acquisition Proposal shall have occurred (other than as contemplated by and in connection with this Agreement); or (3) the board of directors of the Company shall have authorized or approved an Acquisition Proposal or shall have publicly announced an intention to authorize or approve or shall have recommended that the Shareholders approve or accept any Acquisition Proposal (other than as contemplated by and in connection with this Agreement);

(b)   The Company shall be entitled to a one time payment of the Termination Fee in cash from the Buyer, not as a penalty but as an agreed upon termination fee and as liquidated damages and as the sole and exclusive remedy of the Company against the Buyer and NewCo, payable on demand in immediately available funds, upon the occurrence of the termination of this Agreement by the Company or the Buyer pursuant to Section 8.01(d)(iii) hereof and at the time of such termination (i) all of the conditions to the Closing set forth in Sections 7.01 and 7.03 hereof (except those which by their terms can only be satisfied at the Closing) have been satisfied or waived in writing (if capable of waiver) and (ii) the Buyer lacks sufficient funds to consummate the Merger.

(c)   If the party required to pay the Termination Fee under this Section 8.04 fails to promptly pay such Termination Fee in full to the party entitled to such payment, then the party required to make such payment shall pay to the party entitled to such payment, in addition to the Termination Fee, the costs and expenses (including legal fees and expenses) in connection with any action, including, but not limited to, the filing of any lawsuit or other legal action, taken to collect such payment, together with interest on the amount of the unpaid portion of the Termination Fee at the rate of the Prime Rate plus three percent (3%) from the date the Termination Fee was required to be paid hereunder.

Section 8.05.   Amendment. This Agreement may be amended by the parties hereto by action taken by the board of directors of the Buyer, the board of directors of NewCo and the board of directors of the Company at any time before or after approval hereof by the Shareholders but, after such approval, no amendment shall be made which changes the form of consideration or adversely affects or decreases the value of the consideration to be received by the Shareholders or which in any other way adversely affects the rights of such Shareholders without the further approval of such Shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. The Buyer, NewCo and the Company may without approval of their respective boards of directors, make such technical changes to this Agreement, not inconsistent with the purposes hereof, as may be required to effect or facilitate any governmental approval or acceptance of the Merger or of this Agreement or to effect or facilitate any filing or recording required for the consummation of any of the transactions contemplated hereby.

Section 8.06.   Waiver. Any term, provision or condition of this Agreement may be waived in writing at any time by the party which is entitled to the benefits hereof. Each and every right granted to any party hereunder, or under any other document delivered in connection herewith or therewith, and each and every right allowed it by law or equity, shall be cumulative and may be exercised from time to time. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect such party's right at a later time to enforce the same. No waiver by any party of a condition or of the breach of any term, agreement, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, agreement, covenant, representation or warranty of this Agreement.


ARTICLE IX

GENERAL PROVISIONS


Section 9.01. Notices. Unless otherwise specifically provided herein, all notices, consents, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given to any party or parties (a) upon delivery to the address of the party or the parties as specified below if delivered in person or by an internationally recognized commercial delivery service or if sent by certified or registered mail (return receipt requested) or (b) upon dispatch if transmitted by telecopy or other means of facsimile transmission and such transmission is confirmed successfully by the transmitting machine, *provided* that such transmission is received during normal business hours on a Business Day and that any transmission received after normal business hours shall be deemed to be received at the start of the next Business Day, in each case addressed as follows (or at such other address for a party as shall be specified by such party in writing):

if to the Buyer, NewCo or
the Surviving Corporation: First Midwest Bancorp, Inc.
                                   One Pierce Place, Suite 1500
                                   Itasca, Illinois 60143
                                   Facsimile: (630) 875-7360
                                   Attention: John M. O'Meara,
                                         President and Chief Executive Officer

with a copy to: First Midwest Bancorp, Inc.
                                   One Pierce Place, Suite 1500
                                   Itasca, Illinois 60143
                                   Facsimile: (630) 875-7360
                                   Attention: Steven H. Shapiro,
                                         Executive Vice President
                                            and Corporate Secretary

with a copy to: Chapman and Cutler LLP
                                   111 West Monroe Street
                                   Chicago, Illinois 60603-4080
                                   Facsimile: (312) 701-2361
                                   Attention: Douglas R. Hoffman

if to the Company:	Bank Calumet, Inc.
	5231 Hohman Avenue
	Hammond, Indiana 46320
	Facsimile: (219) 853-2133
	Attention: Calvin E. Bellamy,
	Chairman and Chief Executive Officer
with a copy to:	Barack Ferrazzano Kirschbaum
	Perlman & Nagelberg LLP
	333 West Wacker Drive, Suite 2700
	Chicago, Illinois 60606
	Facsimile: (312) 984-3150
	Attention: John E. Freechack

Notices shall be given to such other addressee or address, or both, as a particular party may from time to time designate by written notice to the other parties hereto. Notice given to a party hereto by any method not specified above shall only be deemed to be given and received when actually received in writing by such party.

Section 9.02. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

Section 9.03. Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) are not intended to confer upon any other person any rights or remedies hereunder; *provided, however,* the respective Representatives of the parties hereto shall be entitled to rely upon the respective representations and warranties of the parties hereto contained in Sections 3.06 and 4.36 hereof. Notwithstanding the foregoing, the parties hereto shall have no monetary liability to any Representative of a party if any of the transactions contemplated hereby (including without limitation the Merger) are reportable under Treas. Reg. § 1.6011-4 as promulgated under the Code; and each party hereto agrees to reasonably cooperate with all Representatives of a party hereto, and to provide all information necessary, in order for such Representative to comply with all applicable disclosure requirements under the Code.

Section 9.04. Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.05. *Surviving Provisions.* All representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement shall not survive after the Closing, except that any provisions contained in this Agreement which by their terms expressly survive or are to be performed after the Closing Date shall survive for their respective periods specified.

Section 9.06. *Other Remedies; Specific Performance.* Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.07. *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Unless the parties agree in writing otherwise, any appraisal, arbitration, claim or other dispute shall be held in Chicago, Illinois. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court located in the respective location described in the foregoing sentence, agrees that process may be served upon them in any manner authorized by the laws of such jurisdiction and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

Section 9.08. *Assignment.* No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding the foregoing, the Buyer may assign all of its rights and obligations under this Agreement to any of its Affiliates (each a *"Permitted Assignee"*) upon not less than five (5) days' prior written notice to the Company, *provided* that upon such assignment the Buyer shall nevertheless remain liable for all terms, covenants, obligations and conditions of the Buyer set forth in this Agreement. Contemporaneously with such assignment, the Permitted Assignee shall execute a counterpart of this Agreement and a certificate containing the representations and warranties set forth in Article III conformed to be applicable to such Permitted Assignee.

Section 9.09. *Attorneys' Fees.* In the event that any party to this Agreement or their respective successors brings a Proceeding for a declaration of rights, injunctive relief, or for an alleged breach or default of, or any other action arising out of or relating to this Agreement, or the transactions contemplated hereby, such party, if the prevailing party in any such action, shall be entitled to an award of reasonable attorneys', investigators', and consultants' fees and any other costs incurred in such action or Proceeding, in addition to any other damages or relief awarded.

Section 9.10.   Reliance on Tax Advisers. Except as explicitly provided in this Agreement, each party hereto shall seek the advice of its own Tax advisers relating to the proper characterization of the transactions contemplated by this Agreement (including without limitation the Merger) and no party hereto shall be entitled to rely upon e-mails, messages, oral communications or other informal statements from the Representative of any other party hereto for the purpose of avoiding penalties that may be imposed upon the recipient of any such informal statements.

[THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

FIRST MIDWEST BANCORP, INC.

By /s/John M. O'Meara
    Name: John M. O'Meara
    Title: President & Chief Executive Officer

BIRD ACQUISITION CORPORATION

By /s/John M. O'Meara
    Name: John M. O'Meara
    Title: President

BANK CALUMET, INC.

By /s/Calvin Bellamy
    Name: Calvin Bellamy
    Title: Chairman & Chief Executive Officer

EXHIBIT 2.03(b)

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

BANK CALUMET, INC.

ARTICLE ONE

The name of the corporation is Bank Calumet, Inc.

ARTICLE TWO

The registered agent of the Corporation in the State of Indiana is Corporation Service Company. The address of the registered agent of the Corporation is 251 East Ohio Street, Suite 500, Indianapolis, Indiana 46204, County of Marion.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Indiana Business Corporation Law.

ARTICLE FOUR

The total number of shares of stock which the Corporation shall have authority to issue is ten-thousand (10,000) shares of common stock, no par value per share.

ARTICLE FIVE

The name and mailing address of the incorporator(s) are as follows:

NAME	MAILING ADDRESS
[NAME]	**[ADDRESS]**

ARTICLE SIX

The number of directors constituting the board of directors of the Corporation shall be such as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation. Election of directors need not be by ballot, unless the bylaws so provide. In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized:

(i)   to make, alter or repeal the bylaws of the Corporation; and

(ii)   to exercise all such powers and do all such acts as may be exercised or done by the Corporation, subject to the provisions of the laws of the State of Indiana, these Articles of Incorporation and the bylaws of the Corporation.

ARTICLE SEVEN

Meetings of shareholders may be held within or without the State of Indiana, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Indiana at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Corporation.

ARTICLE EIGHT

The Corporation may indemnify each person who is or was a director, officer, employee or agent of the Corporation to the fullest extent permitted by the Indiana Business Corporation Law, as it may be in effect from time to time.

ARTICLE NINE

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability is not permitted under the Indiana Business Corporation Law, as it may be in effect from time to time. Notwithstanding any other provision of this Certificate of Incorporation, no amendment to or repeal of this Article Nine shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE TEN

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Indiana, and all rights conferred upon shareholders herein are granted subject to this reservation.

EXHIBIT 2.03(c)

AMENDED AND RESTATED BYLAWS

OF

BANK CALUMET, INC.

ARTICLE I

OFFICES

Section 1.1.   Registered Office. The registered office of Bank Calumet, Inc. (the *"Corporation"*) shall be established and maintained at the office of located at Corporation Services Company, 251 East Ohio Street, Suite 500, Indianapolis, Indiana 46204, in the County of Marion, and said company shall be the registered agent of this Corporation in charge thereof.

Section 1.2.   Other Offices. The Corporation may have other offices, either within or outside of the State of Indiana, at such place or places as the Board of Directors of the Corporation (the *"Board of Directors"*) may from time to time appoint or the business of the Corporation may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 2.1.   Place of Meetings. All meetings of the shareholders of the Corporation (the *Shareholders"*) for the election of directors shall be held in the City of Indianapolis, State of Indiana, at such place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of Indiana as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of shareholders for any other purpose may be held at such time and place, within or without the State of Indiana, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Notwithstanding anything herein to the contrary, the Board of Directors may, in its sole discretion, determine that any meeting of the Shareholders shall not be held at any place, but may instead be held solely by means of remote communication pursuant to the applicable provisions of the Indiana Business Corporation Law.

Section 2.2.   Annual Meeting of Shareholders. The annual meeting of Shareholders for the election of directors and for such other business as may be stated in the notice of the meeting shall be held in each year, commencing in 2006, on the second Tuesday in November, if not a legal holiday, and if a legal holiday, then on the next business day following, at 10:00 A.M., or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At each annual meeting the Shareholders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of the meeting.

Section 2.3.   Other Meetings.   Meetings of the Shareholders for any purpose other than the election of directors may be held at such time and place, within or without the State of Indiana, as shall be stated in the notice of the meeting.

Section 2.4.   Voting.   Each Shareholder entitled to vote in accordance with the terms of the Articles of Incorporation of the Corporation (the *"Articles of Incorporation"*) and in accordance with the provisions of these Bylaws shall, except as otherwise provided by the Articles of Incorporation, be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such Shareholder, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. The Board of Directors may, in its sole discretion, adopt guidelines and procedures so that Shareholders and proxyholders not physically present at a meeting of Shareholders may, by means of remote communication, participate in a meeting of Shareholders and be deemed present in person and vote at a meeting of Shareholders, whether such meeting is to be held at a designated place or solely by means of remote communication, *provided* that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a Shareholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such Shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any Shareholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation. The Board of Directors in its discretion may require that the vote for directors and the vote upon any questions before the meeting may be by ballot. If authorized by the Board of Directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, *provided* that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the Shareholder or proxyholder. All elections for directors shall be decided by a plurality of the votes cast. All other questions shall be decided by majority vote of the quorum except as otherwise provided by the Articles of Incorporation or the laws of the State of Indiana.

Section 2.5.   List of Shareholders.   The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of the Shareholders, a complete list of the Shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each Shareholder and the number of shares registered in the name of each Shareholder. Such list shall be open to the examination of any Shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a designated place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Shareholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall be open to the examination of any Shareholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.6. *Quorum.* The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by the Articles of Incorporation or the laws of the State of Indiana. If, however, such quorum shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at the meeting.

Section 2.7. *Special Meetings.* Special meetings of the Shareholders for any purpose or purposes, unless otherwise prescribed by the Articles of Incorporation or the laws of the State of Indiana, may be called by the Board of Directors or the President, and shall be called upon a request in writing therefor stating the purpose or purposes thereof signed by at least a majority of the members of the Board of Directors or by the holders of at least a majority of the capital stock of the Corporation issued and outstanding and entitled to vote thereat.

Section 2.8. *Notice of Meetings.* Written notice, stating the place, if any, the date and hour of the meeting, the means of remote communications, if any, by which Shareholders and proxyholders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting the purpose or purposes for which the meeting is called, shall be given to each Shareholders entitled to vote thereat at his, her or its address as it appears on the records of the Corporation, in person, by mail, by overnight courier, by telegram or cablegram, or by a form of electronic transmission consented to by the Shareholders to whom the notice is given, not less than ten nor more than sixty days before the date of the meeting.

Section 2.9. *Action Without Meeting.* Any action required by the Indiana Business Corporation Law to be taken at any annual or special meeting of the Shareholders, or any action which may be taken at any annual or special meeting of the Shareholders, may be taken without a meeting, and without a vote, if notice of such a proposed action is provided to all Shareholders entitled to vote at least ten (10) days prior to the taking of such action and if a consent in writing setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Shareholders who have not consented in writing and who would have been entitled to receive notice of a Shareholders meeting if the action had been taken at a Shareholders meeting. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a Shareholder or proxyholder, or by a person or persons authorized to act for a Shareholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the Shareholder or proxyholder or by a person or persons authorized to act for the Shareholder or proxyholder and (ii) the date on which such Shareholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in Indiana, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Shareholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Shareholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, *provided* that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III

DIRECTORS

Section 3.1.   Number and Term.   The number of directors which shall constitute the whole Board of Directors shall be one (1). Except as provided in Section 3.2 hereof, directors shall be elected at the annual meeting of the Shareholders, and directors shall be elected to serve until their successors are elected and qualified. Directors need not be Shareholders.

Section 3.2.   Vacancies.   Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

Section 3.3.   Increase of Number.   The number of directors may be increased by amendment of these Bylaws by the affirmative vote of a majority of the directors, though less than a quorum, or by the affirmative vote of a majority in interest of the Shareholders, at the annual meeting or at a special meeting called for that purpose and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualified.

Section 3.4. *Resignations.* Any director, member of a committee or other officer may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective.

Section 3.5. *Removal.* Any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote at a special meeting of the Shareholders called for the purpose, and the vacancies thus created may be filled at the meeting held for the purpose of removal by the affirmative vote of a majority in interest of the Shareholders entitled to vote.

Section 3.6. *Powers.* The Board of Directors shall exercise all of the powers of the Corporation except such as are by law, the Articles of Incorporation or these Bylaws conferred upon or reserved to the Shareholders.

Section 3.7. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to (a) approve, adopt or recommend to the Shareholders any action or matter expressly authorized by the Indiana Business Corporation Law to be submitted to the Shareholders for approval, (b) adopt, amend or repeal any Bylaw of the Corporation or (c) amend the Articles of Incorporation.

Section 3.8. *Meetings.* The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Indiana or, at the sole discretion of the Board of Directors, any of such meetings may not be held at any designated place, but may instead be held solely by means of remote communication.

The first meeting of each newly elected Board of Directors for the purpose of organization and the transaction of any business which may come before the meeting may be held immediately after the annual meeting of the Shareholders, if a quorum be present, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting. In the event such meeting is not held immediately after the annual meeting of the Shareholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

Regular meetings of the directors may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

Special meetings of the Board may be called by the Chairman or the President on at least three (3) days' notice to each director, either personally, by mail, by telegram or by electronic transmission, and shall be called by the Chairman, the President or by the Secretary in like manner and on like notice on the written request of a majority of the directors.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 3.9.   Quorum.   A majority of the directors shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the Articles of Incorporation or the laws of the State of Indiana. If at any meeting of the board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned.

Section 3.10.   Compensation.   The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of committees of the Board of Directors may be allowed like compensation for attending committee meetings.

Section 3.11.   Action Without Meeting.   Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee, as the case may be. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.12.   Meetings by Conference Telephone.   Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of the Board or such committee by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute presence in person at such meeting.

ARTICLE IV

OFFICERS

Section 4.1. Officers. The officers of the Corporation shall be chosen by the Board of Directors and shall include at least a President and a Secretary. The officers shall be elected at the first meeting of the Board of Directors after each annual meeting. None of the officers of the Corporation need be directors except the Chairman, if one is elected. Any number of offices may be held by the same person.

Section 4.2. Other Officers and Agents. The Board of Directors may appoint such other officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4.3. Salaries. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

Section 4.4. Tenure and Removal. The officers of the Corporation shall hold office until their successors are chosen and qualified. Any officer elected by the Board of Directors may be removed, with or without cause, at any time by the affirmative vote of a majority of the Board of Directors in office. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors.

Section 4.5. Chairman of the Board of Directors. The Chairman of the Board of Directors, if one is elected, shall preside at all meetings of the Board of Directors, and he or she shall have and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.6. President. The President shall be the chief executive officer of the Corporation and shall have the general powers and duties of supervision and management usually vested in the office of president of a corporation. The President shall preside at all meetings of the Shareholders in the absence or non-election of the Chairman, and shall have general supervision, direction and control of the business of the Corporation. Except as the Board of Directors shall authorize the execution thereof in some other manner, the President shall execute bonds, mortgages and other contracts and documents on behalf of the Corporation, and shall cause the seal to be affixed to any instrument requiring it and when so affixed, the seal may be attested by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

Section 4.7 Vice President. In the absence of the President, or in the event of his or her inability or refusal to act, the Vice President, if one is elected (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the

President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 4.8.   *Treasurer.* The Treasurer, if one is elected, shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositary as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the President, taking proper vouchers for such disbursements. The Treasurer shall render to the President and the Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all of his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe.

Section 4.9.   *Assistant Treasurer.* The Assistant Treasurer, if one is elected, or if there shall be more than one Assistant Treasurer, the Assistant Treasurer in order determined by the Board of Directors (or if there be no determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 4.10.   *Secretary.* The Secretary shall give, or cause to be given, notice of all meetings of Shareholders and directors, and all other notices required by law or by these Bylaws, and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the President, the Board of Directors or the Shareholders upon whose request the meeting is called as provided in these Bylaws. The Secretary shall record all the proceedings of the meetings of the Shareholders and of the Board of Directors in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her by the Board of Directors or the President. The Secretary shall have the custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors or the President and attest the same.

Section 4.11.   *Assistant Secretary.* The Assistant Secretary, if one is elected, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

PROVISIONS REGARDING STOCK OF CORPORATION

Section 5.1.   Certificates of Stock.   Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the President and the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such holder in the Corporation. Where a certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he, she or it were such officer, transfer agent or registrar at the date of issue.

Section 5.2.   Issuance of Fractional Shares of Stock.   The Corporation shall have the authority to issue fractional shares, on such terms and under such conditions as the Corporation may determine.

Section 5.3.   Classes and Series of Stock.   If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock; provided that, except as otherwise provided in Section 23-1-26-6 Sec. 6(b) of the Indiana Business Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each Shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 5.4.   Lost Certificate.   A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the directors may, in their discretion, require the owner of the lost or destroyed certificate, or such owner's legal representatives, to give the Corporation a bond, in such sum as they may direct, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

Section 5.5.   Transfer of Shares.   The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer, if when the certificates are presented for transfer, both the transferor and the transferee request the Corporation to do so.

Section 5.6.   Shareholders Record Date.   In order that the Corporation may determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the Corporation may determine the Shareholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining Shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the Indiana Business Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Indiana, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Shareholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Indiana Business Corporation Law, the record date for determining Shareholders entitled to consent by corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

In order that the Corporation may determine the Shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Shareholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5.7.   Registered Shareholders.   The Corporation shall be entitled to treat the record holder of any shares of stock of the Corporation as the owner thereof for all purposes, including all rights deriving from such shares, and shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares, on the part of any other person, including, but without limiting the generality thereof, a purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such purchaser, assignee or transferee or other person becomes the record holder of such shares, whether or not the Corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person shall not be entitled to receive notice of the meetings of Shareholders; to vote at such meetings; to examine a complete list of the Shareholders entitled to vote at meetings, or to own, enjoy, and exercise any other property or rights deriving from such shares against the Corporation, until such purchaser, assignee, transferee or other person has become the record holder of such shares.

Section 5.8.   Dividends.   Subject to the provisions of the Article of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the directors shall deem conducive to the interests of the Corporation.

ARTICLE VI

INDEMNIFICATION

Section 6.1.   To the extent permitted by Indiana law from time to time in effect and subject to the provisions of Section 6.4 of this Article, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful.   The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

Section 6.2.   To the extent permitted by Indiana law from time to time in effect and subject to the provisions of Section 6.4 of this Article, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 6.3.   To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.1 and 6.2 of this Article, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 6.4.   Any indemnification under Sections 6.1 and 6.2 of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in said Section 6.1 or 6.2, as the case may be. Such determination shall be made with respect to a person who is a director or officer at the time of such determination, (a) by the Board of Directors by a majority vote of directors who were not parties to such action, suit or proceeding, even though less than a quorum, (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (c) if there are no such directors, or if such directors so direct, by independent legal counsel (compensated by the Corporation) in a written opinion, or (d) by the Shareholders.

Section 6.5.   Expenses (including attorneys' fees) incurred by any officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding, or threat thereof, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors, whether a disinterested quorum exists or not, upon receipt of an undertaking by or on behalf of such director or officer, to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 6.6.   The indemnification and advancement of expenses provided by the other Sections of this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any agreement, vote of Shareholders, disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

Section 6.7.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article or of the Indiana Business Corporation Law.

Section 6.8.   For purposes of this Article references to *"the Corporation"* shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

Section 6.9.   For purposes of this Article, references to *"other enterprises"* shall include employee benefit plans; references to *"fines"* shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to *"serving at the request of the corporation"* shall include any service as a director, officer, employee or agent of the corporation which imposes duties on or involves services by such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner *"not opposed to the best interests of the corporation"* as referred to in this Article.

Section 6.10.   The indemnification and advancement of expenses provided by this Article shall continue as to a person who has ceased to be a director or an officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1.   Seal.   The corporate seal shall be circular in form and shall contain the name of the Corporation, the year of its creation and the words "CORPORATE SEAL INDIANA." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7.2.   Fiscal Year.   The fiscal year of the Corporation shall be the calendar year unless otherwise fixed by resolution of the Board of Directors.

Section 7.3.   Checks.   All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 7.4.   Notice.   Whenever by statute, the Article of Incorporation or these Bylaws, notice is required to be given to any committee member, director or Shareholder and no provision is made as to how such notice shall be given, any such notice shall be in writing and may be given (a) by hand delivery, (b) by mail, postage prepaid, addressed to such committee member, director, or Shareholder at his, her or its address as it appears on the books or (in the case of a Shareholder) the stock transfer records of the Corporation, or (c) by any other method permitted by law, including, but not limited to, overnight courier service, telegram, cablegram or, to the extent permitted by the provisions of the Indiana Business Corporation Law, electronic transmission; *provided, however,* that any notice given to a Shareholder by electronic transmission must be given by a form of electronic transmission consented to by the Shareholder to whom the notice is given. Any notice required or permitted to be given by mail shall be deemed to be given when deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram or cablegram shall be deemed to be given at the time transmitted with all charges prepaid and addressed as aforesaid. Any notice given by electronic transmission shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the committee member, director or Shareholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the committee member, director or Shareholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the committee member, director or Shareholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the committee member, director or Shareholder. Notice given by any other method not described above shall only be deemed to have been given when actually received by the person or entity to whom such notice is intended to be given. Whenever, under the provisions of the laws of the State of Indiana, the Article of Incorporation or these Bylaws, notice is required to be given to any director or Shareholder, it shall not be construed to mean personal notice but such notice may be given in writing, by mail, addressed to such director or Shareholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to a Shareholder may also be given by telegram or by a form of electronic transmission consented to by the Shareholder to whom the notice is given.

Section 7.5. Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the Article of Incorporation or of these Bylaws, a written waiver thereof, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Shareholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE VIII

AMENDMENTS

Section 8.1. Bylaw Amendments. These Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the Shareholders or by the Board of Directors at any regular meeting of the Shareholders or of the Board of Directors or at any special meeting of the Shareholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting.

EXHIBIT 4.30(a)

NONCOMPETITION AND NONSOLICITATION AGREEMENT

THIS NONCOMPETITION AND NONSOLICITATION AGREEMENT (this *"Agreement"*) is made and entered into as of **[Date]** by and between **[Company]**, an Indiana corporation (the *"Company"*), **[Bank]**, a national banking association and the wholly-owned subsidiary of the Company (the *"Bank"*), and **[DIRECTOR]** (the *"Director"*).

WHEREAS, contemporaneously herewith, the Company is entering into an Agreement and Plan of Merger, dated as of an even date herewith, by and among **[Buyer]**, a Delaware corporation (the *"Buyer"*), BIRD ACQUISITION CORPORATION, an Indiana corporation and wholly-owned subsidiary of the Buyer (*"NewCo"*), and the Company (the *"Merger Agreement"*), pursuant to which the Buyer has agreed to acquire all of the capital stock of the Company by causing NewCo to merge with and into the Company (the *"Merger"*);

WHEREAS, the Director beneficially owns shares of the common stock of the Company and serves as a director of the Company and Bank and will receive a substantial economic benefit as a result of the Merger;

WHEREAS, following the consummation of the Merger, the Director will no longer be a shareholder of the Company and may no longer be a director of the Company or the Bank; and

WHEREAS, one of the representations and warranties made by the Company in the Merger Agreement is the execution and delivery of this Agreement by the Director contemporaneously with the execution and delivery of the Merger Agreement by the Company, and the Director is entering into this Agreement in order to induce the Buyer to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements contained herein, and other good and valuable consideration under the Merger Agreement, the sufficiency of which is hereby acknowledged by the parties, the Company and the Director hereby agree as follows:

Section 1. Definitions. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings given to such terms in the Merger Agreement. The recitals set forth above are hereby incorporated in this Agreement by this reference.

Section 2. Noncompetition and Nonsolicitation. The Director hereby covenants and agrees:

(a)   that for a period of one (1) year from the date hereof (the *"Noncompete Period"*), he/she will not, directly or indirectly, compete for or solicit banking, lending, deposit taking or any other banking, trust or investment advisory services business in the following counties located in the State of Illinois: Cook County, DuPage County, Will County, McHenry County, Lake County, Grundy County and LaSalle County and the following counties located in the State of Indiana: Lake County and Porter County (the

"Noncompetition Areas"), or own (directly or indirectly), operate, advise, participate in, undertake any employment with, have any interest in, or be an officer, director, consultant or trustee of, any savings bank, savings and loan association, savings and loan holding company, thrift, bank (other than the Bank), bank holding company (other than the Company), financial holding company or investment advisory, broker-dealer or trust company (any such entity hereinafter referred to as a *"Banking Organization"*), if such Banking Organization maintains a place of business within any Noncompetition Area; *provided, however,* notwithstanding the foregoing, the Director may own less than 5% of the capital stock of any public Banking Organization. For purposes of this Section 2(a), the Director will be deemed to own the capital stock of a Banking Organization if such capital stock is owned (directly or indirectly) by the Director's spouse, any child who resides with the Director or any other natural Person who is related to the Director and who resides with the Director; and

(b) that for a period of two (2) years from the date hereof (the *"Nonsolicitation Period"*), he/she will not, directly:

(i) compete for or solicit or directly assist any other Person to compete for or solicit, banking, lending, deposit taking or any other banking, trust or investment advisory services business from any Person who is a customer of the Company or any of its Subsidiaries or Affiliates on the date of this Agreement or any time subsequent to the date of this Agreement until and including the Closing Date;

(ii) use for his/her personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any Person other than the Company or any of its Subsidiaries or Affiliates, any confidential information regarding the customers of the Company or any of its Subsidiaries or Affiliates, the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, or other knowledge or processes of or developed by the Company or any of its Subsidiaries or Affiliates, or any other information relating to or dealing with the business operations or activities of the Company or any of its Subsidiaries or Affiliates, made known to the Director or learned or acquired by the Director while an employee or director of the Company or any of its Subsidiaries or Affiliates; *provided, however,* that the foregoing restrictions shall not apply to (A) any such information which is or comes into the public domain other than through the fault or negligence of the Director, (B) any disclosure ordered by a court of competent jurisdiction or as otherwise required by Law, (C) any disclosure in connection with any Proceedings relating to the enforcement of any rights of the Director under this Agreement or the Merger Agreement, or (D) any disclosure to legal and Tax advisors of the Director for any proper purposes, including, without limitation, preparation of Tax returns, and obtaining Tax, estate planning and financial advice for the Director and his/her family; and

(iii)   solicit or offer employment or directly cause or assist any other Person to solicit or offer employment to any Person who is an officer or employee of the Company or any of its Subsidiaries or Affiliates on the date of this Agreement or any time subsequent to the date of this Agreement until and including the Closing Date, and continues as such at the time of such solicitation or offer (a *"Protected Employee"*), or take any action or directly cause or assist any other Person to take any action intended to have the effect of causing any Protected Employee to terminate his or her employment with the Company or any of its Subsidiaries or Affiliates.

Section 3.   Restrictions Reasonable. The Director agrees and acknowledges that the restraints placed upon him/her under Section 2 of this Agreement are fair and reasonable under the circumstances and not unduly burdensome on the Director and that if he/she should commit a breach of any of the provisions of Section 2 of this Agreement the Company's and the Bank's remedies at law would be inadequate to compensate them for their damages. The parties agree that in the event of any breach by the Director of any of the provisions of Section 2 of this Agreement, the Company and the Bank shall each be entitled (without posting any bond or other security) to seek (a) injunctive relief, and (b) such other relief as is available at law or in equity. In the event of any legal action between the Director and the Company, or any of the Company's Subsidiaries or Affiliates, under this Agreement, the prevailing party in such action shall be entitled to recover from the other party reasonable fees and disbursements of his/her or its counsel (plus any court costs) incurred by such prevailing party in connection with such legal action.

Section 4.   Restrictions Adjudged Unreasonable. If the Noncompete Period or the Nonsolicitation Period should be adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to reduce the period of time as is required so that such restriction may be enforced for such time as is adjudged to be reasonable. Similarly, if any other portion of Section 2 above is adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to, and shall, reduce such scope or restriction so that it shall extend to the maximum extent permissible under the law and no further.

Section 5.   Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supercedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

Section 6.   Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may be legally waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof, and any term, condition or covenant hereof (including, without limitation, the period during which any condition is to be satisfied or any obligation performed) may be amended by the parties hereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed by the Director and by the Company and the Bank. No waiver by any party hereto, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such party's rights under such provision at any other time or a waiver of such party's rights under any other provision of this Agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.

Section 7. Assignment. The Director may not assign either this Agreement or any of his or her rights, interests, or obligations hereunder without the prior written approval of the Company and the Bank. The Company and the Bank may assign this Agreement without the consent of the Director. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8. Notices. Each notice, request, demand, approval or other communication which may be or is required to be given under this Agreement shall be in writing and shall be deemed to have been properly given (i) when delivered personally at the address set forth below for the intended party during normal business hours at such address or (ii) as of two (2) Business Days after the date of deposit thereof for mailing via regular mail in a duly constituted United States post office or branch thereof, or one (1) Business Day after deposit with a recognized overnight courier or by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Company or the Bank:	**[Company]**
	_____
	_____
	Attn: _____
With a copy to:	**[Buyer]**
	_____
	_____
	Attn: _____
If to Director:	_____
	_____
	_____

Notices shall be given to such other addressee or address, or both, as a particular party may from time to time designate by written notice to the other parties hereto. Notice given to a party hereto by any other method shall only be deemed to be given and received when actually received in writing by such party.

Section 9. Severability. In the event that any one or more of the provisions contained in this Agreement shall be declared invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect, and such invalid, void or unenforceable provision shall be interpreted as closely as possible to the manner in which it was written.

Section 10. *Counterparts.* This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 11. *Section Headings.* The section headings in this Agreement are for the convenience of reference only and shall not be deemed to alter or affect any provision hereof.

Section 12. *Governing Law.* This Agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of Illinois without reference to the choice of law principles thereof. Any lawsuit or claim involving the interpretation or enforcement of this Agreement must be held in a court of competent jurisdiction in the State of Illinois. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court located in the State of Illinois, agrees that process may be served upon them in any manner authorized by the laws of such jurisdiction and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

[THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, each of the parties hereto have duly executed this Noncompetition and Nonsolicitation Agreement as of the date first set forth above.

[COMPANY]

By _____
Name: _____
Its: _____

[BANK]

By _____
Name: _____
Its: _____

DIRECTOR

By _____
Name: _____
Its: _____

EXHIBIT 4.30(b)

VOTING AGREEMENT

THIS VOTING AGREEMENT (this *"Agreement"*) is made and entered into as of **[Date]**, by and among the undersigned directors and shareholders (each, a *"Director,"* and collectively, the *"Directors"*) of **[COMPANY]**, an Indiana corporation (the *"Company"*), and **[BUYER]**, a Delaware corporation (the *"Buyer"*).

WITNESSETH:

WHEREAS, the Company, BIRD ACQUISITION CORPORATION, an Indiana corporation and a wholly owned subsidiary of the Buyer (*"NewCo"*), and the Buyer are contemporaneously herewith entering into an Agreement and Plan of Merger, dated as of an even date herewith (the *"Merger Agreement"*), whereby the Buyer agrees to acquire the Company by causing NewCo to merge with and into the Company (the *"Merger"*);

WHEREAS, the Directors are members of the board of directors of the Company (the *"Board"*), and the Board has recommended the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (including without limitation the Merger and the Plan of Merger) to the shareholders of the Company (the *"Favorable Recommendation"*);

WHEREAS, the Directors in the aggregate have the power and authority to vote or direct a fiduciary to vote more than **[Percentage (__%)]** of the shares of Company Common Stock; and

WHEREAS, one of the representations and warranties made by the Company in the Merger Agreement is the execution and delivery of this Agreement by the Directors contemporaneously with the execution and delivery of the Merger Agreement by the Company, and the Directors are entering into this Agreement in order to induce the Buyer to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein and the Buyer's and NewCo's execution and delivery of the Merger Agreement, the Directors and the Buyer hereby agree as follows:

Section 1.   Definitions.   Capitalized terms used but not otherwise defined in this Agreement shall have the meanings given to such terms in the Merger Agreement. The recitals set forth above are hereby incorporated in this Agreement by this reference.

Section 2.   Voting.   Each Director represents and warrants (as to himself or herself only): (a) that on the date hereof such Director is the record and beneficial owner, or owns the beneficial interest, in the number of shares of Company Common Stock set forth opposite such Director's name on Exhibit A attached hereto (the *"Shares"*); and (b) that such Director has the power and authority to vote the Shares or direct a fiduciary to vote the Shares. Each Director hereby agrees that at any meeting (or adjournment thereof) of the shareholders of the Company called for the purpose of approving the Merger Agreement or the transactions contemplated therein (including but not limited to the Merger and the Plan of Merger), such Director shall vote, or take all action necessary to cause to be voted, the Shares, and to vote, or take all action necessary to cause to be voted, any shares of Company Common Stock which such Director hereafter becomes the record and beneficial owner of, or acquires the beneficial interest to (provided that the Director has the power to vote or to direct the vote of such additional shares), in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement (including but not limited to the Merger and the Plan of Merger).

Section 3.   *No Competing Transaction.*   Until the termination of this Agreement as provided herein, no Director shall vote, or take or permit a fiduciary under the control of the Director to take any action to cause to vote, any Shares, or any shares of Company Common Stock the Director hereafter becomes the record and beneficial owner of, or acquires the beneficial interest to, in favor of or for the approval of any transaction relating to an Acquisition Proposal. Until the termination of this Agreement as provided herein, no Director shall solicit, invite, negotiate, discuss or enter into any transaction relating to an Acquisition Proposal, except that in their respective capacities as officers and directors of the Company (as applicable), the Directors may take those actions that are expressly permitted by the penultimate sentence of Section 5.04 of the Merger Agreement.

Section 4.   *Transfer Restriction.*   Until the termination of this Agreement as provided herein, no Director shall sell, assign, pledge, transfer or dispose of (nor shall such Director direct or cause the sale, assignment, pledge, transfer or disposition of, nor permit any fiduciary to sell, assign, pledge transfer or dispose of) any Shares or any shares of Company Common Stock the Director hereafter becomes the record owner of or acquires the beneficial interest to.

Section 5.   *Term of Agreement.*   This Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, or (c) the taking of such action whereby a majority of the Board, in accordance with the terms and conditions of Section 5.04 of the Merger Agreement, withdraws the Favorable Recommendation.

Section 6.   *Additional Representations and Warranties of Directors.*   Each Director represents and warrants to the Buyer (as to himself or herself only) that such Director has the right, power and authority to execute and deliver this Agreement; such execution and delivery will not violate, or require any consent, approval, or notice under any provision of Law or result in the breach of any outstanding agreements or instruments to which such Director is a party or is subject; and this Agreement has been duly executed and delivered by such Director and constitutes a legal, valid and binding agreement of such Director, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws or equitable principles or doctrines).

Section 7.   *Representations and Warranties of the Buyer.*   The Buyer has the right, power and authority to execute and deliver this Agreement; such execution and delivery will not violate, or require any consent, approval, or notice under any provision of Law or result in the breach of any outstanding agreements or instruments to which the Buyer is a party or is subject;

and this Agreement has been duly executed and delivered by the Buyer and constitutes a legal, valid and binding agreement of the Buyer, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws or equitable principles or doctrines).

Section 8.   *No Ownership Interest.*   Nothing contained in this Agreement shall be deemed to vest in the Buyer any direct or indirect ownership or incidence of ownership of or with respect to any shares of Company Common Stock covered by this Agreement. All rights, ownership and economic benefits of and relating to the shares of Company Common Stock covered by this Agreement shall remain and belong to the respective Director that owns such shares, and the Buyer shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or to exercise any power or authority to direct the performance of any of the Director's duties or responsibilities as a director of the Company.

Section 9.   *Transferability.*   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that the Buyer may assign this Agreement to an Affiliate or Subsidiary of the Buyer without the prior written consent of the Directors.

Section 10.   *Specific Performance.*   The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement is not performed by any of the Directors in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the Buyer shall be entitled to an injunction(s) (without posting any bond or other security) to prevent breaches of this Agreement by the Directors and to enforce specifically the terms and provisions hereof in addition to any other remedy to which the Buyer is entitled at law or in equity, subject in all cases to any limitation of remedies contained in the Merger Agreement. In the event of any legal action between any of the Directors and the Company, or any of the Company's Subsidiaries or Affiliates, under this Agreement, the prevailing party in such action shall be entitled to recover from the other party reasonable fees and disbursements of his/her or its counsel (plus any court costs) incurred by such prevailing party in connection with such legal action.

Section 11.   *Further Assurances.*   Each Director agrees to execute and deliver all such further documents and instruments and take all such further action as may be necessary or appropriate in order to consummate the transactions contemplated hereby.

Section 12.   *Entire Agreement and Amendment.*   (a) This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect hereto.

(b)   This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 13.   *General Provisions.*   This Agreement may be executed in counterparts, each of which shall be deemed to be an original. Headings are for convenience only and shall not affect the meaning of this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective representatives, successors and permitted assigns. Any term of this Agreement which is invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms of this Agreement. This Agreement shall be governed and construed in accordance with the Laws of the State of Indiana, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof.

[THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the day and year first above written.

[BUYER]

By /s/John M. O'Meara

Name: John M. O'Meara

Its: President & Chief Executive Officer

DIRECTORS:

____

Calvin Bellamy

____

Mary Beth Bonaventura

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

____

[Director Name]

DIRECTOR	SHARES OF COMPANY COMMON STOCK
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**
[Director Name]	**[Number of Shares]**

EXHIBIT 7.02(d)

[LETTERHEAD OF BUYER'S LEGAL COUNSEL]

_____, 200_

[Company]
[City], [State]

Re: Acquisition of **[Company]**

Ladies and Gentlemen:

We have acted as special counsel to **[Buyer]**, a Delaware corporation (*"Buyer"*), and Bird Acquisition Corporation, an Indiana corporation (*"NewCo"*), in connection with that certain Agreement and Plan of Merger, dated as of _____, 200_, by and among Buyer, NewCo and **[Company]**, an Indiana corporation (the *"Company"*), and the transactions contemplated thereby, including, but not limited to, the merger described in the Merger Agreement (collectively, the *"Transactions"*). We are rendering this opinion letter to you at the request of Buyer pursuant to Section 7.02(d) of the Merger Agreement. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Merger Agreement.

A. AGREEMENTS AND MATTERS EXAMINED

In connection with the rendering of this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement and such documents, agreements, records, certificates and statements of government officials, corporate officers and other representatives of the persons referred to therein, and such other instruments as we have deemed relevant or necessary as the basis for the opinions herein expressed.

B. ASSUMPTIONS

For purposes of this opinion letter, we have relied, without investigation, upon the following assumptions:

B-1 All natural persons executing the Merger Agreement have sufficient legal capacity to enter into and perform the transactions contemplated thereby or to carry out their role in such transactions.

B-2 The Company and each Subsidiary of the Company holds the requisite title and rights to any property involved in the Transactions.

B-3   Each party to the Merger Agreement other than Buyer and NewCo has satisfied those legal requirements applicable to it that are necessary to make the Merger Agreement enforceable against it in accordance with its terms.

B-4   Each party to the Merger Agreement other than Buyer and NewCo has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Merger Agreement against Buyer and NewCo.

B-5   Each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine.

B-6   Each public authority document reviewed by us for the purpose of rendering this opinion letter is accurate, complete and authentic, and all official public records (including their proper indexing and filing) are accurate and complete.

B-7   There has been no mutual mistake of fact or misunderstanding, fraud, duress or undue influence with respect to, or affecting any of, the parties to the Transactions.

B-8   The conduct of the parties to the Transactions has complied with any requirement of good faith, fair dealing and conscionability.

B-9   The party to whom this opinion letter is directed and any agent acting for it in connection with the Transactions have acted in good faith and without notice of any defense against the enforceability of any rights created by, or adverse claim to any property or security interest transferred or created as a part of, the Transactions.

B-10   There are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Merger Agreement.

B-11   All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law examined by us, are generally available (*i.e.*, in terms of access and distribution following publication or other release) to lawyers practicing in the opining jurisdiction, and are in a format that makes legal research reasonably feasible.

B-12   The constitutionality or validity of the relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the opining jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

B-13   Other agreements and court orders will be enforced as written.

B-14   Buyer will obtain all permits and governmental approvals required in the future, and will take all actions similarly required, relevant subsequent to the consummation of the Transactions or performance of the Merger Agreement.

B-15   All parties to the Transactions will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Merger Agreement.

Whenever a statement herein is qualified by the phrase "to our knowledge," or by any other phrase of similar import, or where it is noted that nothing has been brought to our attention, it means that the opinion stated is based solely upon the conscious awareness of information as to the matters being opined upon by (a) the lawyer who signs, on behalf of this firm, this opinion letter, (b) any lawyer at this firm who has been actively involved in negotiating the Transactions, preparing the Merger Agreement or preparing this opinion letter, and (c) solely as to information relevant to a particular opinion issue or confirmation regarding a particular factual matter (*e.g.,* pending or threatened legal proceedings), any lawyer at this firm who is primarily responsible for providing the response concerning that particular opinion issue or confirmation. We have not undertaken, nor were we obligated or expected to undertake, an independent investigation to determine the accuracy of the facts or other information as to which our knowledge is sought.

C.   OPINIONS

Based upon the foregoing examinations and assumptions and subject to the qualifications and exclusions stated below, we are of the opinion that:

C-1   Buyer and NewCo are corporations validly existing and in good standing under the laws of the States of Delaware and Indiana, respectively.

C-2   Buyer and NewCo each have all necessary corporate power and corporate authority to enter into, and to perform their respective obligations under the Merger Agreement.

C-3   The execution, delivery and performance by Buyer and NewCo of the Merger Agreement and the consummation of the Transactions have been duly authorized by all necessary action of Buyer, NewCo and NewCo's shareholders.

C-4   The Merger Agreement constitutes the legal, valid and binding obligation of Buyer and NewCo enforceable against Buyer and NewCo in accordance with its terms.

C-5   To our knowledge, there are no actions or proceedings overtly threatened in writing or pending against Buyer or NewCo before any court, government agency or arbitrator that seek to affect the enforceability of the Merger Agreement.

C-6   The execution and delivery by Buyer and NewCo of the Merger Agreement and the consummation of the Transactions does not violate the Certificate (or Articles as the case may be) of Incorporation or Bylaws of Buyer or of NewCo.

C-7   The execution and delivery by Buyer and NewCo of the Merger Agreement and the consummation of the Transactions by Buyer and NewCo is not prohibited by, nor will such actions result in the imposition of a fine, penalty or other similar sanction for a violation under, the provisions of the statutory laws or regulations that we have examined, as discussed below, for purposes of rendering the opinions expressed herein.

C-8   No approval, authorization or other action by, or filing with, any governmental authority is required on or before the date hereof in connection with the execution and delivery by Buyer and NewCo of the Merger Agreement and the consummation of the Transactions except for those that have already been obtained and are in full force and effect.

D.   QUALIFICATIONS

The opinions set forth herein are subject to the following qualifications:

D-1   The opinions set forth herein, including those opinions as to the enforceability of the Merger Agreement, are subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws affecting the rights and remedies of creditors generally and the effect of general principles of equity, whether applied by a court of law or equity, or the exercise of judicial discretion.

D-2   The opinions set forth herein, including those opinions as to the enforceability of the Merger Agreement are subject to the effect of generally applicable rules of law or equity that:

(a)   limit or affect the enforceability of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness;

(b)   provide that forum selection clauses in contracts are not necessarily binding on the court(s) in the forum selected;

(c)   limit the availability of a remedy under certain circumstances where another remedy has been elected;

(d)   limit the enforceability of provisions of releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent that the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct;

      (e)   may, where less than all of a contract may be enforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange;

      (f)   govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys' fees and other costs;

      (g)   may permit a party who has materially failed to render or offer performance required by the contract to cure that failure unless (i) permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or (ii) it is important in the circumstances to the aggrieved party that performance occur by the date stated in the contract; and

      (h)   govern the availability of specific performance, injunctive relief, or other equitable remedies, which generally place the award of such remedies, subject to certain guidelines, in the discretion of the court to which application for such relief is made.

      D-3   Certain provisions the Merger Agreement may be unenforceable, but such unenforceability will not, subject to the other exceptions, qualifications and limitations in this opinion letter, render the Merger Agreement invalid as a whole or substantially interfere with the realization of the principal benefits provided by the Merger Agreement, subject to the economic and procedural consequences of any delay resulting from such unenforceability.

      D-4   Notwithstanding any provisions of the Merger Agreement to the effect that the Merger Agreement and the documents contemplated thereby reflect the entire understanding of the parties with respect to the matters described therein, a court of competent jurisdiction may consider extrinsic evidence of the circumstances surrounding the negotiation and execution of the Merger Agreement to ascertain the intent of the parties in using the language employed in the Merger Agreement, regardless of whether or not the meaning of the language used in the Merger Agreement is plain and unambiguous on its face, and may determine that additional or supplemental terms can be incorporated into the Merger Agreement.

      D-5   With respect to the opinions expressed in Paragraph C-1, we have relied solely upon Certificates of the Secretary of the State of Delaware and the Secretary of the State of Indiana dated _____, 200_, and _____, 200_, respectively.

E.   EXCLUSIONS

We express no opinion as to the effect, if any, that one or more of the following matters may have upon the opinions expressed herein:

E-1   Laws and regulations relating to commodity (and other) futures and indices and other similar instruments.

E-2   Federal and state laws and regulations dealing with:

(a)   environmental laws and regulations;

(b)   land use and subdivision laws and regulations;

(c)   racketeering laws and regulations;

(d)   health and safety laws and regulations;

(e)   labor laws and regulations;

(f)   laws, regulations and policies concerning national and local emergency, possible judicial deference to acts of sovereign states, and criminal and civil forfeiture laws;

(g)   statutes of general application to the extent they provide for criminal prosecution (*e.g.*, mail fraud and wire fraud statutes);

(h)   "Blue Sky" laws; and

(i)   taxes.

E-3   Federal Reserve Board margin regulations.

E-4   Compliance with fiduciary duty requirements.

E-5   The statutes and ordinances, the administrative decisions, and the rules and regulations of counties, cities, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level), and judicial decisions to the extent that they deal with any of the foregoing.

E-6   Fraudulent transfer and fraudulent conveyance laws.

E-7   Pension and employee benefit laws and regulations.

E-8   Buyer's title to or the condition of title of any real or personal property.

E-9   The creation, attachment, perfection, priority or enforcement of liens on any real property or a security interest in any personal property.

E-10   Choice-of-law, choice-of-forum and waiver of jury trial provisions.

E-11   Further, without limiting the generality of the foregoing, we expressly disclaim any opinion regarding any restrictive covenant, including the interpretation, enforceability or applicability thereof, contained in the Merger Agreement.

For purposes of expressing the opinions set forth herein, we have examined the federal laws of the United States of America and the laws of the State of Indiana and the laws of the State of Delaware that a lawyer, who is a member of the bar of the State of Illinois, exercising customary professional diligence, would reasonably recognize as being applicable.

We have not reviewed, nor are our opinions in any way predicated upon an examination of, the laws of any other jurisdiction and we expressly disclaim responsibility for advising you as to the effect, if any, that the laws of any other jurisdiction may have upon the opinions set forth herein. Furthermore, we express no opinion as to matters that may be affected by pending or proposed federal, state or local legislation, even though such legislation, if subsequently enacted, might affect the opinions expressed herein.

The opinions set forth herein are as of the date hereof, and we disclaim any undertaking or obligation to update these opinions for events and circumstances occurring after the date hereof or as to facts relating to prior events that are subsequently brought to our attention.

This opinion letter is rendered solely for the benefit of the Company. This opinion letter may not be used or relied upon for any other purpose or by any other person without our prior written consent.

Very truly yours,

EXHIBIT 7.03(f)

[LETTERHEAD OF COMPANY'S LEGAL COUNSEL]

_____, 200_

[Buyer]   **[NewCo]**
[City], [State]   **[City], [State]**

Re: Acquisition of **[Company]**

Ladies and Gentlemen:

We have acted as counsel to **[Company]**, an Indiana corporation (*"Company"*), in connection with that certain Agreement and Plan of Merger dated as of _____, 200_ (*"Merger Agreement"*) by and among **[Buyer]**, a Delaware corporation (*"Buyer"*), **[NewCo]**, an Indiana corporation and wholly-owned subsidiary of Buyer *("NewCo")*, and the Company and the transactions contemplated thereby, including, but not limited to, the merger described in the Merger Agreement (collectively, the *"Transactions"*). We are rendering this opinion letter to you at the request of Company pursuant to Section 7.03(f) of the Merger Agreement. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Merger Agreement.

A.   AGREEMENTS AND MATTERS EXAMINED

In connection with the rendering of this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement, those certain Noncompetition and Nonsolicitation Agreements by and between Company, the Bank and each Person identified in Schedule 4.30(a) of the Merger Agreement (collectively, together with the Merger Agreement, the *"Agreements"*) and such documents, agreements, records, certificates and statements of government officials, corporate officers and other representatives of the persons referred to therein, and such other instruments as we have deemed relevant or necessary as the basis for the opinions herein expressed.

B.   ASSUMPTIONS

For purposes of this opinion letter, we have relied, without investigation, upon the following assumptions:

B-1   All natural persons have sufficient legal capacity to enter into the Agreements signed by them and to perform the transactions contemplated thereby or to carry out their role in such transactions.

B-2   Company and each Subsidiary of Company holds the requisite title and rights to any property involved in the Transactions.

B-3   Each party to the Agreements other than Company has satisfied those legal requirements applicable to him, her or it that are necessary to make the Agreements signed by him, her or it enforceable against him, her or it in accordance with its terms.

B-4   Each party to an Agreement other than Company has complied with all legal requirements pertaining to his, her or its status as such status relates to his, her or its rights to enforce the Agreements signed by him, her or it against Company.

B-5   Each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine.

B-6   Each public authority document reviewed by us for the purpose of rendering this opinion letter is accurate, complete and authentic, and all official public records (including their proper indexing and filing) are accurate and complete.

B-7   There has been no mutual mistake of fact or misunderstanding, fraud, duress or undue influence with respect to, or affecting any of, the parties to the Transactions.

B-8   The conduct of the parties to the Transactions has complied with any requirement of good faith, fair dealing and conscionability.

B-9   The parties to whom this opinion letter is directed and any agent acting for them in connection with the Transactions have acted in good faith and without notice of any defense against the enforceability of any rights created by, or adverse claim to any property or security interest transferred or created as a part of, the Transactions.

B-10   There are no agreements or understandings among the parties, written or oral, and there is no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Agreements.

B-11   All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law examined by us, are generally available (*i.e.,* in terms of access and distribution following publication or other release) to lawyers practicing in the opining jurisdiction, and are in a format that makes legal research reasonably feasible.

B-12   The constitutionality or validity of the relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the opining jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

        B-13   Other agreements and court orders will be enforced as written.

        B-14   All parties to the Transactions will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Merger Agreement.

Whenever a statement herein is qualified by the phrase "to our knowledge," or by any other phrase of similar import, or where it is noted that nothing has been brought to our attention, it means that the opinion stated is based solely upon the conscious awareness of information as to the matters being opined upon by (a) the lawyer who signs, on behalf of this firm, this opinion letter, (b) any lawyer at this firm who has been actively involved in negotiating the Transactions, preparing the Merger Agreement or preparing this opinion letter, and (c) solely as to information relevant to a particular opinion issue or confirmation regarding a particular factual matter (*e.g.*, pending or threatened legal proceedings), any lawyer at this firm who is primarily responsible for providing the response concerning that particular opinion issue or confirmation. We have not undertaken, nor were we obligated or expected to undertake, an independent investigation to determine the accuracy of the facts or other information as to which our knowledge is sought.

C.   OPINIONS

Based upon the foregoing examinations and assumptions and subject to the qualifications and exclusions stated below, we are of the opinion that:

        C-1   Company is a corporation validly existing and in good standing under the laws of the State of Indiana and has adequate corporate power and authority to conduct its business as a bank holding company. Company is qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except when the failure to so qualify would not have a Material Adverse Effect on the Company. Company is a registered bank holding company under the Bank Holding Company Act of 1956.

        C-2   The Bank is a national banking association validly existing and in good standing under the laws of the United States of America, and is qualified to do business and in good standing with the OCC and in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified, except where failure to so qualify would not have a Material Adverse Effect on the Company or the Bank. The Bank has adequate power and authority to conduct its business as a national banking association.

C-3   Each of Calumet Investment Corporation and Bank Calumet Financial Services, Inc. (each, a *"Subsidiary"*), is validly existing and in good standing under the laws of the state under which it is intended to be organized, and is qualified to do business and in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires it to be so qualified. Each Subsidiary of Company has all requisite power and authority, corporate or otherwise, to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted, except where the failure to so qualify would not have a Material Adverse Effect on the Subsidiary.

C-4   The execution and delivery of each of the Agreements and the consummation of the Transactions by Company and the Bank have been duly authorized by all necessary action of Company, the Bank and their respective shareholders.

C-5   Company and the Bank have all necessary power and authority to enter into, and to perform its obligations under each of the Agreements to which it is a party and to consummate the Transactions to which it is a party.

C-6   Each of the Agreements constitutes the legal, valid and binding obligation of Company or a Subsidiary of Company enforceable in accordance with its terms.

C-7   To our knowledge, there are no actions or proceedings overtly threatened in writing or pending against Company or any Subsidiary of Company before any court, government agency or arbitrator that seek to affect the enforceability of any of the Agreements.

C-8   The execution and delivery by Company or a Subsidiary of Company of each of the Agreements to which it is a party and the consummation of the Transactions (a) do not violate (i) Company's Articles of Incorporation or Bylaws or (ii) the articles of association, the charter or the bylaws of the Bank, (iii) the organizational documents of each Subsidiary of the Company, or (iv) to our knowledge, any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise or license applicable to Company, the Bank or any Subsidiary of Company, except as would not have a Material Adverse Effect on the Company, the Bank or any Subsidiary of the Company and (b) to our knowledge, do not breach or otherwise violate any court order, judgment, decree, statute, law, ordinance, rule or regulation applicable to Company, the Bank or any Subsidiary of Company, or their respective properties.

C-9   Execution and delivery by Company of each of the Agreements and the consummation of the Transactions is not prohibited by, nor will such actions result in the imposition of a fine, penalty or other similar sanction for a violation under, the provisions of the statutory laws or regulations that we have examined, as discussed below, for purposes of rendering the opinions expressed herein.

        C-10   Company, each Subsidiary of Company, Buyer, NewCo, Surviving Corporation, the Merger Agreement and the Transactions are exempt from any "anti-takeover," "fair price," "moratorium," "control share acquisition" or similar provisions under (a) the organizational documents (including any rights on similar plans) of Company or any Subsidiary of Company, or (b) any applicable Laws (including, for the avoidance of doubt, the IBCL).

        C-11   No approval, authorization or other action by, or filing with, any governmental authority is required on or before the date hereof in connection with the execution and delivery by Company or any Subsidiary of Company of any of the Agreements and the consummation of the Transactions except for those that have already been obtained and are in full force and effect.

D.   QUALIFICATIONS

The opinions set forth herein are subject to the following qualifications:

        D-1   The opinions set forth herein, including those opinions as to the enforceability of each of the Agreements, are subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws affecting the rights and remedies of creditors generally and the effect of general principles of equity, whether applied by a court of law or equity, or the exercise of judicial discretion.

        D-2   The opinions set forth herein, including those opinions as to the enforceability of each of the Agreements, are subject to the effect of generally applicable rules of law or equity that:

        (a)   limit or affect the enforceability of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness;

        (b)   provide that forum selection clauses in contracts are not necessarily binding on the court(s) in the forum selected;

        (c)   limit the availability of a remedy under certain circumstances where another remedy has been elected;

        (d)   limit the enforceability of provisions of releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent that the action or inaction involves gross negligence, recklessness, willful misconduct or unlawful conduct;

(e)   may, where less than all of a contract may be enforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange;

(f)   govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys' fees and other costs;

(g)   may permit a party who has materially failed to render or offer performance required by the contract to cure that failure unless (i) permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or (ii) it is important in the circumstances to the aggrieved party that performance occur by the date stated in the contract; and

(h)   govern the availability of specific performance, injunctive relief, or other equitable remedies, which generally place the award of such remedies, subject to certain guidelines, in the discretion of the court to which application for such relief is made.

D-3   Certain provisions of an Agreement may be unenforceable, but such unenforceability will not, subject to the other exceptions, qualifications and limitations in this opinion letter, render such Agreement invalid as a whole or substantially interfere with the realization of the principal benefits provided by such Agreement, subject to the economic and procedural consequences of any delay resulting from such unenforceability.

D-4   Notwithstanding any provision in any of the Agreements to the effect that the respective Agreement reflects the entire understanding of the parties with respect to the matters described therein, a court of competent jurisdiction may consider extrinsic evidence of the circumstances surrounding the negotiation and execution of the particular Agreement to ascertain the intent of the parties in using the language employed in the Agreement, regardless of whether or not the meaning of the language used in the Agreement is plain and unambiguous on its face, and may determine that additional or supplemental terms can be incorporated into the Agreement.

D-5   With respect to the opinions expressed in Paragraph C-1, we have relied solely upon the Certificate of the Secretary of the State of Indiana. With respect to the opinions expressed in Paragraph C-2, we have relied solely upon the Certificate of the OCC.

E.   EXCLUSIONS

We express no opinion as to the effect, if any, that one or more of the following matters may have upon the opinions expressed herein:

E-1   Laws and regulations relating to commodity (and other) futures and indices and other similar instruments.

E-2   Federal and state laws and regulations dealing with:

      (a)   environmental laws and regulations;

      (b)   land use and subdivision laws and regulations;

      (c)   racketeering laws and regulations;

      (d)   health and safety laws and regulations;

      (e)   labor laws and regulations;

      (f)   laws, regulations and policies concerning national and local emergency, possible judicial deference to acts of sovereign states, and criminal and civil forfeiture laws;

      (g)   statutes of general application to the extent they provide for criminal prosecution (*e.g.*, mail fraud and wire fraud statutes); and

      (h)   "Blue Sky" laws.

E-3   Federal Reserve Board margin regulations.

E-4   Compliance with fiduciary duty requirements.

E-5   The statutes and ordinances, the administrative decisions, and the rules and regulations of counties, cities, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level), and judicial decisions to the extent that they deal with any of the foregoing.

E-6   Fraudulent transfer and fraudulent conveyance laws.

E-7   Pension and employee benefit laws and regulations including ERISA.

E-8   Company's or the Bank's title to or the condition of title of any real or personal property.

E-9   The creation, attachment, perfection, priority or enforcement of liens on any real property or a security interest in any personal property.

E-10   Choice-of-law, choice-of-forum and waiver of jury trial provisions.

E-11   Further, without limiting the generality of the foregoing, we expressly disclaim any opinion regarding any restrictive covenant, including the interpretation, enforceability or applicability thereof, contained in any of the Agreements.

For purposes of expressing the opinions set forth herein, we have examined the federal laws of the United States of America and the laws of the State of Indiana that a lawyer, who is a member of the bar of the State of Illinois, exercising customary professional diligence, would reasonably recognize as being applicable.

We have not reviewed, nor are our opinions in any way predicated upon an examination of, the laws of any other jurisdiction and we expressly disclaim responsibility for advising you as to the effect, if any, that the laws of any other jurisdiction may have upon the opinions set forth herein. Furthermore, we express no opinion as to matters that may be affected by pending or proposed federal, state or local legislation, even though such legislation, if subsequently enacted, might affect the opinions expressed herein.

The opinions set forth herein are as of the date hereof, and we disclaim any undertaking or obligation to update these opinions for events and circumstances occurring after the date hereof or as to facts relating to prior events that are subsequently brought to our attention.

This opinion letter is rendered only to the addressees and is solely for their benefit. This opinion letter may not be used or relied upon for any other purpose or by any other person without our prior written consent.

Very truly yours,